




Most
giving company
in the world.
TELUS

Leading the world when the world needs us most


au monde.
MERCI




TELUS Health
UHN

INFORMATION CIRCULAR 2021

TELUS

We are leading the world

TELUS is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our long-standing commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada's leader in digital health technology, TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain and TELUS International is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands.

Driven by our passionate social purpose to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $820 million and 1.6 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

All financial information is reported in Canadian dollars unless otherwise specified.

Welcome to our shareholder meeting

The TELUS annual general meeting of shareholders will be held on May 7, 2021.

As a world leader in social capitalism, TELUS has been able to make a meaningful difference in the lives of citizens, globally. As we continue to respond to the challenges and uncertainties of the COVID-19 pandemic, our commitment to social capitalism is driving our consistent financial and operational success, and enabling the positive impact we are making across the communities we serve.

In 2020, despite an unprecedented operating environment, we delivered strong financial results, fuelled by the execution of our proven growth strategy and our deep belief that doing well in business and doing good in our communities are mutually inclusive. Our compensation philosophy is to pay for performance, and our compensation decisions continue to reflect this philosophy. For more information on our 2020 performance and leadership in social capitalism, visit **telus.com/annualreport** and **telus.com/sustainability**.

In the pages that follow, you will find information regarding the items of business for consideration at our upcoming annual general meeting. You will also find highlights about our leading corporate governance practices, including our diversity initiatives and succession planning processes, as well as our executive compensation philosophy and practices. We are pleased to have nominated two new individuals for election as directors, which will further broaden the experience, skills and diversity of our Board.

As a shareholder, you have the right to vote your shares on all the items that come before the meeting. We encourage you to exercise your right to vote and we facilitate different methods of voting to enable you to vote in a manner that is most convenient for you.

For the second consecutive year, we are leveraging our technology to enable our shareholders to attend our annual meeting in a virtual format via a live webcast, while staying safe and healthy at home. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions at the meeting. More information is provided on pages 10 to 15.

We want to thank all our shareholders for your continued support and confidence. Inspired by our leadership in social capitalism, TELUS remains well positioned for the future and we are committed to delivering on our long-standing strategy to continue making the future friendly for our shareholders, customers and communities.

Sincerely,

Dick Auchinleck

Dick Auchinleck
Chair of the Board

Your vote is important

As a shareholder, it is important that you read this material carefully and vote your shares. Please see pages 10 to 15 for detailed voting instructions and deadlines.

What's inside

The social capitalism company

Leading the world when the world needs us most

Most giving company

Throughout 2020, TELUS contributed $85 million, representing five per cent of 2020 pre-tax profits – more than any other Canadian company – to charitable and community organizations worldwide. Since 2000, our TELUS family has contributed $1.3 billion, including $820 million in financial support and 1.6 million days of volunteerism, to make the world a better place.

Time and time again, our team demonstrates that when things are at their worst, you can rely on TELUS to be at its best. Our team's unwavering commitment to improving the lives of citizens, supported by world-leading networks and unparalleled customer service, continues to define TELUS' leadership in social capitalism.

In a year like no other, TELUS responded in unprecedented and meaningful ways to ensure citizens remained safe, informed and productive. The following are just some of the ways we are helping out.

Supporting stakeholders when they need us most

Our ability to do well in business and do good in our communities, thanks to the patronage of our customers, has had a profound impact on the lives of citizens worldwide. TELUS has dedicated $150 million in support of COVID-19 relief efforts to build public healthcare capacity and support vulnerable communities throughout the pandemic.

Additionally, through a unique leadership gift, President and Chief Executive Officer (CEO) Darren Entwistle decided to forgo 25 per cent of his 2020 base salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives. As well, the Entwistle Family Foundation matched a portion of the salary donations to maximize the TELUS team's commitment to supporting healthcare in Canada and helping those most impacted.

Building stronger, healthier communities

In response to the pandemic, we pivoted our philanthropic funding channels to focus on health initiatives and support charities on the front line of the health crisis.

In 2020, the TELUS Friendly Future Foundation™ and TELUS Community Boards contributed $8.9 million to 597 charitable health projects to support and enhance public healthcare capacity and initiatives across Canada. This included funding for new medical technology and equipment, critical research, food and outreach to vulnerable Canadians, virtual education programs and mental health initiatives.

Our team introduced TELUS-branded critter masks, which helped keep Canadians safe while raising $535,000 for the Foundation to support pandemic-related initiatives.

For the first time, we evolved our TELUS Days of Giving® into a year-long campaign. Throughout 2020, our extended TELUS family volunteered 1.25 million hours of service, including contributing 1.2 million virtual and socially distanced safe acts of giving.

Helping vulnerable citizens stay connected

Our Connecting for Good® programs enabled us to provide vital connections and care for over 142,000 vulnerable Canadians in 2020.

We expanded our Internet for Good® program to include low-income Canadians living with disabilities and expedited access to the program for school-aged students in need.

We extended our Mobility for Good® program nationally, providing free smartphones and data plans to more young people transitioning out of foster care, and expanded the program to 2.2 million low-income seniors. We also donated 14,200 devices and free rate plans to help isolated seniors, hospitalized patients and vulnerable Canadians stay connected.

Our Health for Good® program was broadened nationally, bringing primary healthcare and mental health support to homeless and other marginalized Canadians through our 11 mobile health clinics. We supported more than 28,000 patient visits during the year, including administering 12,700 COVID-19 assessments and tests.

Driving better healthcare access

As Canadians sought healthcare from the safety of their home, we expanded our innovative virtual care solutions, alleviating pressure on crowded hospitals and helping to preserve healthcare capacity.

By way of example, we offered access to virtual care visits between patients and their doctors through our electronic medical record virtual visit solution; enabled healthcare providers in B.C. to virtually observe and support patients living with, or at risk of, COVID-19 through our Home Health Monitoring solution; empowered patients with access to one-on-one video consultations with a doctor at no cost from their mobile device through Babylon by TELUS Health; provided personal emergency support for elderly citizens living independently with LivingWell Companion™; helped employers support the well-being of their employees with Akira by TELUS Health; and offered essential care workers access to mental health resources through Espri™ by TELUS Health.

142,000
Canadians positively impacted by our Connecting for Good programs in 2020

14,200
devices donated in 2020 to keep at-risk Canadians connected

$85 million
contributed to charitable and community organizations in 2020 by our extended TELUS family

1.25 million
hours of volunteering in 2020

Earning recognition for our leadership in social capitalism

The TELUS team's contributions in helping our communities and fellow citizens during the pandemic were recognized by leading organizations. Some highlights of that recognition are included below.

- Achieved and maintained the first place ranking, globally, on the crowd-sourced DidTheyHelp.com COVID-19 Heroes Leaderboard from April to December 2020
- Earned a place on the Wall Street Journal's ranking of the world's Top 100 Most Sustainably Managed Companies, including placing 15th in respect of social capitalism
- Recognized as Canada's leading global workplace in the Forbes World's Best Employers 2020 report, and 40th globally
- Listed on the Dow Jones Sustainability World Index for the fifth consecutive year, and on the Dow Jones North America Index for the 20th year in a row
- Included in the Corporate Knights Best 50 Corporate Citizens in Canada for the 14th time
- Named one of the Corporate Knights 2021 Global 100 Most Sustainable Corporations in the World for the ninth time
- Acknowledged by Mediacorp Canada as one of Canada's Top 100 Employers for the 12th time
- Recognized by Mediacorp Canada as one of Canada's Best Diversity Employers (2020).

Executive summary

Summary of the meeting

Here are highlights of the important information you will find in this information circular. These highlights do not contain all the information that you should consider. Please take the time to read the circular before you vote your shares.

Shareholder voting matters

	Board vote recommendation	For more information
Election of directors	✔ **FOR** each nominee	See pages 18 to 19
Appointment of Deloitte LLP as auditors	✔ **FOR**	See page 19
Approval of executive compensation approach	✔ **FOR**	See page 20
Approval of the TELUS Directors Deferred Share Unit Plan (DSU Plan)	✔ **FOR**	See pages 20 to 21

Our director nominees

You will be asked to vote on our director nominees below. Their complete director profiles can be found on pages 24 to 30.

Name and region Independent ✔	Age	Director since	Principal occupation	Committee(s)[1]	Board and Committee attendance 2020	Other public boards	Expertise
R.H. (Dick) Auchinleck ✔ British Columbia	69	2003	Chair, TELUS Corporation	n/a	100%	–	• Senior executive/strategic leadership • International experience • Corporate development • Governance
Raymond T. Chan ✔ British Columbia	65	2013	Corporate director	HRC, P (Chair)	100%	–	• Senior executive/strategic leadership • Finance and accounting • Governance • Human resources management/ executive compensation
Hazel Claxton ✔ Ontario	60	n/a	Corporate director	n/a	n/a	–	• Senior executive/strategic leadership • Human resources management/ executive compensation • Finance and accounting • Governance
Lisa de Wilde ✔ Ontario	64	2015	Corporate director	CG, P	100%	–	• Government/regulatory affairs • Senior executive/strategic leadership • Governance • Industry knowledge and experience
Darren Entwistle British Columbia	58	2000	President and CEO, TELUS Corporation	n/a	100%	–	• Senior executive/strategic leadership • Technology and/or industry knowledge • Governance • Retail/customer experience
Thomas Flynn ✔ Ontario	57	2020	Vice-Chair, BMO Financial Group	n/a	100%	–	• Senior executive/strategic leadership • Finance and accounting • Risk management • Corporate development

Name and region Independent ✔	Age	Director since	Principal occupation	Committee(s)¹	Board and Committee attendance 2020	Other public boards	Expertise
Mary Jo Haddad ✔ Ontario	65	2014	Founder and president, MJH & Associates	HRC (Chair), CGC	100%	–	• Senior executive/strategic leadership • Human resources management/ executive compensation • Governance • Corporate social responsibility
Kathy Kinloch ✔ British Columbia	69	2017	President, British Columbia Institute of Technology (BCIT)	CG, HRC	100%	–	• Senior executive/strategic leadership • Human resources management/ executive compensation • Government/regulatory affairs • Risk management
Christine Magee ✔ Ontario	61	2018	Co-founder and Chair, Sleep Country Canada	A	100%	2	• Senior executive/strategic leadership • Retail/customer experience • Finance and accounting • Governance
John Manley ✔ Ontario	71	2012	Senior Business Advisor, Bennett Jones LLP	CG (Chair), HRC	100%	2	• Government/regulatory affairs • Governance • Industry knowledge and experience • Senior executive/strategic leadership
David Mowat ✔ British Columbia	65	2016	Corporate director	A (Chair)	100%	1	• Senior executive/strategic leadership • Finance and accounting • Risk management • Corporate social responsibility
Marc Parent ✔ Quebec	60	2017	President and CEO, CAE Inc.	HRC, P	100%	1	• Senior executive/strategic leadership • Governance • Human resources management/ executive compensation • Finance and accounting
Denise Pickett ✔ Ontario	55	2018	President, Global Services Group, American Express	A	100%	–	• Senior executive/strategic leadership • Retail/customer experience • Risk management • International experience
W. Sean Willy ✔ Saskatchewan	47	n/a	President and CEO, Des Nedhe Development	n/a	n/a	–	• Senior executive/strategic leadership • Corporate social responsibility • Human resources management/ executive compensation • International experience

1 Committee legend: A = Audit Committee, CG = Corporate Governance Committee, HRC = Human Resources and Compensation Committee, P = Pension Committee, and n/a = Not applicable, as Dick and Darren do not sit on any committees, Tom is not currently a member of any committee, and Hazel and Sean are new director nominees.

Appoint auditors

You will be asked to vote on the appointment of our independent auditors, Deloitte LLP, who have been our external auditors since 2002 and were last re-appointed at our annual general meeting on May 7, 2020. Further details about our auditors and a summary of their billings for 2019 and 2020 can be found on page 19.

Approve executive compensation approach

You can have a say on what we pay our executives by participating in an advisory vote on our approach to executive compensation. We have held this advisory vote every year since 2011. Further information on our advisory vote can be found on page 20. More details on our executive compensation approach and practices can be found on pages 70 to 109.

Approve the DSU Plan

You will be asked to vote on the proposed amendments to the terms of the DSU Plan, which will allow us to make payments for future redemption of deferred share units (DSUs), at the Company's election, in the form of newly issued shares from treasury. More details on these amendments can be found on pages 20 to 21.

Corporate governance

At TELUS, we are committed to high standards in corporate governance, and we are constantly evolving our practices and pursuing transparency and integrity in everything we do.

We believe that strong corporate governance is the foundation for accountability to our shareholders and we strive to be at the forefront of governance best practices.

In 2020, we continued to advance our practices in the pursuit of excellence and increased investor confidence.

45%
of independent
directors
are women

95%
say-on-pay
approval at the
2020 meeting

99%
in favour of the
election of our
directors at the
2020 meeting

Governance highlights

- Updated our Board diversity policy to confirm the importance of diversity and the attributes the Board is seeking for its composition, which now includes separate diversity targets of having (a) at least two directors who represent a visible minority or are Indigenous by the annual meeting in 2023 and (b) women and men each represent at least one-third of independent directors

- Updated our director skills matrix to include new skill attributes of corporate social responsibility, corporate development and international experience, reflecting the importance of having environmental, social and governance-related expertise on our Board and the changing nature of TELUS' business

- Surpassed our Board diversity target for gender as 45 per cent of our current independent directors are women (five of our independent directors)

- Recruited two new nominees who will further strengthen our Board by bringing expertise in corporate social responsibility, human resources management and executive compensation, finance and accounting, governance, international experience and senior executive leadership

- Acted to enhance the diversity of our Board such that our 2021 director nominees include two individuals who identify as members of a visible minority and one who identifies as Indigenous

- Continued a comprehensive review of President and Chief Executive Officer (CEO) and executive succession planning with the assistance of an external consultant, Korn Ferry, which included examining progress against prior high-potential development plans and discussing the strengths and development opportunities for the next generation of executive and CEO candidates

- Engaged Deloitte LLP to conduct an independent and comprehensive assessment of the effectiveness and performance of the Board, our committees, each committee chair and the Board Chair, as well as a peer assessment.

TELUS Board responsibilities

Strategic planning

Financial oversight and reporting

Risk oversight

Leadership and succession planning

Shareholder communications and engagement

Ethical culture

For details on corporate governance, see pages 36 to 56.

Executive compensation

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, along with our national growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

Base salary	**Annual performance bonus**	**Long-term incentive**
Rewards the scope and responsibilities of a position with target positioning at the median of our comparator group	Encourages strong performance against yearly corporate and individual objectives	Aligns with long-term interests of shareholders

Our compensation philosophy

Be competitive

Pay for performance

Align with shareholders

Be well governed

Manage risk

Be easily understood

For details on executive compensation, see pages 70 to 109.

Compensation highlights

- In response to the COVID-19 pandemic, we deferred salary increases and suspended the employer matching portion of our Employee Share Purchase Plan for three months in 2020

- The Compensation Committee re-evaluated and adjusted our corporate scorecard for the second to fourth quarters (Q2 to Q4) by establishing our COVID-revised scorecard, a streamlined scorecard which ensured better concentration and alignment to those goals and measures that would define the success of our organization in 2020. Our final corporate scorecard result reflects a weighted blend of our Q1 scorecard (25 per cent weight) and our COVID-revised Q2 to Q4 scorecard (75 per cent weight). The result was an approved 2020 corporate scorecard multiplier of 1.05. In approving that multiplier, the Compensation Committee considered our overall engagement score (which remains in the top 10 per cent of all employees globally), as well as our strong net client additions and brand and reputation among our customers

- The individual performance component of our executives' bonus is now evaluated using our amazing people performance development (APPD) model, which measures their results against goals (*what* they do) and values (*how* they do it)

- For purposes of determining individual grant levels, we have transitioned to a new talent summary approach that focuses on future-oriented categories, including retention value and future potential

- Our external Board advisor Meridian Compensation Partners LLC (Meridian) conducted an independent review of compensation programs, plans and policies to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on the Company. Meridian concluded that TELUS' pay programs and policies balance, neutralize or mitigate risk

- As illustrated on the following page, a significant portion of executive pay continues to be at risk, ensuring executive compensation is aligned with Company performance and the creation of shareholder value.

2020 total direct compensation for named executive officers

Named executive officers	Base salary	Annual performance bonus[1]	Long-term incentive[2]	Total direct compensation	Percentage at risk
Darren Entwistle President and CEO	$1,031,250[3]	$855,980	$12,855,980	$14,743,210	93%
Doug French Executive Vice-President (EVP) and Chief Financial Officer	$637,500[4]	$285,866	$3,085,866	$4,009,232	84%
Eros Spadotto EVP, Technology Strategy and Business Transformation	$625,000	$264,472	$2,264,472	$3,153,944	80%
Tony Geheran EVP and Chief Customer Officer	$587,500[4]	$274,577	$3,074,577	$3,936,654	85%
François Gratton EVP, TELUS Health, TELUS Agriculture and TELUS Québec	$587,500[4]	$252,314	$2,452,314	$3,292,128	82%

1 Delivered in cash.

2 Represents the value of executive performance share units (EPSUs) and restricted share units (RSUs) granted on February 26, 2021.

3 Darren's 2020 annual base salary was $1,375,000. The reduced amount in the above table reflects Darren's decision to forgo 25% of his 2020 base salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives.

4 Base salary for Doug, Tony and François is prorated due to salary increases that were effective in mid-2020.

About the meeting and our Board

Notice of annual general meeting of shareholders

As we continue to respond to the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the information shareholders will need to attend, participate and vote at our virtual meeting is provided on pages 10 to 15.

Business of the meeting
At the meeting, shareholders will be asked to:

1 Receive the Company's 2020 audited consolidated financial statements, together with the report of the auditors on those statements

2 Elect directors of the Company for the ensuing year

3 Appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the directors to fix their remuneration

4 Approve an advisory resolution on the Company's approach to executive compensation

5 Approve the TELUS Directors Deferred Share Unit Plan (DSU Plan)

and transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

Right to vote
Holders of shares on March 8, 2021 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. There were 1,297,509,602 shares outstanding on this date. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 10.

Approval of the circular
The Board of Directors has approved in substance the content of this information circular and has authorized us to send it to the Company's shareholders as at the Record Date.

Vancouver, British Columbia
Dated March 10, 2021

By order of the Board of Directors

Andrea Wood

Andrea Wood
Chief Legal and Governance Officer

When
Friday, May 7, 2021
8:30 a.m. (PT)

Where
Virtual-only meeting via live audio webcast online
at **telus.com/agm**

Materials
A notice and access notification to shareholders (Notice) is being mailed to shareholders on or about April 1, 2021. We are providing access to the information circular and annual report via the internet using the "notice and access" systems. These materials are available on the website referenced in the Notice (**envisionreports.com/telus2021**)

Information about voting

Who can vote

There were 1,297,509,602 shares in TELUS outstanding on March 8, 2021 (the Record Date). If you hold shares as of the Record Date, you can cast one vote for each share you hold on that date.

To the knowledge of the directors and executive officers of TELUS, no one shareholder beneficially owned, directly or indirectly, or exercised control or direction over, five per cent or more of the outstanding shares on the Record Date.

Matters to be voted on and approval required

The following are items of business to be voted on at the meeting:

- The election of directors
- The appointment of auditors
- The approval of the Company's approach to executive compensation
- The approval of the DSU Plan.

All of these items require approval by a majority of votes cast by shareholders.

Quorum

We need to have at least two people present at the meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding shares entitled to be voted at the meeting.

Virtual meeting and technical requirements

As we continue to respond to the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast.

Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real time, provided that you are connected to the internet. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 11 to 15, depending on if you are a registered or a non-registered shareholder.

You may access the website via your smartphone, tablet or computer and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at **telus.com/agm** and on **sedar.com** for additional instructions on participating in the virtual meeting.

Submitting questions

Questions for the meeting may be submitted either before the meeting through **investorvote.com** (refer to your control number as shown on your proxy form, as applicable) or during the meeting by shareholders participating via the live webcast by selecting the messaging icon. Only registered shareholders may submit questions before the meeting, but registered shareholders and duly appointed proxyholders may submit questions during the meeting.

The chair of the meeting and other members of management present will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed towards the end of the meeting during a question and answer period. So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

All shareholder questions are welcome. However, we do not intend to address questions that:

- Are irrelevant to the business of the meeting or to TELUS' operations
- Are related to personal grievances
- Are related to non-public information about TELUS
- Constitute derogatory references to individuals or that are otherwise offensive to third parties
- Are repetitious or have already been asked by other shareholders
- Are in furtherance of a shareholder's personal or business interest, or
- Are out of order or not otherwise appropriate as determined by the chair or secretary of the meeting in their reasonable judgment.

The chair of the meeting has broad authority to conduct the meeting in an orderly manner. To ensure the meeting is conducted in a manner that is fair to all shareholders, the chair of the meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question.

Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at **telus.com/agm**. Posted questions may be summarized or grouped together. The questions and answers will be available as soon as practical after the meeting and will remain available until one week after posting.

How to vote

How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the following tables.

	Registered shareholders and TELUS employee share plan holders
	You are a **registered shareholder** if you have a share certificate or direct registration system (DRS) advice issued in your name. You are an **employee share plan holder** if you hold your shares through any TELUS-sponsored employee share plans (i.e. the Employee Share Purchase Plan) (the employee shares), for which Computershare is the trustee.
If you want to vote by proxy before the meeting	You can vote in any of the following ways: **Internet** • By visiting the following website: **investorvote.com**. Refer to your control number (shown on your proxy form) and follow the online voting instructions **Telephone** • By calling the toll-free number, **1-866-732-VOTE (8683)** if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions • Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone **Mail** • By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form.
If you want to attend and vote at the virtual meeting	Please follow these steps: 1. Log in online at **telus.com/agm** at least 15 minutes before the meeting starts. 2. Click "Launch webcast" at the top of the page. Please check that your browser is compatible. 3. Click "Shareholder". 4. Enter your control number (on your proxy form) as your username. 5. Enter the password: TELUS2021 (case sensitive) 6. Follow the instructions to view the meeting and vote when prompted. Once you log into the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions on page 12), but you will be unable to vote or ask questions at the meeting.

If you want to appoint a third party as proxy to attend and vote at the virtual meeting	If you want to appoint someone else (other than the management appointees, Dick Auchinleck or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder.
	Please follow these steps: 1. **Submit your proxy form** – To appoint a third-party proxyholder, insert the person's name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet, telephone or mail – see page 11). This step must be completed before registering such proxyholder as step 2. 2. **Register your proxyholder** – To register a proxyholder, shareholders **MUST** visit computershare.com/TELUSagm by **5:00 p.m. (ET) on May 5, 2021** and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. **Without a username, proxyholders will not be able to attend, participate or vote at the meeting.**
If you want to attend the virtual meeting as a guest	Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at **telus.com/agm**. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click "Launch webcast" at the top of the page. 3. Click "Guest" and then complete the online form.
Deadline for returning your form	Your completed proxy form must be received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (ET) on May 5, 2021. If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (**Proxy Deadline**).
If you change your mind about your vote	For **registered shareholders and holders of employee shares**, if you have voted by submitting a proxy form, you may revoke your instructions by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (at the address above) by the Proxy Deadline. If as a registered shareholder, you are using your control number to log into the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions above), but you will be unable to vote or ask questions at the meeting. Other ways to revoke your proxy instructions include: 1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of TELUS' Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, any time up to **5:00 p.m. (PT) on May 6, 2021** or, if the meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened meeting. 2. Any other way allowed by law.

Non-registered shareholders	
	You are a **non-registered shareholder** if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (intermediary).
If you want to vote by proxy before the meeting	You can vote in any of the following ways: **Internet** • By visiting the following website: **proxyvote.com**. Refer to your control number (shown on your form) and follow the online voting instructions **Telephone** • By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions • Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone **Mail** • By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form.
If you want to attend and vote at the virtual meeting	**If you are a non-registered shareholder and you wish to vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare.** This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. Please follow these steps: 1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet, telephone or mail – see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register yourself as a proxyholder by visiting **computershare.com/TELUSagm by 5:00 p.m. (ET) on May 4, 2021.** Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. **Without a username, you will not be able to attend, participate or vote at the meeting.** 3. Log in online at **telus.com/agm** at least 15 minutes before the meeting starts. 4. Click "Launch webcast" at the top of the page. Please check that your browser is compatible. 5. Click "Shareholder". 6. Enter the username that was provided by Computershare. 7. Enter the password: TELUS2021 (case sensitive). 8. Follow the instructions to view the meeting and vote when prompted. **If you are a non-registered shareholder located in the United States**, and you wish to appoint yourself as a proxyholder, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: **USLegalProxy@computershare.com** (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as "Legal Proxy" and received **no later than 5:00 p.m. (ET) on May 4, 2021**. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment as a proxyholder at **computershare.com/TELUSagm** as noted above.

If you want to appoint a third party as proxy to attend and vote at the virtual meeting	If you want to appoint someone else (other than the management appointees, Dick Auchinleck or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder.
	Please follow these steps: 1. **Submit your voting instruction form** – To appoint a third-party proxyholder, insert the person's name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet, telephone or mail – see page 13) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. **Register your proxyholder** – To register a proxyholder, shareholders **MUST** visit computershare.com/TELUSagm **by 5:00 p.m. (ET) on May 4, 2021** and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. **Without a username, proxyholders will not be able to attend, participate or vote at the meeting.** **If you are a non-registered shareholder located in the United States**, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as "Legal Proxy" and received **no later than 5:00 p.m. (ET) on May 4, 2021**. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party's appointment as proxyholder at computershare.com/TELUSagm as noted above.
If you want to attend the virtual meeting as a guest	Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at **telus.com/agm**. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click "Launch webcast" at the top of the page. 3. Click "Guest" and then complete the online form.
Deadline for returning your form	Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions prior to the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline.
If you change your mind about your vote	For **non-registered shareholders**, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary's deadline.

How your proxyholder will vote

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions. **If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your shares to**:

- Elect as a director each person nominated by the Company
- Appoint Deloitte as auditors and authorize the directors to fix their remuneration
- Approve the Company's approach to executive compensation
- Approve the DSU Plan.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting on page 9 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 10, 2021, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.

Confidentiality

All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders' votes, except:

- As necessary to meet applicable law
- In the event of a proxy contest
- In the event a shareholder has made a written comment on the proxy.

Solicitation by management

Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We have retained Laurel Hill Advisory Group (Laurel Hill) to provide governance advisory services and to solicit proxies for us in Canada and the United States at an estimated cost of $30,000, plus additional costs relating to out-of-pocket expenses. The cost of such solicitation will be borne by the Company.

Notice and Access

Canadian securities rules (Notice and Access) permit us to provide both our registered and non-registered shareholders with electronic access to the information circular and the annual report for the meeting instead of sending a paper copy. This means that the information circular and annual report are posted online for you to access, rather than being mailed to you. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, unless you previously requested a paper copy, rather than receiving a paper copy of this circular, you will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting your shares using the various different voting methods provided (internet, telephone, mail).

If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

Delivery of proxy materials

Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

Voting results

The voting results for each item of business at the meeting will be posted on **telus.com** and filed with the securities regulators after the meeting.

For more information

Contact Computershare if you have additional questions regarding the meeting:

- **phone:** 1-800-558-0046 (toll-free within North America)
  +1 (514) 982-7129 (outside North America)
- **email:** telus@computershare.com
- **mail:** Computershare Trust Company of Canada
  8th floor, 100 University Avenue
  Toronto, Ontario, M5J 2Y1

You can also contact Laurel Hill if you have questions regarding the meeting:

- **phone:** 1-877-452-7184 (toll-free within North America)
  +1 (416) 304-0211 (outside North America)
- **email:** assistance@laurelhill.com

Additional information

Canadian ownership and voting restrictions

As a communications provider of wireline and wireless telecommunications services and digital television services, the Company and certain of its subsidiaries must comply with the Canadian ownership and control requirements prescribed by Canadian laws, namely the *Telecommunications Act*, the *Broadcasting Act*, and the regulations and other instruments issued under these Acts.

With respect to telecommunications, in order to maintain the eligibility of certain of its subsidiaries to operate as Canadian carriers, the *Telecommunications Act* and underlying *Canadian Telecommunications Common Carrier Ownership and Control Regulations* require, among other things, that the level of Canadian ownership and control of the Company's shares must not be less than 66⅔ per cent and the Company must not otherwise be controlled by non-Canadians.

Substantially similar rules apply under the *Broadcasting Act*. However, in addition, the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, the Company must appoint an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

The Canadian ownership and control regulations underlying the *Telecommunications Act* give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership and control of voting shares. These powers and constraints have been incorporated into the articles of TELUS (Articles) and were extended to also ensure compliance under both the *Radiocommunication Act* and the *Broadcasting Act*. These powers include the right to (i) refuse to register a transfer of shares to a non-Canadian, (ii) repurchase or redeem excess shares from a non-Canadian or require a non-Canadian to sell any shares if that person's holdings would affect TELUS' compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the shares considered to be owned or controlled by non-Canadians.

The Company monitors the level of non-Canadian ownership of its shares and must provide periodic reports to the Canadian Radio-television and Telecommunications Commission (CRTC) in this regard.

Interest of certain persons in material transactions and related party transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

The Corporate Governance Committee of the Board is mandated with reviewing any related party transactions that arise involving a director or senior officer of TELUS, and to approve any procedures that should be adopted in connection therewith.

TELUS International IPO

On February 5, 2021, TELUS' subsidiary, TELUS International (Cda) Inc. (TELUS International) announced the successful closing of its initial public offering (IPO) of 42.55 million subordinate voting shares at a price of US$25.00 per share, which included 5.55 million subordinate voting shares purchased upon the full exercise of the underwriters' over-allotment option to purchase additional subordinate voting shares from TELUS and Baring Private Equity Asia (Baring), the selling shareholders. With total aggregate proceeds raised of approximately $1.4 billion, the TELUS International IPO was the largest technology IPO in the history of the Toronto Stock Exchange (TSX) and the fifth largest ever in the Canadian capital markets. TELUS International's subordinate voting shares began trading on the New York Stock Exchange and the TSX on February 3, 2021 under the ticker TIXT. As of the closing of the IPO, and including the impact from the exercise in full of the underwriters' over-allotment option, TELUS held 67.0 per cent of the voting power of TELUS International and 55.2 per cent of the economic interest. In connection with the IPO, a new governance framework between TELUS and TELUS International was implemented, a summary of which can be found on page 56.

As part of the IPO, the underwriters reserved up to five per cent of the subordinate voting shares that were to be offered for sale, at the IPO price, to certain individuals, through a directed share program, including TELUS employees, directors and other persons associated with TELUS International who had expressed an interest in purchasing such shares in the offering. Any reserved subordinate voting shares that were not purchased through the directed share program were offered by the underwriters to the general public on the same basis as the other subordinate voting shares offered under the IPO prospectus.

Withdrawn shareholder proposal

B.C. Government and Service Employees' Union General Fund and B.C. Government and Service Employees' Union Defense Fund (collectively, the BCGEU) submitted a shareholder proposal requesting that we produce a report regarding disclosure of our oversight of privacy and data security risks, specifically relating to the TELUS Health business. The proposal is set out in Appendix B to this information circular. The proposal was withdrawn as described in Appendix B.

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006.

Additional matters and information

Additional financial information is contained in TELUS' annual information form and the audited Consolidated financial statements of the Company for the year ended December 31, 2020 and Management's discussion and analysis thereof. These documents are available upon request to TELUS Legal Services, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. TELUS' public documents are filed on **sedar.com** and **sec.gov**. Unless otherwise indicated, the information provided in this circular is as at March 10, 2021.

Business of the meeting

1 Report of management and consolidated financial statements

The report of management and the audited consolidated financial statements for the year ended December 31, 2020, including Management's discussion and analysis, are contained in the TELUS 2020 annual report. All shareholders should have received the

2020 annual report electronically or by mail. If you did not receive a copy, you may view it online at **telus.com/annualreport** or obtain a copy upon request to TELUS' Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.

2 Election of directors

General

The Board has fixed the number of directors at 14 in accordance with the Articles of the Company. We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board. At the meeting, we will ask you to vote for the election of the 14 nominees proposed by the Company as directors. All of the nominees were elected as directors at last year's annual meeting, other than Hazel Claxton and Sean Willy, who have been nominated for election at this meeting. See pages 24 to 30 for biographical and other relevant information about all of the nominees.

Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 14 nominees whose names and profiles are set forth on pages 24 to 30, except in relation to shares held by a shareholder who instructs otherwise.

Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of their election, then the director will be required to tender their resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board will accept the resignation, unless extenuating circumstances warrant a contrary decision. Any director who tenders their resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board relating to the resignation. If applicable, we will announce the Board's decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting at which the election was held. Our majority voting policy is included in our *TELUS Board Policy Manual*, which can be downloaded at **telus.com/governance**.

We believe that all 14 nominees are able to serve as directors. Unless their office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of their election until the next annual meeting or until their successor is elected or appointed.



The Board recommends you vote FOR the election of each nominated director.

Advance notice

Our Articles contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process to ensure that shareholders are able to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Andrea Wood, Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting, namely between March 3 and April 7, 2021. See our Articles, available on **sedar.com** and on **telus.com/governance**.

3 Appointment of auditors

Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 7, 2020.

Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors' remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise.



The Board recommends you vote FOR appointing Deloitte as our auditors until the next annual meeting.

Last year, **99%** of shareholders voted FOR appointing Deloitte as our auditors.

Summary of billings and services by the external auditors for 2020 and 2019

Fees billed for services provided by Deloitte for 2020 and 2019 are as follows:

Type of work	2020 ($ millions)	%	2019 ($ millions)	%
Audit fees[1]	2.415	27.2	2.776	38.7
Audit-related fees[2]	5.810	65.4	4.038	56.4
Tax fees[3]	0.405	4.6	0.060	0.8
All other fees[4]	0.247	2.8	0.296	4.1
Total	**8.877**	**100.0**	**7.170**	**100.0**

1 Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
2 Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3 Relates to tax compliance, tax advice and tax planning.
4 Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Board effectiveness assessment, due diligence related to mergers and acquisitions, and other specified procedures.

4 Approval of executive compensation approach – Advisory vote on say on pay

The Board is accountable to the shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide shareholders with a formal opportunity to give direct feedback to the Board on the Company's approach to executive compensation. We are, therefore, asking shareholders to vote on the following advisory resolution at the meeting:

"Resolved, on an advisory basis, that the shareholders accept the approach to executive compensation disclosed in the Company's information circular for the 2021 annual general meeting of shareholders."

Since this is an advisory vote, the results will not be binding on the Board and do not diminish the roles and responsibilities of the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions, and in determining whether there is a need to increase its engagement with shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 70 to 109.

At our annual meeting in 2020, we conducted our 10th say-on-pay vote. The say-on-pay resolution received the support of 95 per cent of votes cast. Feedback received from meetings with shareholders and shareholder advocacy groups was positive overall and reinforced the view that our policies continue to align with shareholder expectations.

The management proxyholders intend to vote FOR TELUS' approach to executive compensation, except in relation to shares held by a shareholder who instructs otherwise.



The Board recommends you vote FOR our approach to executive compensation.

Last year, **95%** of shareholders voted FOR our approach to executive compensation.

5 Approval of the TELUS Directors Deferred Share Unit Plan

At the meeting, shareholders will be asked to approve the DSU Plan, a long-term incentive plan that awards deferred share units (DSUs) that are pegged to the value of the Company's shares.

The DSU Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors' interests with those of our shareholders. The DSU Plan provides that a director may elect to receive their annual retainer and meeting fees in DSUs, market-purchased shares or cash. DSUs currently entitle the directors to a specified number of, or a cash payment based on the value of, shares.

TELUS established the DSU Plan in 1997 and DSUs have formed part of TELUS' non-employee director compensation program since then. A summary of the terms of the DSU Plan is set out on page 113 and a copy of the full text of the DSU Plan was filed on SEDAR on the same date as this information circular.

Historically, payments under the DSU Plan have been in cash or, at the election of the participant, in shares purchased in the market. In 2020, the Board amended the DSU Plan to provide the Corporate Governance Committee of the Board with the right to elect to pay benefits under the DSU Plan in the form of newly issued shares, which amendment requires shareholder approval. In connection with such amendment, the DSU Plan was also amended to provide that:

- A maximum number of 1,800,000 shares is reserved for issuance under the DSU Plan, representing approximately 0.14 per cent of the number of outstanding shares, and where DSUs terminate, are cancelled or are settled in cash instead of in shares, the shares subject to such DSUs are added back to the number of shares reserved for issuance under the Plan and become available for DSU grants under the Plan



The Board recommends you vote FOR approval of the DSU Plan.

- The total number of shares issued to insiders within any one-year period, under the DSU Plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares
- The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares
- Payment of applicable withholding taxes on settlement can be satisfied through a range of alternatives, including the sale of a portion of the shares received on settlement, and
- Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are employees of the Company or a subsidiary to be granted awards under the DSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of DSUs other than by will or applicable laws and any amendment to the amendment procedure provision of the plan
- The amendments will apply to 929,105 DSUs held as of the date of this circular, which represent 0.07 per cent of the issued and outstanding shares.

Except as provided above, the Board, subject to any required regulatory approval, has the power to amend or discontinue the DSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any DSU, make any amendments required for favourable treatment under applicable tax laws and make any non-material amendments to the DSU Plan.

The TSX requires approval of the DSU Plan in order to provide the Corporate Governance Committee of the Board with the right to elect to settle awards made under the DSU Plan in the form of newly issued shares, failing which TELUS will continue to grant awards under the DSU Plan but the amendments described above will not become effective and no shares will be issuable under the DSU Plan. We are, therefore, asking shareholders to vote on the following resolution at the meeting:

"Resolved, that (1) the TELUS Directors Deferred Share Unit Plan, and the shares issuable from treasury thereunder, be approved and (2) the issuance of shares in respect of 929,105 DSUs held by directors as of the date of this circular be ratified."

The management proxyholders intend to vote FOR approval of the DSU Plan, except in relation to shares held by a shareholder who instructs otherwise.

If the amendments to the DSU Plan are approved by shareholders, the new plan terms will apply to all DSUs held by directors serving on the Board at any time following the annual meeting of shareholders held on May 7, 2020, which were outstanding on such date, as well as DSUs granted after such date.

About the nominated directors

Independence

At the meeting, there are 14 directors proposed for election to the Board. In accordance with our independence criteria (as detailed on page 43), 13 of our 14 director nominees are independent. We believe that an independent board is an important governance practice that helps ensure that our Board is operating independently of management and providing oversight and making decisions in the best interests of the Company and the shareholders. Darren Entwistle is not independent, as he is also the Company's President and Chief Executive Officer (CEO).



13 of 14 nominee directors are independent

Diversity of background

We are committed to fostering a diverse and inclusive culture at TELUS and we first adopted a written Board diversity policy in 2013. As part of our annual review cycle, we periodically updated the policy over the ensuing years, with our most recent update in November 2020. The policy provides that by leveraging different perspectives and ideas, TELUS will enjoy the benefits of improved decision-making and greater productivity and innovation. The policy recognizes that diversity has many dimensions, which can include ethnicity, race, gender, physical ability, religion, sexual orientation, gender identification and age. Diversity can also extend to work experience, geographic background, socio-economic background and diversity of political thought. The objective of the policy is to ensure that the Board possesses the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfil its mandate.

The policy provides that the Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge. In these processes, the Committee will consider multiple aspects of diversity. When recruiting new candidates for directors, the policy requires that the pool of identified candidates meet the Board's skills and diversity criteria. In the Board's evergreen list of potential director nominees, the Board will ensure that such list includes a diverse group of candidates including balanced gender diversity.

The November 2020 update to the policy included specific targets and confirmed the importance of seeking the following Board composition:

- At least two directors who represent a visible minority or are Indigenous by the annual meeting in 2023
- Women and men each represent at least 33⅓ per cent of independent directors
- Directors with extensive experience in geographic areas where TELUS has or anticipates significant business interests
- Directors of various ages, and
- Directors with differing backgrounds and experience.

The charts provide information relating to the gender and tenure of our 13 nominated independent directors (excluding Darren).



Gender
female **46%**
male **54%**



Tenure
0–5 years **61%**
6–10 years **31%**
11+ years **8%**

Diversity of skills

	Total directors	Dick Auchinleck	Ray Chan	Hazel Claxton	Lisa de Wilde	Darren Entwistle	Thomas Flynn	Mary Jo Haddad	Kathy Kinloch	Christine Magee	John Manley	David Mowat	Marc Parent	Denise Pickett	Sean Willy
Key skills and experience[1]															
Senior executive/strategic leadership	14	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Governance	9	✔	✔	✔	✔			✔	✔	✔	✔		✔		
Finance and accounting	6		✔	✔			✔			✔		✔	✔		
Human resources management/ executive compensation	6		✔	✔				✔	✔				✔		✔
Risk management	4						✔		✔			✔		✔	
Industry knowledge and experience	3				✔	✔				✔					
Retail/customer experience	3					✔			✔					✔	
Corporate social responsibility	3							✔				✔			✔
International experience	3	✔												✔	✔
Corporate development	2	✔					✔								
Government/regulatory affairs	2				✔						✔				
Information technology and information management knowledge and/or experience	1					✔									

1   While each director nominee has varying levels of skill and experience in most of the categories, we have indicated the four strongest skills per nominee. Descriptions of the different categories of skills and experience may be found on page 47.

Director profiles

The following section provides detailed information on each person nominated for election as director. See page 47 for definitions of each area of expertise.

We determined the total market value of securities held as at the date of this circular by multiplying the number of shares or deferred share units (DSUs) held by a director by $26.53, which was the closing share price on the TSX on March 10, 2021. For 2020, we have adjusted for the two-for-one share split effective on March 17, 2020. Accordingly, the adjusted number of shares or DSUs held by a director was multiplied by the adjusted closing share price on the TSX on March 11, 2020 (the date of the 2020 circular), which was $23.635. DSUs are granted under the DSU Plan (see page 113 for plan details).

For non-management directors, the share ownership target was 3.5 times the annual retainer ($805,000) at the date of this circular, and was three times the annual retainer ($690,000) at the date of our 2020 circular. For Dick Auchinleck, the share ownership target, in his capacity as Chair of the Board, was five times his annual retainer ($2,550,000) as at the date of this circular and the 2020 circular.

Any shares of TELUS International held by directors as at the date of this circular are also provided; however, shares of TELUS International will not be included for the purposes of determining a director meeting their share ownership target. See page 16 for details about TELUS International. We determined the total market value of TELUS International shares held as at the date of this circular by multiplying the number of shares held by a director by $35.33, which was the closing share price on the TSX on March 10, 2021.

R.H. (Dick) Auchinleck (Chair)

Victoria, British Columbia, Canada

Age: 69

Director since: 2003

Independent

TELUS Committees:
Not applicable[1]

Areas of expertise:
- Senior executive/strategic leadership
- International experience
- Corporate development
- Governance



Total compensation for 2020: $516,944

Dick Auchinleck is a corporate director and Chair of the Board of TELUS Corporation. He was Lead Director of TELUS from May 2014 to August 2015 and also served as the Lead Director of ConocoPhillips, an oil and gas company, from 2007 to 2018. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Institute of Corporate Directors.

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%

Current public board directorships	Past public board directorships (2015 to 2020)
None	ConocoPhillips

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	322,427,452	5,635,787	328,063,239
Percentage of votes	98.28%	1.72%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	63,695	56,378
DSUs	444,467	409,094
Total market value of securities	$13,481,538	$11,001,431
Meets share ownership target	Yes (5.3x)	Yes (4.3x)
Shares of TELUS International	–	n/a
Total market value	–	

1 Dick is not a member of any Board committee, but regularly attends committee meetings.

Raymond T. Chan

Vancouver, British Columbia, Canada

Age: 65

Director since: 2013

Independent

TELUS Committees:
- Pension (Chair)[1]
- Human Resources and Compensation

Areas of expertise:
- Senior executive/strategic leadership
- Finance and accounting
- Governance
- Human resources management/executive compensation



Total compensation for 2020:
$250,455

Ray Chan is a corporate director, having retired from the oil and gas industry in 2019 after a career spanning almost 40 years. He was employed by Baytex Energy Corp. starting in 1998, serving in various capacities over the years as Chief Financial Officer, Chief Executive Officer, Executive Chair, Independent Chair and Lead Independent Director. In addition to having served on the boards of a number of public and private oil and gas entities, Ray was also a director at the TMX Group and the Alberta Children's Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant.

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Pension	4/4	100%
Human Resources and Compensation	4/4	100%

Current public board directorships	Past public board directorships (2015 to 2020)
None	Baytex Energy Corp. TORC Oil & Gas Ltd.

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	327,535,749	527,490	328,063,239
Percentage of votes	99.84%	0.16%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	40,000	40,000
DSUs	59,264	49,816
Total market value of securities	$2,633,474	$2,122,801
Meets share ownership target	Yes (3.3x)	Yes (3.1x)
Shares of TELUS International	2,500	n/a
Total market value	$88,325	

1 Ray became Chair of the Pension Committee on May 7, 2020.

Hazel Claxton

Toronto, Ontario, Canada

Age: 60

New nominee

Independent

Areas of expertise:
- Senior executive/strategic leadership
- Human resources management/executive compensation
- Finance and accounting
- Governance

Total compensation for 2020: n/a



Hazel Claxton is a corporate director. She served as Executive Vice-President and Chief Human Resources Officer with Morneau Shepell Inc. from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada where she held several leadership roles including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of the University Pension Plan Ontario, Unity Health Toronto, and Queen's University where she is Vice Chair. Previously, she was on the boards of St. Michael's Hospital and the Shaw Festival Theatre. Hazel holds a Bachelor of Commerce (Honours) from Queen's University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant.

Board and committee attendance record in 2020

	n/a

Current public board directorships	Past public board directorships (2015 to 2020)
None	None

Voting results of 2020 annual meeting

	n/a

Securities held and total market value as at March 10, 2021

	2021
Shares	3,000
DSUs	n/a
Total market value of securities	$79,590
Meets share ownership target	n/a
Shares of TELUS International	833
Total market value	$29,430

Lisa de Wilde

Oakville, Ontario, Canada

Age: 64

Director since: 2015

Independent

TELUS Committees:
- Corporate Governance
- Pension

Areas of expertise:
- Government/regulatory affairs
- Senior executive/strategic leadership
- Governance
- Industry knowledge and experience

Total compensation for 2020: $238,700



Lisa de Wilde is a corporate director and served as Chief Executive Officer of the Ontario Educational Communications Authority (TVO) from 2005 to 2019, transforming the educational broadcaster from an analog operation to an innovative, fully digital leader. Prior to joining TVO, Lisa was President and Chief Executive Officer of Astral Television Networks and legal counsel for the Canadian Radio-television and Telecommunications Commission. Lisa is an Adjunct Professor in the Schulich School of Business MBA Program in Arts, Media and Entertainment Management, and currently serves on the boards of Toronto Global, the Asia Pacific Foundation of Canada and Children First Canada. She also served on the board of the Toronto International Film Festival, which she chaired from 2013 to 2016. She holds a Bachelor of Arts (Honours) and a Bachelor of Laws from McGill University, as well as Honorary Doctorates of Laws from Brandon University and Ryerson University. In 2015, she became a Member of the Order of Canada. In 2009, Lisa was recognized with the Women's Executive Network Canada's Most Powerful Women Top 100 award, and in 2013, was awarded the Queen Elizabeth II Diamond Jubilee Medal.

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Corporate Governance	4/4	100%
Pension	4/4	100%

Current public board directorships	Past public board directorships (2015 to 2020)
None	EnerCare Inc.

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	327,486,260	576,979	328,063,239
Percentage of votes	99.82%	0.18%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	–	–
DSUs	52,997	44,292
Total market value of securities	$1,406,010	$1,046,841
Meets share ownership target	Yes (1.7x)	Yes (1.5x)
Shares of TELUS International	2,083	n/a
Total market value	$73,592	

Darren Entwistle

Vancouver, British Columbia, Canada

Age: 58

Director since: 2000

Not independent

TELUS Committees:
Not eligible[1]

Areas of expertise:
- Senior executive/strategic leadership
- Technology and/or industry knowledge
- Governance
- Retail/customer experience

No compensation received for services as director



Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%

Current public board directorships
None

Past public board directorships (2015 to 2020)
George Weston Limited

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	327,553,392	509,847	328,063,239
Percentage of votes	99.84%	0.16%	100%

See pages 101 to 103 for details on TELUS Corporation securities held and compensation received for 2020 as President and CEO.

Shares of TELUS International held and total market value as at March 10, 2021	29,700
Total market value	$1,049,301

1 Darren is not a member of any Board committee, but regularly attends committee meetings.

Darren Entwistle joined TELUS in 2000 as President and CEO, and alongside the leadership team, has guided TELUS' evolution from a regional telephone company into a global data and wireless leader with a track record of driving world-leading results for its customers, shareholders and communities. Since the end of 1999 through February 8, 2021, TELUS generated a total shareholder return of 600%, 327 points higher than the return for the S&P/TSX Composite Index of 273% and dramatically overshadowing the MSCI World Communication Services Index return of 56% over the same period. Moreover, over the past one, three, five, 10 and 15 years, TELUS has surpassed the TSX return by 3%, 7%, 14%, 183% and 175%, respectively. Over the course of the past 20 years, the TELUS brand has increased in value from a few hundred million dollars to $9 billion today. In addition, at the start of 2021, TELUS had an enterprise value of $55 billion – a five-fold increase since 2000 – as well as 16 million customer connections across its diverse service offerings, representing growth of 271% over the past two decades. Notably, the TELUS team has entrenched a customers first culture across the organization, which has contributed to consistently leading customer loyalty rates. The same focus has led to TELUS repeatedly earning global recognition in respect of speed, coverage and reliability for its world-leading wireless and wireline networks. The team's commitment to

championing TELUS' social purpose has driven globally leading engagement levels, including inspiring the TELUS family to contribute $820 million and 1.6 million days of volunteerism since 2000 to create stronger communities. As a result, TELUS has been recognized as the most philanthropic company in the world, as well as the global leader in social capitalism. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He has also received Honorary Doctorates of Laws from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology. Darren sits on the Principal's International Advisory Board at McGill, is an Honorary Fellow of the Royal Conservatory and a Member of the Order of Canada.

Thomas E. Flynn

Toronto, Ontario, Canada

Age: 57

Director since: 2020

Independent

TELUS Committees:
- None

Areas of expertise:
- Senior executive/strategic leadership
- Finance and accounting
- Risk management
- Corporate development

Total compensation for 2020: $199,799



Board and committee attendance record in 2020

	Attendance	Overall
Board	3/3	100%

Current public board directorships
None

Past public board directorships (2015 to 2020)
None

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	321,051,469	7,011,770	328,063,239
Percentage of votes	97.86%	2.14%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	10,000	n/a
DSUs	8,866	n/a
Total market value of securities	$500,515	n/a
Meets share ownership target	No (0.6x)[1]	n/a
Shares of TELUS International	2,000	n/a
Total market value	$70,660	

1 Tom has until May 7, 2025 to reach the target.

Tom Flynn is Vice-Chair of BMO Financial Group. Prior to 2021 he was an executive officer and served as Bank of Montreal's Chief Financial Officer from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. Previously, Tom held other leadership positions, including Executive Vice-President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is Chair of the Board of Sunnybrook Health Sciences Centre and was previously Chair of the Board of Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc. He obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University and is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Mary Jo Haddad

Niagara-on-the-Lake, Ontario, Canada

Age: 65

Director since: 2014

Independent

TELUS Committees:
- Human Resources and Compensation (Chair)
- Corporate Governance

Areas of expertise:
- Senior executive/strategic leadership
- Human resources management/ executive compensation
- Governance
- Corporate social responsibility

Total compensation for 2020: $263,636



Mary Jo Haddad is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and Chief Executive Officer of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has a Bachelor of Science (Honours) from the University of Windsor and holds a Master of Health Science from the University of Toronto and Honorary Doctorates of Laws from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology. In 2011, Mary Jo was named one of Canada's inaugural Top 25 Women of Influence in Health Sciences and was inducted into Canada's Most Powerful Women Top 100 Hall of Fame by the Women's Executive Network. In 2012, she received the Queen

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Human Resources and Compensation	4/4	100%
Corporate Governance[1]	1/1	100%

Current public board directorships
None

Past public board directorships (2015 to 2020)
Toronto-Dominion Bank

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	327,291,885	771,354	328,063,239
Percentage of votes	99.76%	0.24%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	–	–
DSUs	75,631	64,942
Total market value of securities	$2,006,490	$1,534,904
Meets share ownership target	Yes (2.5x)	Yes (2.2x)
Shares of TELUS International	850	n/a
Total market value	$30,031	

1 Mary Jo joined the Corporate Governance Committee on July 30, 2020.

Elizabeth II Diamond Jubilee Medal. She is a Member of the Order of Canada and a recipient of the Ontario Premier's Award for Outstanding Achievement. Mary Jo received the Life Sciences Ontario Leadership Award for 2020, and she was appointed Chancellor of the University of Windsor in May 2019.

Kathy Kinloch

Vancouver, British Columbia, Canada

Age: 69

Director since: 2017

Independent

TELUS Committees:
- Corporate Governance
- Human Resources and Compensation

Areas of expertise:
- Senior executive/strategic leadership
- Human resources management/ executive compensation
- Government/regulatory affairs
- Risk management

Total compensation for 2020: $235,829



Kathy Kinloch has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014, a polytechnic institute with a provincial mandate serving over 50,000 students annually. From 2007 to 2013, Kathy held the positions of Dean of Health Sciences at BCIT and then president of Vancouver Community College. From 2006 to 2007, Kathy was a Senior Advisor to the BC Ministry of Health focusing on provincial surgical wait lists and cardiac care. Previously Kathy served as COO of Fraser Health Authority 2002-2006, and VP at Surrey Hospital 1981-2002. Kathy holds a Diploma in Nursing and a Bachelor of Science in Nursing (with Distinction) from the University of Alberta, a Master of Arts in Leadership and a Graduate Certificate in Executive Coaching from Royal Roads University. She is a recipient of numerous awards, including the 50 Most Influential Women in British Columbia and Most Influential Women in Business acknowledgement award from BC Business magazine; Influential Women in Business Awards, Business in Vancouver magazine; Woman of Distinction, YWCA Metro Vancouver; Top 100 Hall of Fame and Top 100 Public Sector Leaders, Women's Executive Network (WXN); and an Honorary Doctor of Laws from Royal Roads University. Kathy was also honoured as Canada's

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Corporate Governance	4/4	100%
Human Resources and Compensation	4/4	100%

Current public board directorships
None

Past public board directorships (2015 to 2020)
None

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	327,305,599	757,640	328,063,239
Percentage of votes	99.77%	0.23%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	220	220
DSUs	41,861	29,940
Total market value of securities	$1,116,409	$712,832
Meets share ownership target	Yes (1.4x)	Yes (1.0x)
Shares of TELUS International	2,500	n/a
Total market value	$88,325	

Most Admired CEO of 2018, and BCIT was recognized as one of Canada's Most Admired Corporate Cultures for 2019, in the Broader Public Sector categories by Waterstone Human Capital. Kathy's other board positions are the Business Council of BC, the Surrey Hospital Foundation and the Public Policy Forum. She is also a member of the Business + Higher Education Roundtable, the Asia Business Leaders Advisory Council of the Asia Pacific Foundation, and chaired the Government of British Columbia's Emerging Economy Task Force.

Christine Magee

Toronto, Ontario, Canada

Age: 61

Director since: 2018

Independent

TELUS Committees:
- Audit

Areas of expertise:
- Senior executive/strategic leadership
- Retail/customer experience
- Finance and accounting
- Governance

Total compensation for 2020:
$231,771



Christine Magee is Chair of Sleep Country. She co-founded Sleep Country in 1994 and served as its President until November 2014. Christine worked in the banking industry as a Senior Manager of Corporate and Commercial Lending with National Bank from 1985 to 1994, and at Continental Bank from 1982 to 1985. Christine also serves on the Board of Directors of Metro Inc., as well as on the board of other private and not-for-profit organizations, including as Vice-Chair of Trillium Health Partners, Chair of Woodbine Entertainment Group, Chair of the Advisory Committee of the Talent Fund, Plan International Canada and the University of Western Ontario Entrepreneurship Advisory Council. Christine previously served on the Board of Directors of SiriusXM Canada from 2014 to 2017, as well as Richard Ivey School of Business, Western University Advisory Board from 2010 to 2017, Toronto General and Western Hospital Foundation Board from 2010 to 2015 and the Advisory Board for Adrenalys from 2016 to 2017, Cott Corporation from 2004 to 2008, and McDonald's Restaurants from 1999 to 2004. Christine received

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%

Current public board directorships
Sleep Country Canada Holdings Inc.
Metro Inc.

Past public board directorships (2015 to 2020)
Sirius XM Canada Holdings Inc.

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	327,313,786	749,453	328,063,239
Percentage of votes	99.77%	0.23%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	–	-
DSUs	27,892	16,588
Total market value of securities	$739,975	$392,057
Meets share ownership target	No (0.9x)[1]	No (0.6x)
Shares of TELUS International	4,000	n/a
Total market value	$141,320	

1 Christine has until August 2, 2023 to reach the target.

an Honourary Doctorate of Commerce from Ryerson University in 2006. She holds an HBA (Honours) from the University of Western Ontario. In 2015, Christine became a Member of the Order of Canada in recognition of her significant contributions to the Canadian business community.

John Manley

Ottawa, Ontario, Canada

Age: 71

Director since: 2012

Independent

TELUS Committees:
- Corporate Governance (Chair)
- Human Resources and Compensation

Areas of expertise:
- Government/regulatory affairs
- Governance
- Industry knowledge and experience
- Senior executive/strategic leadership

Total compensation for 2020: $250,470



John Manley is a Senior Business Advisor with the law firm Bennett Jones LLP. He was the President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University. He is an Officer of the Order of Canada.

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Corporate Governance	4/4	100%
Pension	2/2[1]	100%
Human Resources and Compensation	2/2[1]	100%

Current public board directorships
CIBC (Chair)[2]
CAE Inc. (Chair)

Past public board directorships (2015 to 2020)
None

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	324,201,970	3,861,269	328,063,239
Percentage of votes	98.82%	1.18%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	1,796	–
DSUs	111,557	99,536
Total market value of securities	$3,007,255	$2,352,533
Meets share ownership target	Yes (3.7x)	Yes (3.4x)
Shares of TELUS International	–	n/a
Total market value	–	

1 John left the Pension Committee and joined the Human Resources and Compensation Committee on May 7, 2020.
2 John's directorship with CIBC will end after April 8, 2021.

David Mowat

Vancouver, British Columbia, Canada

Age: 65

Director since: 2016

Independent

Audit Committee Financial Expert

TELUS Committees:
- Audit (Chair)

Areas of expertise:
- Senior executive/strategic leadership
- Risk management
- Finance and accounting
- Governance

Total compensation for 2020: $265,101



David Mowat is a corporate director. He was President and Chief Executive Officer of ATB Financial from June 2007 to June 2018. Prior to that, he was the Chief Executive Officer of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named Chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an Honorary Doctorate of Laws from the University of Alberta. In 2014, David was selected by Alberta Venture Magazine as Alberta's Business Person of the Year.

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%

Current public board directorships
Laurentian Bank Group

Past public board directorships (2015 to 2020)
None

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	327,531,876	531,327	328,063,203
Percentage of votes	99.84%	0.16%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	11,997	11,958
DSUs	45,494	36,288
Total market value of securities	$1,525,236	$1,140,294
Meets share ownership target	Yes (1.9x)	Yes (1.7x)
Shares of TELUS International	5,000	n/a
Total market value	$176,650	

Marc Parent

Montreal, Quebec, Canada

Age: 60

Director since: 2017

Independent

TELUS Committees:
- Human Resources and Compensation
- Pension

Areas of expertise:
- Senior executive/strategic leadership
- Governance
- Human resources management/ executive compensation
- Finance and accounting

Total compensation for 2020: $238,700



Marc Parent is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he had held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He has over 35 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently sits on the boards of the Business Council of Canada, the Business + Higher Education Roundtable (BHER), and the McGill University Health Centre Foundation. Marc earned a degree in engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He holds an Honorary Doctorate from École Polytechnique de Montréal, and is an active pilot holding an Airline Transport Pilot Licence (ATPL) from Transport Canada. Marc was honoured in 1999 as one of Canada's Top 40 under 40 Leaders. In 2011, he was named the Canadian Defence Review's (CDR) first ever Defence Executive of the year, a distinction awarded to him again in 2020. In 2018, he was nominated as CEO of the year by Montreal's

Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Audit	2/2[1]	100%
Human Resources and Compensation	4/4	100%
Pension	2/2[1]	100%

Current public board directorships
CAE Inc.

Past public board directorships (2015 to 2020)
None

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	326,111,989	1,951,250	328,063,239
Percentage of votes	99.41%	0.59%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	4,470	–
DSUs	36,066	24,360
Total market value of securities	$1,075,420	$575,748
Meets share ownership target	Yes (1.3x)	No (0.8x)
Shares of TELUS International	5,217	n/a
Total market value	$184,317	

1 Marc left the Audit Committee and joined the Pension Committee on May 7, 2020.

Les Affaires newspaper. In 2019, he received the Aerospace Industries Association of Canada (AIAC) James C. Floyd Award. In November 2020, Marc Parent became a Member of the Order of Canada.

Denise Pickett

Toronto, Ontario, Canada

Age: 55

Director since: 2018

Independent

TELUS Committees:
• Audit

Areas of expertise:
• Senior executive/strategic leadership
• Retail/customer experience
• Risk management
• International experience

Total compensation for 2020: $236,000



Board and committee attendance record in 2020

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%

Current public board directorships
None

Past public board directorships (2015 to 2020)
Hudson's Bay Company

Voting results of 2020 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	327,468,261	594,978	328,063,239
Percentage of votes	99.82%	0.18%	100%

Securities held and total market value as at March 10, 2021 and March 11, 2020, respectively

	2021	2020
Shares	–	–
DSUs	25,009	13,916
Total market value of securities	$663,489	$328,905
Meets share ownership target	No (0.8x)[1]	No (0.5x)
Shares of TELUS International	4,800	n/a
Total market value	$169,584	

1 Denise has until November 1, 2023 to reach the target.

Denise Pickett is the President, Global Services Group of American Express, a role she has held since September 2019. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and Chief Executive Officer of Amex Bank of Canada. Denise subsequently relocated to the United States, where she served as the President of American Express OPEN, the small business division, then as the President of U.S. Consumer Services, and most recently as American Express' Chief Risk Officer. She was also a member of the board of directors of the Hudson's Bay Company (2012 to 2018) and serves as Vice Chair on the board of directors of the United Way of New York City. Denise holds an MBA from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto. She was included in Payment Source's Most Influential Women in Payments in 2018.

W. Sean Willy

Saskatoon, Saskatchewan, Canada

Age: 47

New nominee

Independent

Areas of expertise:
• Senior executive/strategic leadership
• Corporate social responsibility
• Human resources management/ executive compensation
• International experience

Total compensation for 2020: n/a



Board and committee attendance record in 2020

	n/a

Current public board directorships
None

Past public board directorships (2015 to 2020)
None

Voting results of 2020 annual meeting

	n/a

Securities held and total market value as at March 10, 2021

	2021
Shares	–
DSUs	n/a
Total market value of securities	n/a
Meets share ownership target	n/a
Shares of TELUS International	–
Total market value	–

Sean Willy is President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and prior thereto he was a Vice-President of Des Nedhe Development since June 2016. From 2010 to 2016, Sean was the Director of Corporate Responsibility for Cameco Corporation, a publicly traded uranium producer. Sean is an experienced business executive, with a 25-year history of creating, developing and leading inclusive practices in the resource sector and building opportunities with Indigenous communities. In his career, Sean has developed and implemented progressive and innovative Indigenous inclusion and value-added corporate social responsibility strategies for two leading resource companies, Rio Tinto and Cameco Corporation. Sean has always worked to ensure Indigenous Peoples are seen as full partners in long-term relationships, and this has led to Sean building partnerships in Australia, the United States and throughout Canada. Sean is currently a member of the Canadian Government's Indigenous Innovation Housing Committee. In the past, he has served as Chair of the Mining Association of Canada's Indigenous Affairs Committee, Co-Chair of the Canadian Council for Aboriginal Business, Chair of the successful Northern Career Quest and a board member of Indigenous Works. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer within the 10 years ended March 10, 2021, which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

TELUS is not aware of any proposed director of TELUS who: (i) had been a director, chief executive officer or chief financial officer of any issuer within the 10 years ended March 10, 2021, which was subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while that person was acting in such capacity, or that was issued after that person ceased to be acting in such capacity and which resulted from an event that occurred while that person was acting in such capacity; or (ii) has, within the 10 years ended March 10, 2021, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors' compensation and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors' compensation, the Committee is guided by the following compensation principles:

- We target total compensation at the 50th percentile of the selected comparator group
- A flat fee structure aligns with the changing role of directors and the continuous nature of their contributions and responsibilities
- Equity is an important element of compensation to emphasize alignment with the interests of shareholders
- Equity-based pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant
- The level of compensation must be sufficient to attract and retain highly qualified directors with an appropriate mix of skills, expertise and experience

Our director compensation principles

Total compensation targeted at the 50th percentile of comparator group

Flat fee structure

Equity compensation aligns with shareholder interests

Reviewed on an annual basis

- Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the risks and responsibilities of being an effective director.

> **Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the contributions and responsibilities of being an effective director.**

Benchmarking

In conducting its annual benchmarking of compensation, the Corporate Governance Committee compares the mix and level of compensation for TELUS directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries, as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect market data on director compensation. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2020 director compensation. See page 76 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2020 director compensation is listed in the following table. The same group was used in 2019. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS' trailing 12-month revenue and market capitalization. The 2020 director comparator group was identical to the comparator group used to benchmark 2020 executive compensation, except that the director comparator group also included three additional companies. This was recommended by Meridian and considered appropriate by the Corporate Governance Committee, as TELUS regularly competes with these companies to attract candidates for the Board.

Comparator group for benchmarking 2020 director compensation	
BCE Inc. (telecommunications services and media)	Ovintiv Inc.[1] (oil and gas exploration and production)
Canadian Imperial Bank of Commerce (diversified banks)	Quebecor Inc. (telecommunications services and media)
Canadian National Railway Company (railways)	Rogers Communications Inc. (telecommunications services and media)
Canadian Tire Corporation, Limited (general merchandise)	Shaw Communications Inc. (telecommunications services)
Cenovus Energy Inc. (integrated oil and gas)	SNC-Lavalin Inc. (construction and engineering)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	TC Energy Corporation[2] (oil and gas storage and transportation)
Finning International Inc. (trading companies and distributors)	Teck Resources Limited (diversified metals and mining)
Loblaw Companies Limited (food retail)	Thomson Reuters Corp. (publishing)
Nutrien Ltd. (fertilizers and agricultural chemicals)	Toronto-Dominion Bank (diversified banks)

1 Formerly Encana Corporation.
2 Formerly TransCanada Corporation.

Components of compensation

In 2014, the Board approved a tiered flat fee structure for our non-management directors. The Board believes that a flat fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions and responsibilities throughout the year (rather than a fee structure based on attendance at meetings). Directors often provide advice outside of meetings, continuously keep abreast of developments affecting the Company and frequently identify opportunities for the Company. As well, directors must be attentive to the best interests of the Company at all times. In accordance with the *TELUS Board Policy Manual*, directors must maintain an excellent Board and committee meeting attendance record and should strive for 100 per cent attendance. The tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all Board and committee member fees except where attendance is required at more than a specified number of meetings.

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 (all in cash) for each such additional Board or committee meeting attended. Additional meeting fees may also be paid for service on a special committee.

The components of the tiered flat fee annual retainer structure (to be paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table. There has been no change to the fee structure since 2018.

	Compensation ($)		
Tier	Cash (40%)	DSUs (60%)	Annual retainer
Non-management directors, including committee service	90,000	140,000	230,000
Chair of Pension Committee or Corporate Governance Committee	95,000	150,000	245,000
Chair of Audit Committee or Human Resources and Compensation Committee	100,000	160,000	260,000
Chair of the Board	200,000	310,000	510,000

Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of shares until they meet the minimum share ownership target noted on page 34.

Each non-management director is also entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap, and to receive $1,500 for return travel in excess of six hours to attend Board meetings. Due to the COVID-19 pandemic, all Board and committee meetings as of March 2020 were conducted virtually.

2020 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2020 is shown in the table below.

Directors[1]	Fees earned ($)		Share-based awards (DSUs) ($)	All other compensation[3] ($)	Total ($)
	Annual retainer (cash)	Travel fee[2]			
Dick Auchinleck	200,000	–	310,000	6,944	516,944
Ray Chan[4]	93,255	–	150,000	7,200	250,455
Stockwell Day	91,745	–	140,000	–	231,745
Lisa de Wilde	90,000	1,500	140,000	7,200	238,700
Thomas Flynn	58,599	–	140,000	1,200	199,799
Mary Jo Haddad	100,000	1,500	160,000	2,136	263,636
Kathy Kinloch	90,000	–	140,000	5,829	235,829
Christine Magee	90,000	1,500	140,000	271	231,771
John Manley	95,000	1,500	150,000	3,970	250,470
David Mowat	100,000	–	160,000	5,101	265,101
Marc Parent	90,000	1,500	140,000	7,200	238,700
Denise Pickett	90,000	–	140,000	6,000	236,000

1 Darren does not receive compensation for services as a director. Compensation disclosure for Darren is on page 102.
2 Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, at the director's election.
3 Includes charitable donations of up to $500 per year made in the director's name; reimbursement of up to $6,000 per year for any combination of TELUS services offered to consumers in the director's location, including home services (Optik TV®, home phone and long distance, internet, home security) and mobile phone services (including data and roaming), as well as medical and health-related services offered through TELUS' wholly owned subsidiaries; up to $1,200 per calendar year for equipment such as smartphones and tablets; and reimbursement of up to $5,000 per calendar year for continuing education. These amounts are paid in cash.
4 Ray became the chair of the Pension Committee on May 7, 2020 and his retainer was accordingly prorated for the balance of the year.

Director equity ownership target

At the November 5, 2020 Board meeting, the Board approved an increase in the equity ownership target for all non-management directors from three times the annual retainer ($690,000) to 3.5 times the annual retainer ($805,000). All non-management directors are required to reach the equity ownership target within five years of their appointment date. As Chair of the Board, Dick Auchinleck's equity ownership target is equal to five times his annual retainer ($2,550,000). DSUs are included in calculating whether a director has met the equity ownership target. The equity ownership target for the CEO is equal to seven times his base salary.

All of the current non-management directors have exceeded the ownership target, other than Tom Flynn, Christine Magee and Denise Pickett, who are still within the five-year period following the date of their appointment for meeting their ownership target (see their respective director profiles for exact dates). The actual number of shares and DSUs owned or controlled by each non-management director as at March 11, 2020 and March 10, 2021, as well as their total market value, can be found in *Director profiles* on pages 24 to 30. Information for Darren is on page 101.

> **Our non-management directors have met their equity ownership targets, except for three directors who have five years from the date of their appointment to meet their target and have not yet served five years.**

Director share-based awards

Below is a summary of all share-based awards outstanding in 2020 for each non-management director in 2020. TELUS does not grant options to non-management directors.

All share-based awards granted to non-management directors were vested as at December 31, 2020. Information regarding share-based awards for Darren is on page 103.

Name	Share-based awards[1]		
	Number of DSUs that have vested[2]	Market or payout value of vested share-based awards not paid out or distributed[3] ($)	Value granted in-year[3] ($)
Dick Auchinleck	439,055	11,068,577	873,426
Ray Chan	58,543	1,475,869	234,377
Stockwell Day[4]	83,873	–	229,587
Lisa de Wilde	52,352	1,319,794	215,974
Tom Flynn	8,769	221,066	221,066
Mary Jo Haddad	74,710	1,883,439	265,008
Kathy Kinloch	41,362	1,042,736	296,318
Christine Magee	27,563	694,863	281,218
John Manley	110,199	2,778,117	297,302
David Mowat	44,940	1,132,937	228,604
Marc Parent	35,638	898,434	291,100
Denise Pickett	24,715	623,065	275,999

1 Share-based awards are DSUs as at December 31, 2020.
2 DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the DSU Plan. See page 113. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.
3 Based on the closing share price of $25.21 on December 31, 2020. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.
4 Stockwell resigned from the Board on June 3, 2020. All of his DSUs were paid out prior to December 31, 2020.

Corporate governance

Statement of TELUS' corporate governance practices

What we do

- **Independent board and committees** – Thirteen of our 14 director nominees are independent and all of our committees are composed of independent directors

- **Separate role of Board Chair and President and Chief Executive Officer (CEO)** – We maintain separate Chair and CEO positions and our Chair is an independent director

- **Share ownership guidelines** – We require directors and senior executives to own shares, or have an equity interest in TELUS, to align their interests with our shareholders and we disclose share ownership targets and numbers

- **Majority voting for directors** – Our Board adopted a majority voting policy in 2003

- **Strong risk oversight** – Our Board and committees oversee our risk management program and strategic, financial and operational risks

- **Formal assessment process** – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair and committee chairs) on an annual basis. In 2020, an independent review was conducted by Deloitte LLP

- **Limit on interlocking boards** – We limit the number of other public company boards our directors can serve on together

- **No overboarding of directors** – Our policy states that no directors should sit on more than four other public company boards. A director who is a chief executive officer or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS

- **Director recruitment and board succession** – We have adopted a 15-year term limit and a retirement road map that informs our Board succession planning and process

- **Diverse board** – Our Board represents a diverse mix of skills, background and experience. We have adopted targets to have at least two members who represent a visible minority or are Indigenous by our annual meeting in 2023, and women and men each represent at least one-third of our independent directors

- **Independent advice** – Each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities

- **Code of ethics and conduct** – Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance every year

- **Shareholder engagement** – We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year

- **Say on pay** – We have held an advisory vote on our approach to executive compensation every year since 2011

- **In-camera sessions** – Independent directors meet without management present at each Board and committee meeting

- **Formal director orientation and ongoing education program** – We have a comprehensive orientation process for new directors and an ongoing education program for the Board

- **Mentoring** – New directors are paired with a director who has several years of experience on TELUS' Board to act as a mentor and assist with their orientation and understanding of the functioning of the Board

What we do not do

- X **No slate voting** – Our directors are individually elected

- X **No management directors on committees** – Our management director does not sit on any of the Board committees

- X **No share option awards for directors** – We do not grant share options to directors

- X **No monetization or hedging** – No director, executive or employee can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

We are committed to effective and sound practices in corporate governance and we regularly assess emerging best practices and changing legal requirements. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure when we believe that disclosure is helpful to our stakeholders, even if that disclosure goes beyond what is legally required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, we have voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below.

With respect to shareholders' approval of security-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require shareholders' approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require shareholders' approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

Board of Directors

Oversight and mandate

The Board is responsible for the stewardship of the Company and for overseeing the management of the Company's business and affairs.

The Board has adopted the *TELUS Board Policy Manual* to assist directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. The entire *TELUS Board Policy Manual*, including the terms of reference for the Board of Directors, is reviewed annually by the Corporate Governance Committee and any amendments are approved by the Board.

The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its committees. Following is a discussion of the key mandates for the Board, namely, strategic planning, risk oversight and succession planning.

To further delineate its responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures.

> **The Board plays a key role in reviewing the Company's corporate priorities and setting the Company's strategic objectives and goals.**

Strategic planning

One of the Board's key mandates is to oversee the development and implementation of the Company's strategic objectives and goals. The corporate priorities and the plan to achieve those priorities are reviewed and approved by the Board each December. Every quarter, the Board receives updates on the Company's progress against each of the priorities, with key performance metrics and drivers. At each meeting, the Board holds detailed discussions on strategy and the implementation of the Company's strategic plan and priorities.

Critical to this process are the Board's strategic advance meetings, where the Board and management hold comprehensive discussions on the strategic plan and our corporate priorities, as well as progress toward our operational and financial targets. These meetings, as well as other activities during the course of the year, provide opportunities for our directors to meet with members of our senior leadership team to enhance their understanding of our business and to inform their participation in executive succession planning.

> **A copy of the *TELUS Board Policy Manual* is available at telus.com/governance.**

Until the summer of 2020, strategic advance meetings had been held each year over three days at the end of July / beginning of August. Due to the COVID-19 pandemic and restrictions on travel and in-person meetings, the three-day meeting originally scheduled for August 2020 was replaced by shorter strategic advance meetings held virtually prior to each regularly scheduled Board meeting. We intend to keep this approach of shorter, virtual strategic advance meetings prior to regularly scheduled Board meetings so long as the Board and committee meetings are held virtually, which we anticipate will continue until at least the end of September 2021.

Risk oversight

Risk oversight and management is another key mandate of the Board.



Board oversight

The Board has oversight for risk management and is responsible for:
- Identifying and overseeing material risks to the Company's business, including strategic, operational, financial, legal, compliance and regulatory risks
- Ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks
- Reviewing, on an annual basis, the Company's risk management program, including risk appetite, integrated enterprise risk assessment, quality and adequacy of risk-related information provided to the Board and allocation of risk oversight among the Board and each of the committees.

Through an annual internal risk and control assessment, each director identifies key enterprise risks and provides their perception of TELUS' risk appetite in key risk areas.

While the Board maintains overall responsibility for risk, the responsibility for certain aspects of the risk oversight program is delegated to certain committees as indicated below. Throughout the year, the Board and each of the committees dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail. The Board receives quarterly updates on specific risks and risk mitigation activities from each of the committees.

Audit Committee

The Audit Committee is responsible for overseeing and monitoring risks relating to financial policies, reporting and disclosure, tax, regulatory compliance, litigation, security, ethics and audit (internal and external). It reviews the enterprise key risk profile, risk trends and key risk mitigation strategies for top risks each quarter, and approves the internal and external audit plans on an annual basis.

Corporate Governance Committee

The Corporate Governance Committee oversees and monitors risks related to the Company's governance structure and processes, including assisting the Board in implementing corporate governance guidelines and policies and determining the composition of the Board and its committees. It also has oversight over environmental matters, corporate social responsibility, sustainability and insurance-related matters, as further described below.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee oversees and monitors risks associated with executive compensation, succession planning for executive management, labour relations, respectful workplace policies and practices and health and safety practices. It also reviews (together with the Audit Committee) the code of ethics and conduct and receives reports on breaches of the code.

Pension Committee

The Pension Committee is responsible for overseeing and monitoring risks associated with the administration and investment activities of the pension plans of the Company. It also implements appropriate policies, systems and processes to identify and manage those risks.

For a detailed explanation of the material risks applicable to TELUS and its affiliates, see Sections 9 and 10 of Management's discussion and analysis in the TELUS 2020 annual report.

Sustainability and environmental governance

Sustainability is embedded in our core business strategy – we are committed to following sustainable and responsible business practices and to making decisions that balance economic growth with healthy communities and social and environmental benefits. We have a long-standing foundation of sustainability governance, which supports our commitment to environmental stewardship and responsible corporate citizenship.

The Board has overall responsibility for stewardship of the Company, which includes risk oversight and management. The Board has delegated to the Corporate Governance Committee oversight of corporate social responsibility and sustainability, including climate-related risks. Our Sustainability and Environment and Enterprise Risk Management teams provide quarterly reports to the Corporate Governance Committee. These reports contain pertinent information regarding our environmental and climate-related risks, and related compliance activities and potential liability. The Corporate Governance Committee also oversees climate-related opportunities as they arise or are otherwise identified and discussed during quarterly committee meetings. The Corporate Governance Committee also reviews and makes a recommendation to our Board regarding approval of our annual Sustainability Report, which is available at **telus.com/sustainability**.

Our CEO and executives are responsible for the approval of the overall strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation as well as identifying climate-related opportunities. The Sustainability and Environmental team reports to our Executive Vice-President and Chief Financial Officer, who is responsible for the development and governance of our sustainability strategy. For more information on our climate-related governance, strategy, risk management and targets, see our Climate-related risks and opportunities discussion in our 2020 annual information form.

Succession planning

Another key mandate of the Human Resources and Compensation Committee (Compensation Committee) and the Board is succession planning. Executive succession planning is fully integrated with the Company's overall succession planning process, which covers all management and key positions to ensure the development of talent and business continuity. At least twice a year, the Compensation Committee reviews the succession plans for the ELT (Executive Leadership Team – all Executive Vice-Presidents who are appointed officers of the Company) roles, as well as discussing potential successors for the CEO role.

The Compensation Committee and the Board continue to prioritize executive succession planning and invest significant time in CEO succession planning. The CEO succession plan and process, as well as the top high potential candidates for the CEO role, were discussed with the entire Board at two points in the year. With the support of Korn Ferry's CEO succession planning expertise and best practices, CEO succession candidates are undertaking additional assessment exercises and enhanced, specific development plans. Candidates are being assessed on a number of defined attributes including their leadership capabilities, sustained operational results and proven ability to drive strategy. The CEO, the Compensation Committee and the Board have discussed development opportunities, mentorship and enhanced responsibilities to support potential candidates' growth.

On an ongoing basis, the Compensation Committee and the Board also discuss talent management and succession plans throughout the year in the context of performance reviews and executive compensation. For more details on executive succession planning that was conducted in 2020, please refer to the Compensation Committee report on page 62.

> **Succession planning is an important priority for the Board and is reviewed on an annual basis.**

Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its committees to ensure a full review of certain matters. These include the Audit, Corporate Governance, Human Resources and Compensation, and Pension committees.

The following table provides an overview of our current Board committees. Management directors do not serve on any committee and, as Board Chair, Dick Auchinleck is not a member of any committee but regularly attends committee meetings. All of the committees are composed solely of independent directors.

Committee	Number of meetings held in 2020	Members as of December 31, 2020	Independent
Audit	4	David Mowat (chair)	✔
		Christine Magee	✔
		Denise Pickett	✔
Corporate Governance	4	John Manley (chair)	✔
		Lisa de Wilde	✔
		Mary Jo Haddad	✔
		Kathy Kinloch	✔
Human Resources and Compensation	4	Mary Jo Haddad (chair)	✔
		Ray Chan	✔
		Kathy Kinloch	✔
		John Manley	✔
		Marc Parent	✔
Pension	4	Ray Chan (chair)	✔
		Lisa de Wilde	✔
		Marc Parent	✔

Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each committee are shown in the table below.

	Mandate	Responsibilities
Audit Committee	To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting.	• Monitoring internal controls and disclosure controls • Monitoring legal, regulatory and ethical compliance and reporting and the timeliness of filings with regulatory authorities • Reviewing and assessing the independence and performance of the Company's external and internal auditors • Overseeing the management of the Company's risks • Monitoring the Company's creditworthiness, treasury plans and financial policy • Overseeing the Company's whistleblower and complaint procedures. For more details on the Audit Committee's 2020 activities, see page 57. For more information on the Audit Committee, including its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2020.
Corporate Governance Committee	To assist the Board in fulfilling its oversight responsibilities to ensure TELUS has an effective corporate governance regime.	• Monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance policies and practices • Identifying, recruiting and recommending nominees for election as directors • Providing ongoing education and development for directors • Overseeing Board and director evaluations • Recommending to the Board its determination of directors' independence, financial literacy, financial expertise, and accounting or related financial management expertise • Monitoring and reviewing insurance claims and property risks, corporate social responsibility and environmental matters and policies. For more details on the Corporate Governance Committee's 2020 activities, see page 59.
Human Resources and Compensation Committee	To assist the Board in developing its compensation philosophy and guidelines on executive compensation and to oversee policies related to employees.	• Determining CEO goals and objectives relative to compensation • Evaluating CEO performance • Reviewing and recommending to the Board for approval the compensation arrangements for the CEO (based on evaluation) • Reviewing and approving the compensation arrangements for our ELT • Overseeing executive succession planning • Monitoring executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct. For more details on the Compensation Committee's 2020 activities, see page 62.
Pension Committee	To oversee the administration, financial reporting and investment activities for six registered Company pension plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans).	• Monitoring the actuarial soundness of the Pension Plans • Monitoring the administrative aspects of the Pension Plans • Monitoring the investment policies of the Pension Plans • Monitoring the performance of the investment portfolios and compliance with applicable legislation • Recommending to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans. For more details on the Pension Committee's 2020 activities, see page 61.

Each committee also uses an annual work plan to guide its deliberations during the course of the year. The mandate of each committee and its annual work plan is approved by each committee on an annual basis. Finally, each committee has the authority to retain external advisors at TELUS' expense in connection with its responsibilities. The Compensation Committee retained Meridian Compensation Partners LLC (Meridian) in 2010 as its independent external executive compensation consultant. A description of Meridian's work for the Compensation Committee is on page 76. Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors' compensation (see page 32).

We believe our directors should have exposure to different committees, so that they can develop a broad Company perspective. Our committee succession planning principles include facilitating consistency and continuity, having a common director on the Compensation Committee and Pension Committee (to provide a direct linkage on related matters), having a former Audit Committee member on the Pension Committee, and having former committee chairs act as emergency committee chairs, if required. In 2015, the Corporate Governance Committee approved the following additional planning principles:

- Generally, new directors serve only on the Audit Committee for the first year, and thereafter may serve on two committees
- The Chairs of the Audit and Compensation Committees will generally only serve on their respective committees of the Board, in consideration of the extra responsibilities associated with those roles
- The principles of our diversity policy should apply to the committee composition succession process to ensure that diversity considerations are taken into account when determining the optimal composition and mix of skills for each committee.

Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining in 2003, Dick Auchinleck has served on each committee, with his longest tenure being on the Corporate Governance Committee (10 years). Ray Chan joined the Board in 2013 and was on the Audit Committee for four years, as well as the Compensation Committee. He stepped down from the Audit Committee in May 2017 and joined the Pension Committee to gain exposure to a different area of the Company and to lend his financial expertise to this committee. As per our committee succession plan, Ray became chair of the Pension Committee after the May 2020 annual meeting.

In 2020, the Board approved the additional following changes to committee membership: after the May 2020 annual meeting, Marc Parent stepped down from the Audit Committee to rejoin the Pension Committee, and John Manley left the Pension Committee to rejoin the Compensation Committee. Mary Jo joined the Corporate Governance Committee on July 30, 2020 – while she is the Chair of the Compensation Committee, the Board determined, in consultation with Mary Jo, that her overall workload and responsibilities allowed her to serve on a second committee while continuing to act as Chair.

In 2021, we will continue the implementation of our committee chair succession process, with Lisa de Wilde replacing John Manley as the Chair of the Corporate Governance Committee after the May annual general meeting. John will remain a member of the committee, acting as a resource and helping to ensure a smooth transition with an emphasis on continuity and consistency. This change gives Lisa, a long-standing member of the Corporate Governance Committee, an opportunity to serve as chair of a committee.

For more information about our standing committees, see the committee reports starting on page 57. Each committee's mandate, which includes brief position descriptions for the chair of each Board committee, is also part of the *TELUS Board Policy Manual* available at **telus.com/governance**.

Our committee succession planning principles aim to balance giving directors exposure to different committees with maintaining expertise and institutional knowledge on each committee.

Independence

The Board determines independence using a set of criteria that go beyond applicable securities rules and the Board has chosen to voluntarily comply with all elements of the independence test set out by the NYSE, including those that are not binding on TELUS. Accordingly, the independence criteria applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board's adoption of these criteria is reflected in the *TELUS Board Policy Manual*, which also requires a majority of the Board's members to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the Compensation Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. With respect to the Board Chair, the *TELUS Board Policy Manual* provides that the Chair must be independent, but if that is not desirable in the circumstances, the Board must appoint an independent Lead Director.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada's largest telecommunications companies and the incumbent local exchange carrier in certain provinces, the Company provides services to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services *per se* does not create a material relationship between a director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the scope of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair, and the Company, either directly or as a partner, shareholder or officer of an organization, that has a material relationship with the Company.

As a regular feature at each Board and committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings, in-camera sessions and total meetings held by our Board and each committee in 2020.

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings
Board	6	6	6
Audit Committee	4	4	4
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	4	4	4
Pension Committee	4	4	4

Position descriptions – Chair and CEO

The Board has developed a description of the roles and responsibilities of the Chair and the CEO, to delineate clearly the Board's expectations of the Chair and the CEO. That description is included in the *TELUS Board Policy Manual* available at **telus.com/governance**.

The Chair's primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. The Chair's duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board's understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of new directors and the evaluation of the Board, its committees and its members; and facilitating the Board's efforts to promote engagement with, and feedback from, shareholders.

The CEO reports to the Board and bears the primary responsibility for managing the business and affairs of the

The Chair of the Board is an independent director.

Company. The CEO's duties include leading the execution of the Company's strategy; keeping the Board current on major developments; recommending the Company's strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and supports individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession plans for the ELT; supporting the Corporate Governance Committee in respect of recruiting new directors to the Board; supporting the Compensation Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company's corporate priorities, which are approved annually by the Board.

The CEO is responsible for managing the business and affairs of TELUS and for leading the execution of the Company's strategy.

Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects each director to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company.

In accordance with the *TELUS Board Policy Manual*, each director is expected to attend all Board and committee meetings. The Corporate Governance Committee takes a director's attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (unless due to exceptional circumstances). The following table provides a breakdown of each independent director's attendance.

Name	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance Committee	Pension Committee	Total
Dick Auchinleck[1]	6/6					100%
Ray Chan	6/6		4/4		4/4	100%
Stockwell Day[2]	3/3			2/2	2/2	100%
Lisa de Wilde	6/6			4/4	4/4	100%
Tom Flynn[3]	3/3					100%
Mary Jo Haddad[4]	6/6		4/4	1/1		100%
Kathy Kinloch	6/6		4/4	4/4		100%
Christine Magee	6/6	4/4				100%
John Manley[5]	6/6		2/2	4/4	2/2	100%
David Mowat	6/6	4/4				100%
Marc Parent[6]	6/6	2/2	4/4		2/2	100%
Denise Pickett	6/6	4/4				100%

1 Dick is not a member of any committee but regularly attends committee meetings.
2 Stockwell resigned from the Board on June 3, 2020.
3 Tom was first elected to the Board on May 7, 2020.
4 Mary Jo joined the Corporate Governance Committee on July 30, 2020.
5 John left the Pension Committee and joined the Compensation Committee on May 7, 2020.
6 Marc left the Audit Committee and joined the Pension Committee on May 7, 2020.

Directors who are employed as CEOs or in other senior executive positions on a full-time basis with a public company should not serve on the boards of more than two public companies in addition to the Company's Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company's Board. TELUS' CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In 2016, the Board clarified the issues that the Corporate Governance Committee should consider when making its recommendation to permit more than two directors to serve on the same board or committee. Specifically, it will take into account all relevant considerations, including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS. In 2020, the Board passed a policy limiting the ability of any director of TELUS Corporation to serve on the board of TELUS International or any of its subsidiaries without the approval of the Corporate Governance Committee, upon the recommendation of the CEO. The following table shows which TELUS director nominees served together on other public company boards as at March 10, 2021.

Company	TELUS director	Committees
CAE Inc.	John Manley	None
	Marc Parent	None

Board succession planning – Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board's size and composition, the Corporate Governance Committee and the Board have two primary objectives:

• To form an effectively functioning Board that presents a diversity of views and business experience

• To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to facilitate transition when new members are elected or appointed.

The Board believes that a board of directors consisting of between 12 and 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the age and tenure of individual directors, and the representation of diversity, geography and various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following the election or appointment of new directors. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with these objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. For the May 7, 2021 annual meeting, two new candidates, Hazel Claxton and Sean Willy, are being nominated for election to the Board.

We believe Hazel and Sean will strengthen and complement the current skills and capabilities of the Board by bringing expertise in corporate social responsibility, human resources management and executive compensation, finance and accounting, governance, international experience and senior executive leadership. Achieving balance between institutional experience and renewal through effective and smooth succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, the average age and tenure of current Board members, and the recent changes in Board membership.

The Board does not have a mandatory age limit, but it does have a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director's term for such period as the Corporate Governance Committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 48 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

The Board succession planning process also involves maintaining a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director is asked to indicate the skills and competencies that each director, including themselves, has demonstrated. The following table lists the top four competencies of our nominees, together with their self-identified gender, residence, tenure, age, diversity and official languages spoken.

	Gender	Residence[1]	Years on Board			Age			Language		Diversity		Top four competencies[2]											
			0 to 5	6 to 10	11+	59 and under	60 to 69	70+	English	French	Visible minority	Indigenous Peoples	Senior executive / strategic leadership	Governance	Finance and accounting	Human resources management / executive compensation management / executive compensation	Risk management	Industry knowledge and experience	Retail / customer experience	Corporate social responsibility	International experience	Corporate development	Information technology and information management knowledge and/or experience	Government / regulatory affairs
Dick Auchinleck	M	BC			X		X		X				X	X							X	X		
Ray Chan	M	BC		X			X		X		X		X	X	X	X								
Hazel Claxton	F	ON	X				X		X		X		X	X	X	X								
Lisa de Wilde	F	ON		X			X		X	X			X	X				X						X
Darren Entwistle	M	BC			X	X			X	X			X					X	X				X	
Tom Flynn	M	ON	X			X			X				X		X		X					X		
Mary Jo Haddad	F	ON		X			X		X				X	X		X				X				
Kathy Kinloch	F	BC	X				X		X				X	X		X	X							
Christine Magee	F	ON	X				X		X				X	X	X				X					
John Manley	M	ON		X				X	X	X			X	X				X						X
David Mowat	M	BC	X				X		X				X		X		X			X				
Marc Parent	M	QC	X				X		X	X			X	X	X	X								
Denise Pickett	F	ON	X			X			X				X				X		X		X			
Sean Willy	M	SK	X			X			X			X	X			X				X	X			

1 BC = British Columbia; SK = Saskatchewan; ON = Ontario; QC = Quebec

2 Definition of skills and competencies:

- **Senior executive/strategic leadership** – Experience as a senior executive of a public company or other major organization; experience driving strategic direction and leading growth
- **Governance** – Experience with, or understanding of, leading governance/corporate social responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency
- **Finance and accounting** – Experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, and IFRS
- **Human resources management/executive compensation** – Experience with, or understanding of, executive compensation and benefits, talent management/retention, leadership development, diversity and inclusion, and succession planning
- **Risk management** – Experience with, or understanding of, internal risk controls, risk assessments and reporting
- **Industry knowledge and experience** – Experience with, or understanding of, telecommunications, content, health information industries, agriculture industries and/or security industries, including strategic context, market competitors and business issues facing those industries
- **Retail/customer experience** – Experience with, or understanding of, the mass consumer industry, customer experience and insights (whether directly or indirectly through retail channels)
- **Corporate social responsibility** – Experience with, or understanding of, corporate social responsibility initiatives, including environmental, social and governance (ESG), diversity and inclusion, and community affairs as business imperatives
- **International experience** – Experience with, or understanding of, cultivation and sustainability of international business relationships, including oversight of multinational operations
- **Corporate development** – Experience with, or understanding of, corporate development opportunities, including mergers and acquisitions
- **Information technology and information management knowledge and/or experience** – Experience with, or understanding of, relevant current and emerging technologies and related innovation (e.g., artificial intelligence, digital solutions/transformation), including telecom and agriculture technology, technology start-ups, governance of information management (e.g., cybersecurity), local and global regulatory requirements, and the Board's role in overseeing information technology
- **Government/regulatory affairs** – Experience with, or understanding of, provincial, federal and global government and public policy and regulatory environments across geographic footprints.

Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates, which is based on its prioritized list of skills and attributes. This evergreen list must also include a diverse group of candidates, including a representation of balanced gender diversity. The directors, the CEO and senior management, as well as external professional search organizations, regularly identify additional candidates for consideration by the Corporate Governance Committee. Since 2016, the Committee has engaged an external recruitment specialist agency to assist with the recruitment process. Search protocols require that the pool of identified candidates meet the approved skills and diversity criteria.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit, taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company's business plan and strategies. Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account multiple aspects of diversity, such as gender, geography, age and visible minority/Indigenous status, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience.

The Committee reviews the list of candidates at each regularly scheduled meeting to identify top candidates and then the Chair of the Corporate Governance Committee conducts an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet with the Chair of the Board, the CEO and, if appropriate, other members of the Board and the ELT.

In 2020, the Corporate Governance Committee, with the support of the external recruitment specialist agency, engaged in an active search of potential directors while applying the aforementioned principles and criteria. These efforts resulted in the recruitment and nomination of Hazel Claxton and Sean Willy for the May 7, 2021 annual meeting.

Approval

The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval.

Board evaluation

To support Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, carries out an assessment of the Board and the directors as provided for in the *TELUS Board Policy Manual*. In addition to succession planning, the evaluation process assists the Board in:

- Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director
- Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company
- Improving the overall performance of the Board by assisting individual directors to build on their strengths
- Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year.

The Corporate Governance Committee reviews the adequacy of the evaluation process annually, with input from the Chair, and recommends any changes to the Board for approval. In 2020, the Corporate Governance Committee engaged Deloitte to conduct an independent review of the Board evaluation process, as well as to conduct an independent review of overall effectiveness and performance of the Board, the committees, each committee chair, the Board Chair and a peer assessment. Additionally, Deloitte assessed the director skills matrix and solicited feedback from the directors. As in previous years, this independent assessment also involved a survey of members of senior management who frequently interact with directors to evaluate the overall effectiveness of the Board and its committees and chairs, the extent to which the Board and management support one another and how that support may be enhanced.

In addition, Deloitte conducted its own interviews with each of the directors to solicit their feedback on their individual responses. Dick, in his capacity as Chair, interviews each director separately on an annual basis to focus on feedback from the surveys and each individual director's development plans.

Overall, the independent assessment by Deloitte revealed that the Board and all the committees are performing effectively with very high ratings from both the directors and senior management, which demonstrated strong alignment between the Board and management. The results from the peer assessment were also strong, with very high average ratings for each individual director. The Board and committee surveys revealed priority items that each should focus on. As well, the review of the director skills matrix resulted in changes to the matrix and adoption of new categories as discussed on pages 6 and 47.

Deloitte presented the results of all these surveys to the Corporate Governance Committee and the Board in November 2020. The results of this evaluation will guide the Board and the committees in developing an action plan to prioritize action items identified during the evaluation.

For more information on our process, see Appendix L of the *TELUS Board Policy Manual* available at **telus.com/governance**.

Diversity and inclusion

TELUS' commitment to diversity and inclusion (D&I) is a defining feature of our culture. Our team members have made it clear that this commitment is part of what makes them proud to be a part of the TELUS family. Our vision is to be a global leader in D&I, growing our diverse talented team and inclusive culture and strengthening our ability to connect for good.

Board diversity

In 2013, the Board first adopted a written diversity policy to improve the representation of diversity on the TELUS Board. We periodically updated the policy over the ensuing years, with our most recent update in November 2020. The Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge, and in these processes, the Committee will consider multiple aspects of diversity. See page 22 for additional details on the current Board diversity policy.

In furtherance of the commitment to diversity, on an annual basis, the Board will assess the diversity of the Board, and the Corporate Governance Committee will recommend to the Board for adoption measurable objectives for achieving Board diversity and inclusion in accordance with the diversity policy. Our Board diversity policy is included in our *TELUS Board Policy Manual*, which can be downloaded at **telus.com/governance**. Our progress towards diversity is reflected in this timeline:



Our Board diversity progress

2013	2015	2016	2018	2020
• Adopted a written Board diversity policy • Set diversity target of 30 to 40% and gender target of 25% on our Board by May 2017 • Signed Catalyst Accord – Minimum 25% representation of women on our Board by 2017	• Adopted an additional target to have women represent 30% of our Board by end of 2019 • CEO became founding member of 30% Club Canada – A pledge that supported having women represent 30% of our Board by end of 2019	• Restated and accelerated our gender target to minimum of 30% of each gender on our Board by end of 2018	• Updated our diversity and gender targets to maintain or exceed 30% of our Board • Signed the Catalyst Accord 2022 – A pledge that supports increasing representation of women on boards and senior management to 30% by 2022	• Signed BlackNorth Initiative – 3.5% of executive and board positions held by Black leaders by 2025 • Adopted Board diversity targets – At least two directors who represent a visible minority or are Indigenous by the annual meeting in 2023, and women and men each represent at least one-third of independent directors • Recognized by Mediacorp Canada as one of Canada's Best Diversity Employers for the 11th time • Achieved Gold level certification with the Women in Governance Parity Certification

Targets are expressed as a percentage of the independent directors of the Board (excluding Darren).

We extended our commitment to gender diversity by signing the Catalyst Accord 2022, which further pledges to increase the average percentage of women on boards and in senior leadership positions in Canada to 30 per cent or greater by 2022. This pledge underpins our strong support of increasing diversity at all levels, including the representation of women in senior leadership roles. In 2020, TELUS signed the BlackNorth Initiative and pledged to have 3.5 per cent of executive and board positions held by Black leaders by 2025.

Currently, women represent 20 per cent of senior leadership positions (vice-president or higher at TELUS) and three women have an executive officer position at TELUS – Sandy McIntosh, Zainul Mawji and Andrea Wood – representing 25 per cent of our executive officers (12 individuals composed of the Chair, the CEO and all appointed officers of the Company).

Our diverse and inclusive culture

We are committed to fostering a culture that removes barriers, focuses on inclusion, and ensures fair and inclusive processes for the attraction, retention and advancement of diverse talent. In June 2020, we reached out to team members to share TELUS' stance against racism and all forms of systemic bias, and reaffirm our commitment to continue standing united in our pursuit of equity, fairness, social justice and systemic change. Since then, and in keeping with TELUS' approach to fair process, we invited all team members to engage in honest and meaningful dialogue on how to best combat racial inequity, and to use these conversations to apply a wider lens and advance inclusion for our team members and our communities.

We have developed a clear and measurable plan of action to increase and promote D&I inside and outside of TELUS. By focusing on both behavioural and process changes, as well as adherence to existing best-in-class D&I practices, we will advance an equitable workplace culture. We have implemented several initiatives in connection with this strategy to help inform and evolve our leaders and people practices. Some of these are discussed below.

- Established in 2006, our D&I Team leads the D&I strategy across TELUS, partnering with the D&I Advisory Board to drive the alignment and integration of the D&I strategy across TELUS. Among the core mandates of the D&I Team are:
  - Ensuring alignment between our D&I strategy and our corporate priorities
  - Monitoring and measuring the results of D&I programs and best practices across TELUS.
- We are focused on increasing the representation of diverse talent at all levels across TELUS. This is supported in part through our strategic partnerships. This includes working with organizations like Magnet, immigrant employment councils in Edmonton, Toronto and Calgary, as well as engaging the governments of B.C. and Alberta to augment our Indigenous technician training and hiring program to help us advance our goals. TELUS has also signed the BlackNorth Initiative pledge, committing to seven goals to end anti-Black systemic racism and create opportunities for all underrepresented groups.

We strive to attract, interview and hire candidates with different abilities, experiences and perspectives to ensure TELUS remains an employer of choice for all.

- To support the next generation of women and diverse leaders in technology, TELUS has created the Diversity in Technology Scholarship. The scholarship is designed to support women and visible minority students in their last year of studies in technology. The scholarship includes a $5,000 award, the opportunity to attend TELUS special events and a consultation with a member of our recruitment team. Since the advent of the scholarship in 2018, TELUS has awarded a total of 19 scholarships.
- In 2019, we achieved parity of gender representation in our Leadership Now program with women representing 52 per cent of participants. The program is designed to prepare participants for the step into leadership.
- Starting in 2018, we have focused on the quality and quantity of women candidates for technology positions through strategic outreach and neutralizing language in job postings. By revising the language in our career postings in an effort to attract and encourage more women to apply for TELUS roles, we have seen a significant increase in the percentage of women applying for the roles.
- Since 2014, team members in the position of vice-president and above have received training on conscious and unconscious biases, which enhances their talent development approach and appreciation of the importance of diversity in delivering successful outcomes for our shareholders, customers, team members and communities. In 2020, 95 per cent of our leadership team attended round table sessions that addressed systemic racism and unconscious bias and their role as leaders in this important work.

We provided thought leadership by sharing diversity knowledge and expertise with TELUS leaders. Our five team member resource groups (TRG) were established for women, Indigenous team members, team members with varying abilities, new immigrants and lesbian, gay, bisexual, transgender and queer (LGBTQ) team members, to help bring awareness and thought leadership to our cultural evolution and our multicultural business initiatives. Since the first group was launched in 2006, our TRGs have grown to more than 7,000 members. Together, they play an important role in advancing inclusion within our organization and throughout the communities around the world where we live, work and serve.

These groups offer mentoring, networking, peer support, volunteering and coaching opportunities to members. They also enable us to better understand the needs and preferences of our diverse customers and help TELUS to become one of the most recommended companies by customers in the world.

Rather than adhering to specific objectives at the executive level, we believe that these initiatives and efforts are more effective at contributing collectively to building and maintaining a pipeline of diverse candidates and ensuring that the representation of women, visible minorities, Indigenous Peoples and people with disabilities are key considerations when making leadership and executive officer appointments.

Orientation and continuing education

Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors' orientation program. New directors attend a full-day orientation session upon joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS' strategy; business imperatives, plans and risks; financial condition and financing strategy; financial statement preparation process and internal controls; internal audit, ethics and enterprise risk assessment process; regulatory matters; telecommunications industry; treasury plans and pensions; taxation and legal entity structure; Board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. Orientation sessions also include in-depth sessions on different business units, such as consumer and small business solutions, broadband networks, TELUS Health, TELUS International, technology strategy, and business transformation and operations. New directors are also paired with a director who has several years of experience on TELUS' Board to act as a mentor and assist with their orientation and understanding of the functioning of the Board.

In addition, the Board's practice is to appoint new directors to the Audit Committee for at least their first year on the Board. Given the scope of that committee's mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company's operations in their entirety. This offers new directors the quickest path to understanding the Company's operations, risks and strategy.

Management also offers orientation and training, as necessary, to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee's mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

Continuing education

The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of this ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including audit, pension, governance, human resources, technology, strategy, health, cybersecurity, and regulatory and government affairs. Directors are provided with contacts in management for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education through discussions at Board and committee meetings, and in the annual evaluation questionnaires.

TELUS and our directors are all members of the Institute of Corporate Directors (ICD) and the Company pays for the cost of this membership. A number of our directors have attended courses and programs offered by the ICD and this membership also provides them with access to its publications and events to enhance their knowledge of directors' responsibilities and current governance trends. Directors are also encouraged to attend external education programs at TELUS' expense by availing themselves of an annual tuition credit.

In 2020, management conducted or organized the education sessions noted in the following table. Management also provided information to directors on available courses. With the impact of the COVID-19 pandemic, we pivoted to virtual meetings after the February Board meetings. In lieu of holding our annual strategic advance sessions in late July, we have offered topical sessions as part of each Board meeting since then. As well, beginning in March 2020, the Board received regular email updates from the CEO on the impact of the pandemic and the Company's response, which was a key focus for 2020.

In addition to the aforementioned email updates, the Board received regular updates at each quarterly Board meeting on the impact of the COVID-19 pandemic on various aspects of our business, in addition to the regular updates the directors receive at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters.

Date	Subject	Attendees[1]	Presented by
February 11 May 6 July 28 November 4	Updates on corporate governance, including emerging best practices and trends, developments and proposed amendments to Canadian and U.S. securities rules and regulations; developments related to diversity and climate change disclosure; the impact of the COVID-19 pandemic on directors' fiduciary duty and oversight; benefit company provisions under the *Business Corporations Act* (British Columbia); and corporate policy recommendations related to racial equity and justice	Corporate Governance Committee	• Chief Legal and Governance Officer • Senior Legal Counsel
February 11 May 6 July 29 November 4	Updates on topics related to audit committee governance, as well as trends in the impact of COVID-19, regulatory standards for auditor reporting, disruptive technology, investor relations, privacy, taxation changes, other accounting standards developments, and industry updates and challenges	Audit Committee	• EVP and CFO • Vice-President (VP), Risk Management and Chief Internal Auditor • VP, Taxation • Chief Data and Trust Officer
February 11 November 4	Updates on topical issues relating to current trends, developments or best practices in the areas of pension governance; pension investing for the long term; and review of economic outlook by an external economist	Pension Committee	• VP, Investment Management • External consultants
February 11–12 May 7 July 30 November 6	Strategic context updates, which include the competitive environment, regulatory updates, technological and industry developments, and peer performance	Entire Board	• CEO
May 7 July 28 November 4	Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments, particularly as they relate to the implications of COVID-19 on executive compensation	Compensation Committee	• External compensation consultant
November 4	Gender pay equity	Compensation Committee	• EVP, People and Culture and Chief Human Resources Officer
May 7 July 30 November 6	Update on cybersecurity	Audit Committee	• VP and Chief Security Officer
February 11 May 6 July 29 November 4	Updates on TELUS International, TELUS Agriculture and TELUS Health	Audit Committee	• EVP, Group President and Chief Corporate Officer • CFO
February 12	Update on cybersecurity	Entire Board	• VP and Chief Security Officer
July 30	Strategic session – Digitization and future mode of operation	Entire Board	• EVP and Chief Commercial Officer
September 18	Update on COVID implications	Entire Board	• President and CEO
November 4	Strategic session – Update on competitive environment	Entire Board	• President, Home and Small Business Solutions • President, Mobility Solutions
November 4	Governance implications of the TELUS International IPO	Entire Board	• External legal counsel

1 Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as of the dates indicated above.

Ethical business conduct

TELUS has a code of ethics and conduct that applies to all TELUS team members (including directors, officers and employees), which outlines the responsibilities, guidelines and ethical standards that all TELUS team members are expected to observe, including guidance and the disclosure requirements for actual or potential conflicts of interest. The code is available at **telus.com/governance**. The Compensation Committee and the Audit Committee are required to review the code of ethics and conduct jointly on a biennial basis, or as otherwise may be required or advisable, and recommend changes to the Board for approval, as appropriate. Waivers of the code of ethics and conduct are generally not granted. However, any waiver that is granted to an ELT member or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and, if appropriate, disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a waiver of the code of ethics and conduct must receive prior approval from the Chief Legal and Governance Officer, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee. There have been no waivers of TELUS' code of ethics and conduct requested or granted since the inception of the Ethics Office and code.

TELUS EthicsLine provides the public and our team members with a channel for submitting anonymous and confidential inquiries or complaints on ethical issues, internal controls or accounting issues. The independence and accessibility of TELUS' EthicsLine is facilitated by our third-party intake provider, EthicsPoint, which runs the hotline and forwards calls or reports received to the Ethics Office, with any complaints relating to accounting and internal accounting controls forwarded to the Chief Legal and Governance Officer. EthicsPoint also forwards respectful workplace issues to the Company's respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which incorporates results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, visit **telus.com/sustainability**.

Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning our code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS' expected standards of business conduct, and takes action on complaints or inquiries to our EthicsLine.

The Ethics Office oversees ethics training, including TELUS Integrity, a mandatory course for all TELUS team members and TELUS International team members, as well as for contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security, privacy and other compliance-related modules. The Ethics Office requires each Board member, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code's expectations.

The VP, Risk Management and Chief Internal Auditor provides quarterly reports to the Compensation Committee and the Audit Committee on activities and results related to the code of ethics and conduct. This includes the results of any investigation of whistleblower, ethics and internal controls complaints, as well as confirmed breaches, received by the Ethics Office or by the Chief Legal and Governance Officer (as the case may be). Other quarterly reports also include additional metrics comprising the integrity index, such as results from online training courses, internal engagement surveys and internal risk assessment surveys.

Under the British Columbia *Business Corporations Act* and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who has a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve that contract or transaction.

Insider trading

TELUS has a comprehensive insider trading policy that formalizes guidelines to control transactions involving its securities by all TELUS team members and to ensure TELUS team members are aware of and comply with their legal obligations and TELUS' policy with respect to insider trading and tipping. This policy applies to each director, officer and employee of TELUS and guides the actions of TELUS team members in the buying and selling of TELUS shares and the disclosure of material information about TELUS. A copy of our insider trading policy is available at **telus.com/governance**.

In consideration of the initial public offering by our subsidiary TELUS International, our insider trading policy was updated in February 2021 to reflect that TELUS International had become a reporting issuer, and as such, TELUS team members may now have material, undisclosed information about TELUS or TELUS International. Our insider trading policy applies to all TELUS team members, including TELUS International team members;

however, TELUS International has adopted a separate insider trading policy that applies to its team members only, but which is consistent with our policy. Please see page 16 for additional information about TELUS International's IPO and page 56 for additional information about the post-IPO governance framework between TELUS and TELUS International.

Anti-bribery and corruption

In Canada, many of our businesses are regulated, and we therefore engage in a number of proceedings and government relations efforts at the federal, provincial and municipal levels. We also have a large number of significant service relationships with Canadian public-sector entities, typically resulting from open procurement processes. We do not provide any significant services to foreign public entities, except for certain wholesale and network supply agreements with wholly or partially state-owned carriers and vendors. Most of the wholesale agreements follow an industry standard form and all our suppliers must comply with our controls related to selection and conduct.

We have service centre operations in North America, Central America, Europe and Asia, and our dealings with public officials in the jurisdictions in which they are located are limited to regulatory reporting or licensing and permitting processes that allow for limited public discretion. These operations do not involve the provision of services to foreign public entities. We are also subject to a number of complex domestic and foreign tax laws and regulations that require us to continuously monitor, clarify and contest with public officials in respect of the application of these laws and regulations.

We have addressed anti-bribery and corruption risks through a risk-based framework that includes:

- **Senior management involvement and support**: Senior leaders across TELUS were identified as responsible and accountable for ensuring that the anti-bribery and corruption compliance program is effectively implemented and consistently monitored. Senior executives set the tone to create a culture where bribery is not tolerated. TELUS also has a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that appropriate processes and controls are in place to facilitate legal compliance, and to report on compliance to the Audit Committee of the Board.
- **Corporate compliance policies and procedures**: In 2014, a specific anti-bribery and corruption policy was rolled out to the TELUS team. In 2018, the policy was updated to reflect best practices and approved by the Board and the TELUS International (Cda) Inc. board of directors. The policy applies

to all team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS' business, including commercial activities in both the public and private sectors. The anti-bribery and corruption policy is available at **telus.com/governance**. Other relevant policies include a comprehensive code of ethics and conduct for our employees (as mentioned above), a supplier code of conduct, a business sales code of conduct, and expense and procurement policies.

- **Training and education**: Our annual TELUS Integrity training highlights our zero-tolerance approach to bribery and corruption. This training is mandatory and is delivered to all team members and contractors. Further targeted training continues to be provided through our business sales code of conduct and anti-bribery and corruption programs. The courses cover the processes and controls intended to mitigate such risks and include topics and scenarios that promote a deeper understanding of the material covered.
- **Incentives and consistent disciplinary procedures**: Employees are made aware that failure to comply with the anti-bribery and corruption policy may subject them to disciplinary action, which may include dismissal. TELUS' Chief Data and Trust Officer, and the team members who are responsible for the implementation and monitoring of the compliance program, have annual performance objectives that are tracked on a quarterly basis, to ensure accountability, execution and oversight of the anti-bribery and corruption policy.

Shareholder engagement and say on pay

Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, in 2015, the Board amended its say-on-pay and shareholder engagement policy, restating it as two separate policies. The say-on-pay policy sets out the Board's objectives and practices with respect to say on pay and compensation disclosure pertaining to executive compensation. The shareholder engagement policy outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. A copy of our shareholder engagement policy is available at **telus.com/governance**.

We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, annual information form, sustainability report, news releases, website and presentations at industry and investor conferences. Some of our long-standing shareholder engagement practices are outlined in the following table:

Event	Who we engage with	Who engages	What we talk about
Annual general meeting (in person[1] and webcast)	Shareholders (retail and institutional)	• Chair of the Board and Board of Directors • CEO • Senior management as applicable	Business of the meeting (financial statements, director elections, advisory vote on executive compensation and other proposals for shareholder vote)
Quarterly earnings conference calls (with simultaneous webcast)	Financial analysts and institutional shareholders	• CEO • EVP and CFO • Senior management	Most recently released financial and operating results for the quarter. Our February earnings conference call is also a guidance release where we report on our financial outlook for the coming year and provide an overview of business operations and strategies. Additionally, the conference calls include an open question and answer session. They are also available to retail shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are posted at **telus.com/investors**
News releases	Shareholders (retail and institutional), financial analysts and media	• Senior management	Quarterly results and any major corporate developments that occur throughout the year
Industry conferences and executive tours (in Canada, the United States and Europe)	Financial analysts and institutional shareholders	• CEO • EVP and CFO • Senior management	Information that is publicly available, including business, strategy and operations
Regular meetings, calls and discussions	Shareholders (retail and institutional), brokers, financial analysts and media	• EVP and CFO • Senior management • Investor Relations	Responding to any inquiries received through the 1-800 investor line, **ir@telus.com** and **ceo@telus.com** mailboxes, consistent with TELUS' disclosure obligations
Ad hoc meetings	Shareholders (retail and institutional) and shareholder advocacy groups (e.g. the Canadian Coalition for Good Governance)	• Chair of the Board and/or Chair of Corporate Governance or Compensation Committee (as applicable) • Senior management	Governance, sustainability, executive compensation and any other topics within the Board's mandate

1 Due to the COVID-19 pandemic, the May 2020 meeting was, and the May 2021 meeting will be, conducted virtually.

Our Board email inbox (**board@telus.com**) provides shareholders and other stakeholders with a channel for communicating directly with the Board on appropriate topics between annual meetings. Alternatively, shareholders and other stakeholders can also communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS' Chief Legal and Governance Officer) 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

Throughout the year, we also respond to any shareholder concerns and letters we receive.

We encourage shareholders to contact the Board, and specifically members of the Compensation or Corporate Governance Committees, to discuss any concerns about our approach to executive compensation and corporate governance practices.

TELUS International IPO – New governance framework

TELUS recognized that TELUS International's new status as a publicly traded company following the IPO would necessitate changes in the governance framework between TELUS and TELUS International. Although TELUS would continue to hold a controlling equity interest in TELUS International, it would be necessary to establish formal arrangements between the two companies to recognize TELUS International's new public company responsibilities, the need for coordination with TELUS' own obligations as a reporting company and help maintain consistency in the culture and values of TELUS International within the TELUS group. Accordingly, TELUS and TELUS International entered into certain agreements and arrangements governing their post-IPO governance and operational relationship, which are summarized below. More complete details about such governance framework, and copies of relevant material agreements, are disclosed in TELUS International's public documents that are available on sedar.com and sec.gov.

Shareholders' agreement

A shareholders' agreement between TELUS, Baring and TELUS International governs the relationship between the parties, and provides TELUS with certain rights and protections, including:

- **Board composition and appointment rights**: TELUS will have the right to nominate a majority of the directors on the TELUS International board of directors other than the TELUS International CEO. For so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of the shares of TELUS International, TELUS may designate the chair of the board. TELUS also has the right, subject to certain conditions, to designate one nominee to each of the standing committees of the board, and to designate the chairs of the human resources and governance and nominating committees.
- **Special TELUS shareholder rights**: For so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of the shares of TELUS International, TELUS approval will be required for certain matters including, among others, approving: the selection (and removal) of the CEO; the increase or decrease of the size of the board; the issuance of shares; amendments to articles; consolidations or mergers with non-affiliated entities; change of control transactions; disposing of all or substantially all of the assets; and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings.

- **TELUS right of first offer**: Baring agrees not to, directly or indirectly, sell, transfer or otherwise dispose of any TELUS International shares without first discussing in good faith any such sale transaction with TELUS and providing TELUS with a right of first offer to purchase such shares in connection with a sale transaction for gross proceeds in excess of US$10.0 million.

Collaboration and financial reporting agreement

A collaboration and financial reporting agreement was entered into to provide for the collaboration and coordination of TELUS International and TELUS in a range of financial reporting areas. TELUS International will be required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, standards and procedures, adapted as necessary to conform to TELUS International's business and the laws and regulations applicable to its business.

Registration rights agreement

A registration rights agreement between TELUS, Baring and TELUS International provides TELUS or Baring with certain demand and piggyback registration rights, subject to certain conditions, that will require TELUS International to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States, of TELUS International subordinate voting shares held by TELUS or Baring.

Operational agreements

TELUS International and TELUS entered into certain intercompany agreements that provide a framework for the parties' post-IPO operational relationship, including:
- Master services agreement
- Transition and shared services agreement
- Master reseller agreement
- Network infrastructure services agreement
- Trademark license agreement.

Credit agreement

TELUS is a lender under TELUS International's senior secured credit agreement.

Governance policies, practices and standards

TELUS International has or will adopt governance policies, practices and standards aligned with TELUS' policies, standards and procedures, with necessary changes. TELUS International's board and standing committee mandates and policies shall align with TELUS' standards.

Committee reports

Audit Committee report

Committee members

David Mowat (Chair) ✔
(Audit Committee
financial expert)
Christine Magee ✔
Denise Pickett ✔
**100% independent
and financially literate** ✔

4

meetings in 2020
100% attendance

At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal Auditor and external auditors. In addition, it holds an in-camera session without management present at each meeting.

The Board has determined that David Mowat is the audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2020 and hereunder in the *Director profiles* section.

2020 Committee highlights

The following sets forth highlights of the actions taken by the Committee in 2020:

Financial reporting

- Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and investor expectations
- Reviewed any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future reporting of the financial results of the Company
- Reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited condensed consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management's discussion and analysis
- Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F.

External auditors

- Oversaw the work of the external auditors
- Conducted an evaluation of the external auditors in accordance with Chartered Professional Accountants
  of Canada and Canadian Public Accountability Board protocols
- Reviewed and approved the annual audit plan
- Recommended to shareholders the appointment of external auditors
- Reviewed and set the compensation of the external auditors
- Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

- Reviewed and approved the Company's major accounting policies, including alternatives and potential key management estimates and judgments and the Company's financial policies and compliance with such policies
- Reviewed quarterly financing reports, including the status of capital markets and the global availability of credit and implications for TELUS, industry and TELUS credit rating developments, hedging programs, pension funding updates and financing plans, and approved key treasury matters
- Reviewed and recommended to the Board for approval:
  - A $1.5 billion offering of common shares
  - The issuance of $400 million of 3.95% Notes, Series CAB, due February 16, 2050; $600 million of 2.35% Notes, Series CAC, due January 27, 2028; and $500 million of 2.05% Notes, Series CAD, due October 7, 2030
  - The redemption of all of the $400 million principal amount outstanding on 3.60% Notes, Series CM, due January 26, 2021 and the $500 million principal amount outstanding on 3.20% Notes, Series CO, due April 5, 2021
- Reviewed and recommended to the Board for approval the renewal of the Company's normal course issuer bid
- Reviewed and recommended to the Board for approval to the Company's dividend, including considering the Company's multiple stakeholders
- Reviewed quarterly reports on derivatives, guarantees and indemnities

Audit Committee report (continued)

- Received quarterly reports regarding taxation matters, including an analysis of the tax expense, any tax adjustments and tax morality, and reviewed and recommended to the Board for approval a restated version of the Company's tax policy
- Reviewed significant capital expenditures.

Internal controls and disclosure controls

- Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls
- Reviewed quarterly reports on internal audit activities
- Reviewed Internal Audit's evaluation of the internal control systems and risk mitigation progress
- Met regularly with the Chief Internal Auditor without management present
- Monitored the adequacy of the resources and the independence and objectivity of the internal audit function
- Reviewed the results of the external quality assurance review of Internal Audit
- Reviewed quarterly the results of the SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and Chief Executive Officer (CEO) and CFO
- Received and reviewed management's quarterly reports on activities to ensure SOX 404 compliance for the 2020 financial year
- Considered reports from the Chief Data and Trust Officer and the Chief Legal and Governance Officer on matters relating to compliance with laws and regulations
- Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

Enterprise risk governance

- Reviewed the results of management's annual risk assessment (and quarterly updates thereto), including identification and prioritization of key enterprise risks, engagement of executives to mitigate risk exposures, perceptions of risk culture, perceptions of risk appetite and the effectiveness of risk management integration by key categories
- Reviewed security reports and reports on management's approach to safeguarding corporate assets and information systems
- Received and considered quarterly reports on litigation matters and business continuity planning
- Reviewed results of management's annual fraud risk assessment.

Audit Committee related governance

- Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval
- Received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and U.S. regulators.

Signed, the members of the Audit Committee

David Mowat (Chair)   Christine Magee

Denise Pickett

Corporate Governance Committee report

Committee members

John Manley (Chair) ✔
Lisa de Wilde ✔
Mary Jo Haddad[1] ✔
Kathy Kinloch ✔

100% independent ✔

4
meetings in 2020
100% attendance

At each meeting, the Committee holds an in-camera session without management present.

2020 Committee highlights

Diversity and director search

- Updated the Board diversity policy to confirm the importance of diversity and the attributes the Board is seeking for its composition, which now includes separate diversity targets of having: at least two directors who represent a visible minority or are Indigenous by the annual meeting in 2023; and women and men each represent at least one-third of independent directors
- Currently 45 per cent of our independent directors are women, and one of our new director nominees is a woman.

Director search

- Hazel and Sean, as new nominees, will further strengthen our Board by bringing expertise and experience in corporate social responsibility, human resources management and executive compensation, finance and accounting, governance, international experience and senior executive leadership.

Independent review of the Board and our evaluation process

- Engaged Deloitte LLP to conduct an independent and comprehensive assessment of the effectiveness and performance of the Board, our committees, each committee chair and the Board Chair, as well as a peer assessment
- Developed, and will monitor the implementation of, an action plan to prioritize items identified during the evaluation process
- Updated the director skills matrix to include new skill attributes of corporate social responsibility, corporate development and international experience to reflect the importance of having ESG-related expertise on our Board and to reflect the changing nature of the Company's business.

Commitment to best practices in corporate governance

- Conducted an annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the final determinations
- Recommended to the Board approval of an increase in the equity ownership target for all non-management directors from 3 times the annual retainer to 3.5 times the annual retainer
- Received quarterly updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and U.S. securities regulators and other stakeholders, and emerging best practices and their implications for the Company, with a particular focus on the impact of COVID-19 on directors' fiduciary duties and obligations
- Reviewed quarterly reports on corporate social responsibility and environmental risk management updates, as well as an annual review and recommendation to the Board of the sustainability report
- Evaluated the adequacy of our say-on-pay policy and shareholder engagement practices
- Reviewed and reported on shareholder communications received in the Board inbox on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications
- In connection with TELUS International's initial public offering (IPO), reviewed management's proposed governance framework and TELUS shareholder protections with respect to oversight of TELUS International governance practices and standards and post-IPO governance and operational relationship with TELUS.

1 Mary Jo became a member of the Corporate Governance Committee on July 30, 2020.

Corporate Governance Committee report (continued)

Board and committee succession planning

- Recommended changes to committee membership to give the following directors the opportunity to serve on different committees and to be exposed to different facets of the Company. After the May 2020 annual meeting, Marc Parent stepped down from the Audit Committee to rejoin the Pension Committee, and John Manley left the Pension Committee to rejoin the Compensation Committee. In July 2020, Mary Jo joined the Corporate Governance Committee
- Continued to work with an external recruitment specialist to assist with the directors' recruitment process and review and update the evergreen list of director candidates, based on the prioritized list of skills and attributes. As a result of this work, the Committee oversaw the recruitment of Hazel Claxton and Sean Willy, who are nominated for election at this meeting
- Conducted an annual review of the succession planning process for the Chair and committee chairs.

Signed, the members of the Corporate Governance Committee

John Manley (Chair)

Lisa de Wilde

Mary Jo Haddad

Kathy Kinloch

Pension Committee report

Committee members

Ray Chan (Chair) ✔
Lisa de Wilde ✔
Marc Parent[1] ✔

100% independent ✔

4

meetings in 2020

100% attendance

At each meeting, the Committee meets in-camera with the Senior Vice-President and Treasurer, and also in-camera without management present. The Committee also meets annually with Pension Plan auditors without management present.

2020 Committee highlights

Changes to the Defined Contribution Pension Plans

- The Committee reviewed and approved a decumulation strategy for the Defined Contribution Pension Plans. The decumulation strategy offers team members a smooth transition from saving to spending their retirement income by offering the same investment options and fees as are offered in the accumulation phase. This provides plan members with the flexibility to generate income streams with both locked-in and non-locked-in assets.

Governance and oversight of Pension Plans

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

- The Defined Benefit Pension Plans' investment goals and objectives and long-term asset mix policy
- An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Defined Benefit Pension Plans
- An audit scope report
- An annual update on developments in pension law
- Reports from the actuary of the Pension Plans, including the assumptions and results
- Pension Plan budgets, including plan expenses and peer plan results
- Quarterly and annual investment results measured against plan benchmarks and liabilities
- Defined Contribution Pension Plans' quarterly and annual investment results and investment structure
- Pension Plan insurance coverage
- Management's self-assessment of internal controls
- Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation
- Investment manager performance assessments
- Reports on investment strategy and risk assessment
- A cost-of-living adjustment for the TELUS Corporation Pension Plan
- Management presentation on pension investing for the long term
- Presentation by service providers of an overview of the Canadian and global economy.

Signed, the members of the Pension Committee



Ray Chan (Chair)

Lisa de Wilde

Marc Parent

1 Marc joined the Pension Committee on May 7, 2020.

Human Resources and Compensation Committee report

Committee members

Mary Jo Haddad
(Chair) ✔
Ray Chan ✔
Kathy Kinloch ✔
John Manley ✔
Marc Parent ✔

100% independent ✔

The Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE).

This Committee has a formal policy limiting the number of currently serving CEOs of other public companies on the Committee to no more than one-third of its members.

4

meetings in 2020

At each meeting, the Committee meets in-camera with the Executive Vice-President (EVP), People and Culture and Chief Human Resources Officer and also in-camera without management present. The Committee also meets with the executive compensation consultant without management present at each meeting.

2020 Committee highlights

Performance assessment

In 2019, TELUS evolved its individual performance assessment approach for the broader TELUS team, driven by the following:

- The changing nature of our business, including a generational shift in TELUS' demographics and increasing expectations for faster career growth, a compelling and flexible workplace, and a deep sense of purpose at work
- Feedback from team members that an evolution of TELUS' performance development approach could further enhance team member engagement and performance. Team members wanted a new approach that offered a focus on what matters most and provided real-time and dynamic coaching and feedback, as well as flexible goal-setting
- A growing trend in simplification of performance management practices.

As a result of the successful adoption of this new program for the broader TELUS team, for the 2020 performance year we transitioned the individual performance bonus assessment framework for the CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company) from the previous personal value-add assessment model (PVAAM) to our new amazing people performance development (APPD) model, which evaluates performance against each executive's goals (*what* you do) and values (*how* you do it). For further details, see page 93.

To complement APPD, we also established our new talent summary approach for the CEO and ELT, which focuses on both the individual executive's retention value, as well as their future potential. These factors directly influenced long-term incentive (LTI) grant allocations. Each executive's targeted compensation position relative to the peer group median was driven by this assessment. For further details, see page 83.

Succession planning

In 2020, the Committee continued to invest significant time focusing on the succession planning process and discussing the positions of the CEO and ELT. In addition, the top talent and future leaders across the organization were reviewed.

Succession planning for all senior leaders highlights immediate and emergency or interim successors, as well as a deep pipeline of next-generation leaders. Top talent successors are candidates with extensive expertise, an understanding of our culture and proven track records in a number of key roles across our business. In line with our diversity and inclusiveness goals, the strong leadership pipeline also reflects the diversity of our customers, communities and team members.

The CEO succession plan and process, as well as the top high-potential candidates for the CEO role, were discussed with the entire Board at two points in the year. With the support of Korn Ferry's CEO succession planning expertise and best practices, CEO succession candidates are undertaking additional assessment exercises and enhanced, specific development plans. Candidates are being assessed on a number of defined attributes, including their leadership capabilities, sustained operational results and proven ability to drive strategy. The CEO, the Compensation Committee and the Board have discussed development opportunities, mentorship and enhanced responsibilities to support potential candidates' growth. The Board's review of the succession plan for the CEO is also discussed on page 39.

Moving forward in 2021, given that CEO succession is one of the highest priorities for the Board, we continue to engage Korn Ferry to assist the CEO and the Board by enhancing the process and accelerating the development of our top candidates.

Human Resources and Compensation Committee report (continued)

Compensation philosophy

The Committee reviewed the compensation philosophy and guidelines for executives by assessing:

- The comparator group used for CEO and ELT compensation benchmarking
- Our target pay positioning within the comparator group
- The linkage of the executive compensation philosophy and incentive plans to the Company's financial and non-financial performance and business strategy
- The alignment with our compensation philosophy that applies to all team members
- The mix of compensation elements used to deliver CEO and ELT compensation.

CEO compensation and performance

- Reviewed and approved the corporate goals and objectives relevant to CEO compensation
- Assessed the performance of the CEO, with input from the full Board
- Reviewed and recommended to the Board for approval the various components of the CEO's compensation for 2020 (including base salary, performance bonus, and restricted share unit (RSU) and performance share unit (PSU) grants), based on its evaluation of his performance and its review of the design and adequacy of CEO compensation, as well as a consideration of market trends and data
- Reviewed and recommended to the Board for approval the size of the performance bonus profit-sharing pool allocation for the CEO.

ELT compensation and performance

- Reviewed the CEO's evaluation of the performance of each ELT member
- Reviewed and approved the appropriate compensation for ELT members (base salary, performance bonus, and RSU and PSU grants), after considering market trends and data
- Reviewed and recommended to the Board for approval the aggregate dollar amount of RSU awards for the ELT (in respect of 2020 performance).

Performance bonus plan

- Reviewed and recommended to the Board for approval the 2020 performance bonus pool size
- Reviewed and approved the performance targets for both the 2020 original corporate scorecard for the first quarter (Q1) and the COVID-revised scorecard for the second quarter (Q2) through the fourth quarter (Q4), as well as the final year-end scorecard multiplier reflecting a blend of both
- Reviewed and approved the integration of the APPD performance assessment model for the CEO and ELT. Assessment under APPD drives individual payout
- Reviewed the degree of stretch in the financial targets on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting.

Equity plans

- Reviewed and approved the payout factors and the actual payouts to the ELT associated with the performance-contingent RSUs that were granted in 2018 and vested on November 20, 2020 (and recommended the same payout factors to the Board with respect to the CEO's performance-contingent RSUs)
- Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect of 2020 performance
- Reviewed and recommended to the Board for approval the total spend on annual grants of RSUs to management below the ELT level under the RSU Plan for 2020 performance
- Reviewed and approved the implementation of our talent summary approach to determining CEO and ELT individual grant levels

Human Resources and Compensation Committee report (continued)

- Approved the total annual grants of executive performance share units (EPSUs) to ELT members and management performance share units (MPSUs) to management under the PSU Plan for 2020 performance
- Reviewed and approved the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee
- Monitored the actual 2020 discretionary grants under the RSU Plan to certain members of non-executive management for reward, retention or recognition purposes
- Received updates on the share ownership of each ELT member relative to established ownership targets.

Governance

- Reviewed and approved the Compensation Committee 2020 annual work plan, including the division of duties between the Board and management executive compensation advisors
- Reviewed and approved an independent assessment conducted by Meridian Compensation Partners LLC (Meridian) of the key compensation parameters to determine the extent to which appropriate compensation risk mitigation safeguards are in place
- Reviewed and recommended to the Board for approval the proposed appointment of individuals as ELT members and as executive officers of the Company
- Reviewed and approved the annual work plan, budget and fees, engagement agreement and independence letter for Meridian
- Received regular updates from management and Meridian on compensation matters, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation
- Received reports on a quarterly basis on business ethics and the workplace environment at the Company. The workplace environment report is produced by the Respectful Workplace Office and includes an overview of relevant education and training activities and an analysis of complaints related to discrimination, harassment (including sexual harassment) and bullying.
- Reviewed reports on team member well-being and health and safety programs, as well as gender pay practices
- Reviewed an internal audit of the Company's sales incentive program.

Public disclosure

- Reviewed and approved for publication this report of the Compensation Committee, and the compensation discussion and analysis that follows.

Signed, the members of the Compensation Committee



Mary Jo Haddad (Chair)   Ray Chan

Kathy Kinloch   John Manley

Marc Parent

Executive compensation at TELUS

Report to shareholders

To our shareholders,

On behalf of the Board of Directors, I am pleased to share with you an overview of our approach to compensation and how it connects directly to our performance. At TELUS, our goal is to share information that is clear and relevant with our shareholders, in order to help you understand and evaluate our compensation program. We invite you to review the following information in order to gain a greater understanding of our executive compensation decisions in 2020.

Our philosophy

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, in line with our corporate growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

TELUS' compensation practices and risk governance

We believe that a good compensation program is defined by two key features: **strong governance** and **rewards for appropriate risk-taking** by our ELT (Executive Leadership Team – all Executive Vice-Presidents

> **We believe that a good compensation program is defined by two key features: strong governance and rewards for appropriate risk-taking by executives to create value for shareholders and other stakeholders.**

who are appointed officers of the Company) to create sustainable value for the benefit of our stakeholders. TELUS has a long history of adopting best practices in corporate governance. We have a robust governance process with an independent Human Resources and Compensation Committee (Compensation Committee), which in turn engages an independent compensation consultant (the Board advisor).

Our external Board advisor, Meridian Compensation Partners Inc. (Meridian), conducts an independent review of compensation programs, plans and policies at TELUS – with input and involvement from management – to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on the Company. The table below provides an overview of Meridian's assessment of our programs relative to its compensation risk assessment checklist. For each category assessed, Meridian concluded that TELUS' pay programs and policies balance, neutralize or mitigate risk.

Risk category	Assessment	Commentary
Pay philosophy and governance	✔ No or neutral risk	• TELUS has a clearly stated pay philosophy, and a strong governance and oversight culture
Pay structure, mix and vesting periods	✔ No or neutral risk	• TELUS' program is well balanced. Current vesting of all medium-term (executive performance share units or EPSUs) and long-term (time-based restricted share units (RSUs) and performance-contingent RSUs) incentive awards occurs within a period of approximately three years following grant • Annual grants have overlapping vesting cycles, along with post-retirement holding requirements. These practices ensure that executives remain exposed to the long-term consequences of their business decisions • TELUS has stringent share ownership requirements and only counts actual share ownership (unvested RSUs and EPSUs are not counted)
Performance metrics and measurement	✔ No or neutral risk	• Strong process and rigour around performance scorecard/assessment (along with profit-based funding controls for incentives)
Risk mitigation practices (i.e. incentive clawbacks, hedging prohibition, share ownership requirements)	✔ No or neutral risk	• Program is consistent with best practice

TELUS executive compensation is effectively managed within the framework of balanced business risk tolerance established by the Board of Directors. At each year's strategic advance meeting, the full Board sets the strategic direction, which flows through the corporate scorecard, within established risk management constraints of the Company, while also taking into consideration the risks associated with that direction.

Impact of COVID-19

The COVID-19 pandemic has had a significant impact on our communities and customers. As we have taken significant measures to respond to and mitigate the impact to those stakeholders, our team members have supported us every step of the way and ensuring their well-being remains one of our highest priorities. More information can be found in the TELUS 2020 annual report.

2020 highlights

5.5% growth in operating revenue and other income	**0.2%** growth in Adjusted EBITDA[1]	**$0.95** basic earnings per share	**777,000** new subscribers
$1.18495 dividends declared per share	**5%** total shareholder return	**#1** in customer satisfaction among our peers for the 11th year in a row	**$150** million committed to COVID-19 relief efforts

In support of our pandemic plan, we leveraged our existing flexible Work Styles® program and deployed several new team member safety precautions to meaningfully transform our operations, including:

- Immediately following the government's recommendation to engage in physical distancing, asking every team member across Canada with the ability to work from home to do so
- For customer-facing team members who could not work from home, providing personal protective equipment to ensure safety (face shields, hand sanitizer, etc.)
- Innovating and adopting new virtual processes, such as hiring and onboarding for our TELUS team, as well as implementing virtual installations and repairs for customers
- Initiating our workforce optimization project to quickly address resource surpluses and shortages, and to facilitate cross-company resource movement
- Amplifying our team member well-being mental health support by:
  - Delivering comprehensive leadership training on wellness and offering on-demand coaching
  - Building a mental health first aid network across our organization
  - Making around-the-clock confidential and bilingual counselling support easy to access
  - Facilitating monthly Ask the Expert sessions with our Executive Vice-President (EVP), People and Culture and Chief Human Resources Officer (CHRO), and our Chief Neuroscience Officer, to engage in open dialogue about mental health.
- Created a frontline recognition program, whereby almost 10,000 of TELUS' customer-facing team members were awarded TELUS share options.

As a result of our overall organizational response to the pandemic, we were able to:

- Avoid any company-wide layoffs or furloughs
- Facilitate an increase in the number of team members fully working from home (excluding field technicians and retail store representatives) from 75 per cent at the start of 2020 to over 95 per cent at December 31, 2020
- Maintain year-over-year stable EBITDA through the identification of over $250 million in cost saving and margin enhancing initiatives since the onset of the pandemic.

The financial impacts of the pandemic were felt across many industries, including those in which we operate. Detailed disclosure on the environment in which we operate, the COVID-19 impacts to our financial condition and results of operations, and our operational challenges can be found in Section 1 of Management's discussion and analysis (MD&A) in the TELUS 2020 annual report. In response to these impacts, we took the following pay-related actions:

- Deferred Company-wide planned salary increases by three months
- Suspended the employer matching portion of our Employee Share Purchase Plan over the same period
- Re-evaluated our objectives for the year, given the new pandemic landscape, and adjusted our goals for the second quarter (Q2) through the fourth quarter (Q4). Given the extraordinary circumstances, we established a COVID-revised scorecard to ensure our focus on the most vital metrics for our organization in 2020.

In addition to the above TELUS pay measures, our President and Chief Executive Officer (CEO), Darren Entwistle, decided to forgo 25 per cent of his salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives. As well, the Entwistle Family Foundation matched a portion of the salary donation to further support the healthcare challenge in Canada and those most impacted by COVID-19.

While this period of significant change has caused us to adapt and evolve at a dramatic rate, there is still much uncertainty surrounding the future of the pandemic. As such, we will continue to closely monitor and respond appropriately to ensure that our team members are safe and well-supported.

Linking pay and performance

Corporate, business unit and individual performance is foundational to our executive compensation program – actual payouts are closely aligned with the achievement of TELUS' performance objectives and our strategic priorities. Compensation is targeted at the 50th percentile of our competitors and companies in other Canadian industries of appropriate size, with Company and individual performance driving the final at-risk compensation payouts.

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1 Adjusted EBITDA is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. See Section 11 of the MD&A in the TELUS 2020 annual report.

Seventy-five per cent of target compensation for the ELT is at-risk pay, as it is contingent on specific performance criteria. Operational and financial performance metrics are used for both the annual bonus and long-term incentive (LTI) plans. In determining annual incentive pay and the granting of annual LTIs, we regularly review the relationship between pay and performance metrics, including at the corporate and business unit level in our performance scorecards.

2020 performance and key compensation decisions

TELUS' 2020 results reflect our team's consistent focus on our customers first priority and demonstrate the ongoing progression of our long-standing strategy, which contributed to solid operational and financial results in 2020, including the following accomplishments:

- TELUS' unwavering dedication to our customers is evidenced by a number of successes in 2020, including:
  - Leading our peers in customer satisfaction for the 11th year in a row, receiving the fewest customer complaints of any national wireless service provider in the annual Commission for Complaints for Telecom-television Services report
  - Achieving industry-leading customer loyalty, with 2020 marking the seventh consecutive year in which TELUS has earned a postpaid mobile phone churn result below one per cent – an unparalleled accomplishment in North America
  - Expanding our total subscriber base by 0.8 million, including approximately 100,000 new security customers, building on our 2019 acquisition of ADT Canada
  - Connecting Canadians quickly and reliably, as evidenced by our consistent recognition for network excellence, which was noted in major independent mobile network awards from Opensignal and Ookla, each for four years or more, as well as from Tutela in 2020 for the second time
  - TELUS International completing the acquisition of Competence Call Center, a leading provider of higher value business services with a focus on customer relationship management and content moderation, and acquiring Lionbridge AI, a world-leading provider of data annotation services used in the development of artificial intelligence processes to train machine learning models. These acquisitions add key capabilities and diversity to TELUS International's suite of digital solutions and supported TELUS International through its successful initial public offering (IPO) in February 2021.
- TELUS' total shareholder return has performed strongly against its peers:
  - TELUS shareholders received $1.18495 of dividends declared per share in 2020. Taking into account reinvestment of dividends from our industry-leading dividend growth program, TELUS' 2020 total shareholder return was strong at five per cent. TELUS significantly outperformed its Canadian sector peers Bell (negative four per cent), Rogers (negative five per cent) and Shaw (negative 11 per cent), and approximated the Toronto Stock Exchange's S&P/TSX Composite Index return of six per cent
  - TELUS' three-year total shareholder return since December 31, 2017 of 22 per cent outperformed the S&P/TSX Composite Index return of 18 per cent, as well as our Canadian sector peers Bell (six per cent), Rogers (two per cent) and Shaw (negative 10 per cent)

> **TELUS' 2020 total shareholder return of five per cent was the highest among its closest industry peers Bell, Rogers and Shaw, which all had negative returns.**

- Since the end of 1999 through to the end of 2020, TELUS has generated a total shareholder return of 547 per cent, 293 percentage points higher than the S&P/TSX Composite Index return of 254 per cent.
- We significantly outperformed our national peers (Bell and Rogers) across several financial and operational metrics. By way of example:
  - Consolidated revenue increased by 5.5 per cent, compared to Rogers' and Bell's decrease of 7.7 per cent and 3.8 per cent, respectively
  - Consolidated EBITDA increased by 0.2 per cent, compared to Rogers' and Bell's decrease of 5.7 per cent and 4.0 per cent, respectively
  - Free cash flow grew by 54 per cent, compared to Rogers' growth of 3.9 per cent and Bell's decrease of 10.4 per cent
  - Total wireless net additions were 537,000, compared to Rogers' and Bell's additions of 103,000 and 264,000, respectively
  - Internet net additions were 157,000, compared to Rogers' and Bell's additions of 57,000 and 149,000, respectively.
- In the wake of the COVID-19 pandemic, we were there for our communities and customers when they needed us most. Among other initiatives, we:
  - Pivoted all of our philanthropic funding channels to focus on health initiatives and supporting charities on the front line of the public health crisis. This included the commitment of $150 million to COVID-19 relief efforts, as well as $10 million to support public healthcare
  - Distributed 289,000 TELUS-branded critter masks, which helped raise $535,000 for the TELUS Friendly Future Foundation
  - Protected our customers and our team members by introducing virtual installations and repairs for customers who require a technician visit. In addition, we established customer choice installation processes that give customers more peace of mind to select installations by on-site personnel or supported by TELUS technicians virtually
  - Worked with customers impacted financially by COVID-19 to provide flexible, customized payment options. We also deferred all planned pricing increases in the initial weeks of the pandemic, extended promotional periods, waived home internet overages and international wireless roaming charges, and delayed hundreds of thousands of suspensions and cancellations to help our customers manage through this challenging time
  - Further details on our COVID response and relief efforts can be found in the TELUS 2020 annual report.
- TELUS continued to lead the world with our social purpose and philanthropic efforts in 2020, as detailed on pages 2 and 3 of this information circular and in our sustainability report at **telus.com/sustainability**.

The COVID-19 pandemic created many operational challenges for TELUS. Despite this, the pandemic highlighted our team's ability to adapt and maintain strong performance, as highlighted above. This adaptability had a positive impact on our achievement of corporate scorecard targets, resulting in a 2020 corporate scorecard multiplier (after COVID-related adjustments) of 1.05.

CEO 2020 total direct compensation

| | President and Chief Executive Officer (CEO) – Total direct compensation (TDC)[1] | | | |
Element	2020 ($)	2019 ($)	2020/2019 $ change	2020/2019 % change
Base salary	1,031,250[2]	1,375,000	(343,750)	(25.0)
Performance bonus	855,980	727,765	128,215	17.6
EPSU[3]	855,980	727,765	128,215	17.6
RSU	12,000,000	9,250,000	2,750,000	29.7
Total direct compensation	14,743,210	12,080,530	2,662,680	22.0

1 Includes base salary, annual performance bonus, EPSUs and RSUs.
2 Darren's 2020 annual base salary was $1,375,000. The reduced amount in the above table reflects Darren's decision to forgo 25 per cent of his 2020 base salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives.
3 EPSUs are typically paid in cash for the CEO in light of his significant shareholdings.

The increase in Darren's 2020 direct compensation was primarily due to a higher RSU grant meant to recognize his leadership in driving TELUS' strong achievements listed above during a pivotal and unprecedented year, as well as his leadership in establishing the strategy that culminated in TELUS International's successful February 2021 IPO, and his effective oversight of the preparations for the IPO throughout 2020. Further details on Darren's achievements can be found on page 94.

2020 named executive officer compensation

Total direct compensation for the year-over-year comparable set of named executive officers (NEOs) (including the CEO) increased by 11 per cent from 2019. The overall increase in their compensation is attributable to the following factors:

- An increase of three per cent in performance bonus and EPSU amounts, driven by a higher 2020 corporate scorecard multiplier
- An increase of 21 per cent in annual RSUs
- A partially offsetting decrease of 21 per cent in base salary amounts, reflecting Darren's voluntary forfeiture of 25 per cent of his 2020 base pay (which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives).

Further details on the compensation paid to our CEO and other NEOs are available starting on page 86.

Looking ahead to 2021

We continually monitor market trends and best practices and are confident that our programs are aligned with both your expectations and our pay-for-performance philosophy. The following outline our executive compensation program plans for 2021:

- In alignment with market practice and our goal of moving to a fully funded performance bonus program, we will be removing our performance bonus funding pool mechanism (set at 8.5 per cent of EBIT for the 2020 performance year).
- Due to the enhanced simplicity and performance focus that was achieved through the streamlined COVID-revised scorecard, we will continue this approach in our 2021 corporate scorecard.
- Our 2021 scorecard will also enhance our commitment to progressing environmental and social goals through the reintroduction of our social capitalism index metric. This index measures key metrics including certain metrics relating to our Connecting for Good programs and greenhouse gas emissions.

We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a much more detailed explanation of our methodologies and the actual pay of our executives. We invite you to share any direct feedback with your Board at **board@telus.com**.

Sincerely,

Mary Jo Haddad
Chair, Human Resources and Compensation Committee
On behalf of the TELUS Board of Directors

Compensation discussion and analysis

The following is a discussion of TELUS' executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to TELUS' named executive officers (NEOs) for their 2020 performance.

For 2020, our NEOs are:

- Darren Entwistle, President and Chief Executive Officer (CEO)
- Doug French, Executive Vice-President (EVP) and Chief Financial Officer (CFO)
- Eros Spadotto, EVP, Technology Strategy and Business Transformation
- Tony Geheran, EVP and Chief Customer Officer
- François Gratton, EVP, TELUS Health, TELUS Agriculture and TELUS Québec

Key compensation principles

TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to our share price performance. We also drive continued levels of high performance by setting ambitious targets.

The primary focus of the Human Resources and Compensation Committee (Compensation Committee) is to maintain an executive compensation program that supports the achievement of three objectives:

- To advance our business strategy
- To enhance our growth and profitability
- To attract and retain the key talent necessary to achieve our business objectives.

The Compensation Committee utilizes an approach to compensation that is both market-based and performance-based. An executive's compensation is based on their personal performance, together with corporate performance and position within a range determined with reference to market compensation data.

Linking executive pay to actual performance ensures that executive compensation is aligned with shareholder value. This includes the compensation of our CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company).

> **Seventy-five per cent of ELT and 85 per cent of CEO compensation is variable, dependent on performance. Compensation consists mainly of variable compensation that is tied to TELUS' performance.**

1. We pay for performance

ELT target pay mix

75% at risk

- 25% Base salary
- Performance bonus
- EPSUs
- Time-vested RSUs
- Performance-contingent RSUs

25%, 25%, 12.5%, 12.5%, 25%

CEO target pay mix

85% at risk

- Base salary
- Performance bonus
- EPSUs
- Time-vested RSUs
- Performance-contingent RSUs

33.5%, 15%, 9%, 9%, 33.5%

Components of variable compensation		Performance metrics
Short-term	Performance bonus (cash)	Combination of corporate and business unit scorecard results, and achievement of individual personal performance objectives
Medium-term	Executive performance share units (EPSUs)	Same metrics as annual bonus for grants, plus subsequent share price performance
Long-term	Restricted share units (RSUs)	Individual performance for grant levels, plus subsequent share price performance, with half also based on relative total shareholder return and total customer connections

2. We promote sound risk-taking

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of TELUS' compensation program that help manage and mitigate risk in executive compensation.

What we do

✔ **Independent Compensation Committee** – All members of our Compensation Committee are independent, including in accordance with the additional standards for compensation committees in the New York Stock Exchange (NYSE) manual

✔ **Independent consultant** – We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles

✔ **Pay for performance** – At-risk pay is 75% of total direct compensation for the ELT and 85% of total direct compensation for the CEO, and therefore linked to the performance of the Company

✔ **Caps on payouts** – Incentive awards are capped to avoid excessive payouts and are in line with market practices

✔ **Balanced performance metrics** – Our performance metrics are well communicated and regularly monitored through the corporate scorecard, and include multiple measures to avoid the pursuit of a performance metric at the expense of the business more generally
- At target, only 12.5% of an ELT member's pay (annual performance bonus) is tied to short-term results, with 12.5% tied to medium-term results and 50% in the form of long-term incentives (LTIs). For the CEO, only 9% of pay is tied to short-term results, with 9% tied to medium-term results and 67% in the form of LTIs
- The annual performance bonus pool is based on a percentage of earnings before interest and taxes (EBIT), ensuring that payouts are based on profitability
- Fifty per cent of LTI awards are subject to performance-vesting criteria

✔ **Balance between short-term and long-term incentives** – Reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation

✔ **Stress-testing of targets** – Targets for performance metrics in the corporate scorecard are stress-tested and generally made more difficult to attain each year in order to promote continuous stretch and performance improvement year over year, as reviewed by the Board

✔ **Overlapping performance periods** – Within our LTI program, this overlap ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own

✔ **Clawback policy** – Allows the Compensation Committee to recoup an executive's incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financial results

✔ **Insider trading policy and process** – The CEO and executive officers are required to pre-clear all trades to protect against insider trading and trading during blackout periods

✔ **Stringent share ownership requirements** – In place for our executives (CEO – 7x base salary, ELT – 3x base salary)

✔ **Hold period after retirement** – Requirement to continue to hold a number of shares equal to the share ownership requirement for one year following retirement

What we do not do

✘ Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

✘ Guarantee a minimum level of vesting for our performance-contingent RSUs

✘ Offer single-trigger change in control rights to executives

✘ Include unvested RSUs, performance share units (PSUs) and unexercised options (if any) in the calculation of share ownership targets

✘ Offer excessive severance. The CEO has a three-month severance (except in the case of change of control or disability, which provide a 24-month severance); all other ELT members have an 18-month severance

✘ Over-emphasize any single performance metric

✘ Guarantee annual base salary increases or bonus payments

✘ Offer excessive perquisites

An important part of the Compensation Committee's risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2020, Meridian Compensation Partners Inc. (Meridian), the Compensation Committee's independent executive compensation consultant, was engaged to provide an external perspective on the risks of our compensation programs. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories:

- Pay philosophy and governance
- Pay structure
- Performance metrics/measurement
- Risk mitigation practices.

After considering the results of the assessment and internal review, the Compensation Committee did not identify any risks in relation to the Company's compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Our compensation risk assessment did not identify any risks in relation to our compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

3. We balance the short, medium and long term

Our program features a well-balanced mix of fixed and variable pay elements, with layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.

LTIs (three-year cliff-vested performance-contingent RSUs and three-year cliff-vested time-based RSUs) are granted on an annual basis, resulting in a continuous overlapping vesting schedule rather than a one-time event when an extraordinarily large grant vests and an executive can cash out. Medium-term incentives (EPSUs) are granted in the same way.

This approach ensures that our executives' interests are not tied solely to success in any single performance period.

Overlapping performance periods and vesting mitigate against excessive risk-taking.


2020 Compensation
Salary
Short-term incentive
Medium-term incentive¹
Long-term incentive
2021 Compensation
Salary
Short-term incentive
Medium-term incentive¹
Long-term incentive
2022 Compensation
Salary
Short-term incentive
Medium-term incentive¹
Long-term incentive
2020
2021
2022
2023
2024
2025

1 Reflects EPSUs, vesting one-third per year.

4. We reward contribution

TELUS utilizes an approach to compensation that is both market-based and performance-based. Our compensation structure is established based on benchmarking relative to a select comparator group made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also use a U.S.-based comparator group as a secondary reference point.

However, an executive's actual compensation may be positioned above or below the market benchmark, based on their personal level of responsibility, expertise, competence, experience and performance.

Of note, LTI grant levels are tailored to both the market and the individual and are based on an executive's retention value and future potential. The Board considers this performance-based approach to granting LTIs to be a best practice, in contrast to typical practice, where LTIs are granted based on market benchmarks only.

> Compensation is established based on level of responsibility, expertise, competence, experience and performance and is compared to a peer group consisting of competitors and companies in other Canadian industries of comparable complexity and size. We also use a U.S.-based comparator group as a secondary reference point, but not directly for benchmarking pay levels.

5. We align compensation with corporate strategy

Our long-standing national growth strategy was founded on our strategic intent – to unleash the power of the internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives, which guide our team as we work together to advance our national growth strategy, include:

- Focusing relentlessly on the growth markets of data, IP and wireless
- Providing integrated solutions that differentiate TELUS from our competitors
- Building national capabilities across data, IP, voice and wireless
- Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on our core business
- Going to market as one team, under a common brand, executing a single strategy
- Investing in internal capabilities to build a high-performance culture and efficient operation.

To further advance our strategy, each year we establish corporate priorities. For 2020, these priorities were:

- Honouring our customers, communities and social purpose by our team delivering on our brand promise

- Leveraging our broadband networks to drive TELUS' growth and fuel our future
- Driving emerging opportunities to build scale in TELUS Health and TELUS Agriculture
- Driving growth in TELUS International to fuel further scaling opportunities.

To align executive compensation with our corporate strategy, we make a direct link between an executive's performance against the achievement of our strategic imperatives and corporate priorities, and their pay.

The CEO and ELT members' performance bonus is evaluated through a combination of our corporate scorecard and individual performance (plus business unit scorecard for ELT members). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. This performance calculation methodology is also used for granting the medium-term EPSU awards.

Our 2020 corporate scorecard metrics (see page 92), the business unit scorecard metrics (see page 95), and individual performance of our executives are directly linked to achieving these priorities.

> The TELUS team remains focused on the delivery of our national growth strategy and six strategic imperatives, which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities.

6. We align compensation with long-term shareholder value

Our executive compensation programs closely link actual payouts to the creation of shareholder value. In fact, shareholder value has grown significantly faster than our executive compensation levels.

Where most companies pay annual bonuses in the form of cash, we pay half of our annual bonuses in the form of EPSUs.

To ensure further alignment with shareholders' interests, the actual number of EPSUs awarded is determined by taking the dollar value of an executive's annual performance cash bonus and dividing it by the value of TELUS common shares at either the *beginning* or *end* of the performance year (i.e. the year preceding the year of allocation), whichever is higher. This results in a lower EPSU award if there has been a decline in share price over the year.

In addition, at least 50 per cent of each ELT member's total compensation is delivered in the form of RSUs, of which 50 per cent have performance conditions to further align with shareholder interests (since 2014).

CEO and ELT compensation is aligned with total shareholder return.

TELUS' 10-year total shareholder return (since December 31, 2010) was:

239%

(on December 31, 2020)

The total increase in 2020 CEO total direct compensation as compared to the CEO's total direct compensation in 2010 (10 years ago):

64%

(on December 31, 2020)

7. We align our pay practices across the organization

TELUS' pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation:

- We ensure overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level
- All employees share in the achievement of corporate success through participation in a common profit-sharing performance bonus pool that may increase or decrease based on growth in our EBIT and/or corporate scorecard results
- All employees within a business unit share in the achievement of their business unit's success through their respective business unit scorecard
- Increased responsibility in any team member's role and/or a subsequent promotion are accompanied by a change in pay, as appropriate

- We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization; for roles governed by collective bargaining agreements, the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement
- CEO pay is assessed in relation to the second highest paid NEO, so that CEO pay is no more than four times greater than the total direct compensation associated with the second highest paid NEO. This reflects an executive compensation best practice.

Consistent with the approach taken for the broader TELUS team, in response to COVID-19 we deferred our salary increases and suspended our employer matching contributions under our Employee Share Purchase Plan for three months for our executives in 2020.

Board oversight and compensation governance

The Board is responsible for both executive compensation and engagement with shareholders. The Board oversees the work of the Compensation Committee, which is responsible for reviewing and approving the compensation arrangements of our ELT and for reviewing and recommending to the Board for approval the compensation of the CEO.

The Compensation Committee works in collaboration with the Corporate Governance Committee, and receives advice from an independent executive compensation consultant (the Board advisor). The EVP, People and Culture and CHRO and the People and Culture team are responsible for implementing the processes required to administer the executive compensation program. They also advise and report to the Compensation Committee on various elements of the executive compensation program. The CHRO and the People and Culture team receive advice from a separate executive compensation consultant (the management consultant).


Board advisor
(see page 76)
CONSULTS
Compensation Committee
responsible for our compensation programs and practices
REPORTS
Board of Directors
engages with shareholders and oversees compensation program and practices
REPORTS
ELECTS
Shareholders
have a say on pay
REPORTS
CHRO and People and Culture team
responsible for our HR strategies and policies and ensuring alignment between TELUS' executive and non-executive compensation programs
CONSULTS
Corporate Governance Committee
works in collaboration with the Compensation Committee to monitor and identify best practices for executive compensation and disclosure
CONSULTS
Management consultant
(see page 76)

The Compensation Committee

The Compensation Committee is responsible for:

- Developing the Company's compensation philosophy and guidelines on executive compensation
- Overseeing succession planning for the ELT, determining CEO goals and objectives relative to compensation
- Evaluating CEO performance
- Reviewing performance metrics and any year-end performance adjustments proposed by management
- Reviewing and recommending CEO compensation to the Board based on its evaluation
- Determining compensation for executives other than the CEO
- Reviewing and monitoring the Company's exposure to risks associated with its executive compensation program and policies and identifying practices and policies to mitigate such risk
- Reviewing and administering the supplemental retirement arrangements (other than registered pension plans) for the ELT and all of our equity-based incentive plans.

The Compensation Committee's mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct.

Compensation Committee experience

Members of the Compensation Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the Compensation Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation.

The Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the NYSE. The following is a brief description of the experience of each current member of this Committee that is relevant to the exercise of their responsibilities as a member of the Committee:

- **Mary Jo Haddad** – Mary Jo has more than 30 years of experience in the healthcare industry in Canada and the United States, and is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. As CEO, she established compensation framework programs and policies for SickKids. She was previously a member of the compensation committee of the Toronto-Dominion Bank and various non-profit organizations. Mary Jo became a member of the Compensation Committee in 2016 and Chair of the Compensation Committee in May 2017, and is also a member of the Corporate Governance Committee.
- **Ray Chan** – Ray has more than 40 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO, CEO, Executive Chair and Independent Chair. He was the Lead Independent Director of Baytex Energy Corp.

from August 2018 to May 2019 and was chair of its human resources and compensation committee. Ray also previously served on the compensation committee of the TMX Group Inc. and TORC Oil & Gas Ltd. Through his executive roles, Ray has been involved in a variety of compensation matters, such as the development and financial analysis of compensation plans and leadership succession planning. Ray has been a member of the Compensation Committee since 2013 and is also the Chair of the Pension Committee.

- **Kathy Kinloch** – Kathy is the President of the British Columbia Institute of Technology (BCIT), a position she has held since January 2014. From 2007 to 2013, Kathy held the positions of Dean of Health Sciences at BCIT and then president of Vancouver Community College. Kathy has extensive experience in the public sector and has served on the compensation committee of organizations in which she has held a vice-president or CEO role. She also currently serves on a number of public sector and not-for-profit boards. Kathy joined the Compensation Committee in May 2018, and is also a member of the Corporate Governance Committee.
- **John Manley** – John is a Senior Business Advisor with the law firm Bennett Jones LLP. He was the President and CEO of the Business Council of Canada from 2010 to 2018. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs, and Finance. John joined the Compensation Committee in 2020 and is also the Chair of our Corporate Governance Committee.
- **Marc Parent** – Marc is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice-President and Chief Operating Officer. Marc has over 35 years of experience in the aerospace industry, having held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently sits on the boards of the Business Council of Canada, the Business + Higher Education Roundtable, and the McGill University Health Centre Foundation. Marc joined the Compensation Committee in November 2018, and is also a member of the Pension Committee.

Further information about the Compensation Committee members can be found under *Director profiles* on pages 24 to 30.

Executive compensation consultants

The Compensation Committee has retained Meridian as its independent executive compensation consultant (the Board advisor). Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010.

The mandate of the Board advisor is to support the Board of Directors, and specifically the Compensation Committee and the Corporate Governance Committee. The nature and scope of services provided by Meridian include:

- An independent assessment of risks associated with pay policies and practices
- Ongoing support with regard to current market practice, governance, regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure
- Advice on CEO and ELT compensation

- Advice on incentive metrics and the assessment of annual and long-term incentive performance
- Preparation for, and attendance at, Compensation Committee meetings and selected management meetings, including meetings with the Chair of the Compensation Committee
- Advice on special projects throughout the year relating to the review and analysis of equity plans and grants, CEO pay-for-performance analysis, review and drafting of the information circular, and preparation of regular education sessions on executive compensation trends.

As an independent advisor, Meridian does not receive direction from the Compensation Committee to perform any of these services in any particular manner or under any particular method. The Chair of the Compensation Committee approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the authority to hire and terminate Meridian as the Board advisor and is responsible for determining the scope of services performed by Meridian. It assesses Meridian's performance annually and approves a letter of engagement each year.

Meridian also assisted in determining a comparator group and gathering market information regarding director compensation in 2020, which the Corporate Governance Committee used in making its recommendation for directors' compensation and for Board Chair compensation.

Prior to 2019, Meridian was TELUS' single independent executive compensation consultant. Consistent with best practice, to ensure that no potential or perceived conflict of interest exists in the provision of executive compensation consulting services and to strengthen independence on executive compensation matters, TELUS appointed Mercer (Canada) Limited (Mercer) as its management consultant in 2019. The mandate of the management consultant is to provide executive compensation consulting services that will enable management to deliver on their objectives. Services provided in accordance with this mandate include:

- Analyzing market pay and trends for executive compensation, including pay analyses for the CEO and ELT
- Advising on CEO and ELT compensation and performance
- Advising on the composition of TELUS' compensation and performance peer groups
- Reviewing compensation philosophy, share ownership guidelines and executive policy changes
- Advising on any corporate scorecard adjustments proposed by management
- Conducting a pay-for-performance analysis to evaluate the relationship between pay and performance
- Where appropriate, reviewing communication materials prepared by management, including the information circular, key internal communications, and material prepared by management for the Compensation Committee.

Board advisor fees

The following table lists the fees billed by our Board advisor, Meridian, for the past two years. Meridian provided no other services aside from director and executive compensation related services in 2020.

Type of work	2020 ($)	2019 ($)
Services related to determining director and executive officer compensation	221,750	325,697
All other fees	Nil	Nil
Total	**221,750**	**325,697**

Compensation elements for the CEO and ELT

The key components of **total direct compensation** for the CEO and ELT are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance in the medium term, over approximately three years) and LTIs (paid in RSUs to promote the retention of the executive and reward performance over the long term).

Also considered as part of the Company's **total compensation** program are benefits and perquisites, as well as retirement benefits. See page 104 for details.

Total compensation at a glance

Component	Targeted % of total	Description	Objective
Annual compensation			
Fixed base salary	CEO 15 ELT 25	• Ranges are established for each position based on the market, with the midpoint of the range being set at the median of the Canadian comparator group	Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group
Annual performance bonus	CEO 9 ELT 12.5	• Fifty per cent of base salary at-target for an ELT member and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool • Tied to corporate, business unit and individual performance, with corporate performance given 80% weighting for the CEO and 70% weighting for an ELT member (see page 78) • Performance metrics can lead to payouts ranging from zero (for substandard performance) to no more than 200% (for exceptional performance)	Provides an annual cash award based on corporate, business unit and individual results
Medium-term incentive			
EPSUs	CEO 9 ELT 12.5	• Fifty per cent of base salary at-target for an ELT member and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool • Grant value is determined in the same way as the annual performance bonus, but the number of EPSUs that are awarded is determined by dividing the dollar value of the annual performance bonus by the higher of the share price at the beginning of the prior year or the end of the prior year (see page 80) • EPSUs vest at a rate of one-third every year over a period of just under three years and encourage the executives to drive shareholder value over the medium term (may be provided in cash to the CEO given his shareholdings)	Links a portion of the annual at-risk compensation to both the achievement of performance targets and shareholder return
Long-term incentive			
RSUs	CEO 67 ELT 50	• Consist of 50% time-vested RSUs and 50% performance-contingent RSUs (see page 81) • The size of grants to executives is differentiated based in part on their retention value and future potential and market benchmarking • RSUs cliff-vest in just under three years	Links a significant portion of the at-risk compensation to both the achievement of performance targets and shareholder return. Helps to promote retention of executives
Indirect compensation			
Benefits and perquisites		• A competitive executive benefits program, including comprehensive annual health assessments for the executives and their spouses • Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan	
Retirement benefits		• Registered defined benefit plan and Supplemental Retirement Arrangement (SRA) consistent with market practice. The SRA provisions are described on page 104 • In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees	

2020 approach to compensation

Base salary methodology

At TELUS, we set our salary range midpoints at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives' varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries for the ELT, while the Board approves the CEO's base salary based on the Compensation Committee's recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

- Annual performance bonus (cash)
- Medium-term incentives (EPSU awards)
- Long-term incentives (RSU awards)
  - Fifty per cent time-vested
  - Fifty per cent performance-contingent.

The following outlines our approach in determining and delivering these at-risk components.

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. This component of at-risk pay is calculated based on individual and corporate performance and, to better reflect affordability and our continued focus on funding strategic investments, on the size of the annual profit-sharing pool.

Annual performance bonuses for the entire TELUS team, including the CEO, are drawn from a collective profit-sharing pool based on EBIT. We selected EBIT as the measure for determining the size of the bonus pool because we believe it is a fair and accurate representation of TELUS' profit that team members can help to influence, and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization. EBIT is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is used by TELUS as a measure of profitability.

For 2020, the profit-sharing pool was set at 8.5 per cent of EBIT, providing a reduced payout that is more reflective of approximately 42 per cent of an ELT member's base salary (at target), versus 50 per cent, and approximately 50 per cent of the CEO's base salary (at target), versus 60 per cent.

Each executive's annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.



8.5% of 2020 EBIT × Executive's personal portion of profit-sharing pool × Corporate scorecard multiplier (minimum: 0 cap: 200) × Corporate weighting CEO: 80% ELT: 70% = Corporate performance payout

+

8.5% of 2020 EBIT × Executive's personal portion of profit-sharing pool × Business unit / individual multiplier (minimum: 0 cap: 200) × Business unit / individual weighting CEO[1]: 20% ELT: 30% = Business unit / individual performance payout

=

Annual performance bonus

1 The CEO's remaining 20% weighting reflects only individual performance.

To determine the annual performance bonus for each executive, we follow a four-step process:

- **Step 1**: Determine the size of the profit-sharing pool and each executive's personal portion of the pool
- **Step 2**: Assess corporate performance as measured by the corporate scorecard results
- **Step 3**: a) Assess business unit performance as measured by the business unit scorecard results
  - b) Assess individual performance as measured by the amazing people performance development (APPD) model and adjust each ELT member's business unit result to achieve the combined business unit/individual performance result
- **Step 4**: Calculate the annual performance bonus based on the above payout formula.

Step 1: Determine the size of the profit-sharing pool and each executive's personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool, which was 8.5 per cent of EBIT for 2020.

Each executive's personal portion of the 2020 profit-sharing pool is determined by the following formula:

Individual executive's target bonus ($)		**Sum of all employees' target bonuses[1] ($)**
Executive's 2020 base salary **X** performance bonus target %	÷	All employees' 2020 base salary **X** performance bonus target %

1 All employees includes executives.

Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS' corporate scorecard. This is determined after the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2020 metrics measured achievements in three areas: TELUS team, customers first, and profitable growth and efficiency. See pages 92 and 93 for details on the 2020 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:
- Selecting measurable and auditable performance metrics
- Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

- Stress-testing the current year's targets against the prior year's scorecard to determine year-over-year continuous improvement
- Ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the corporate scorecard
- Ensuring that all performance metrics are tied to the Company's strategic imperatives and corporate priorities.

During the year, results may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the Compensation Committee reviews and has approval authority on all adjustments proposed by management. For the 2020 performance year, this included the approval of the COVID-revised scorecard, as described in further detail on page 91.

Step 3a: Assess business unit performance as measured by the business unit scorecard results

Each ELT member is also evaluated against their business unit scorecard. These business unit scorecards measure the overall performance of the business unit and apply to all employees within the respective business unit.

The business unit goals are established annually and consist of a number of metrics across the same categories in our corporate scorecard – TELUS team, customers first, and profitable growth and efficiency, which collectively measure the health of the business unit and ultimately TELUS. The business unit scorecard measures our success in achieving not only our publicly communicated financial and operating targets, but also our internal business unit priorities.

The purpose of the business unit scorecard is to:
- Articulate and communicate the business unit strategy
- Align individual, organizational and cross-departmental initiatives to achieve common business unit goals
- Establish a common, consistent language and shared accountability
- Recognize levels of achievement against our strategy
- Drive effective strategic dialogue.

At TELUS, we believe all members of our team should benefit from our successes and share in the value they help create. Aligned with this pay-for-performance philosophy, the business unit scorecard results are used to calculate variable pay awards.

There are a large number of potential metrics that could be included in the business unit scorecard. The senior leadership team within each business unit selects metrics that are: readily quantifiable, easily generated by our information systems, auditable and of corporate relevance. The metrics also balance year-to-year consistency with the business units' annual priorities. In addition, team members should feel they are able to contribute towards accomplishing them. If there are too many metrics, the significance of each becomes diluted. The business unit scorecard is aligned with all of the business unit strategic imperatives.

The target-setting and adjustment process for the business unit component is consistent with the approach taken for the corporate component described in Step 2.

Step 3b: Assess individual performance as measured by the APPD model and adjust each ELT member's business unit result to achieve the combined business unit/individual performance result

As described on page 93, we have simplified the design of our individual performance assessment for the CEO and ELT for 2020. As a result, individual performance is now evaluated using our APPD model. APPD measures the executives' results against goals (*what* you do), values (*how* you do it) and other strategic considerations.

The individual performance of each ELT member is initially assessed by the CEO. The CEO then uses this evaluation to adjust each ELT member's business unit result in Step 3a to arrive at an overall business unit / individual performance payout.

The individual performance of the CEO is assessed by the Compensation Committee, with input from the Board that is collected by the Compensation Committee Chair and Meridian's formal CEO evaluation process. The Chair of the Compensation Committee invites Board members to provide their comments or observations in writing regarding the CEO's performance prior to the meeting of the Compensation Committee at which its members will assess the performance of the CEO.

Step 4: Calculate the annual performance bonus

In Step 4, the Compensation Committee reviews the CEO's assessment of each executive's performance, along with his recommendations on each ELT member's business unit / individual multiplier, and determines the annual performance bonus for each executive using the formula on page 78. The Compensation Committee, with input from the Board, assesses the personal performance of the CEO and his leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the related multiplier in the corporate balanced scorecard, recommends to the Board for approval the annual performance bonus of the CEO, based on the formula on page 78.

The relative weight that corporate, business unit and individual performance has in determining a team member's annual performance bonus depends on the individual's organizational level and ability to influence the Company's overall performance. In the case of the CEO, corporate performance is weighted at 80 per cent and individual performance is weighted at 20 per cent. For the ELT, corporate performance is weighted at 70 per cent and the combination of business unit and individual performance is weighted at 30 per cent. In addition to corporate, business unit and individual performance, the Board has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it sees fit.

Payouts on corporate and business unit performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. Each ELT member's individual performance is used to adjust their business unit results to arrive at an overall payout for business unit / individual performance. This approach ensures that the at-risk incentive pay reflects actual performance, and requires outstanding results to generate payouts exceeding the target award.

At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the PSU Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to share price performance. We achieve this by pegging the value of EPSUs to the value of the Company's shares (which further aligns the interests of executives with those of shareholders) and paying them out over approximately three years on a schedule under which one-third of the EPSUs vest each year.

We believe this medium-term incentive, targeted at 50 per cent (for the ELT) or 60 per cent (for the CEO) of annual base salary, is better aligned with shareholder interests relative to a cash payment. Deferring and linking this portion of executive compensation to share price performance also distinguishes us from other companies that target cash bonuses at 125 to 150 per cent of base salary for their CEO, and 75 to 100 per cent for other NEOs.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

$$\text{EPSU award} = \frac{\text{The dollar value of the annual performance bonus}}{\text{The higher of the share price at the beginning of the year or at year-end}^{[1]}}$$

1 Determined using the weighted average price of shares listed on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Any decline in the value of the shares of the Company over the performance year directly reduces the value of the executive's EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 114 for a description of the key terms of the PSU Plan.

The Compensation Committee approves EPSU awards to the ELT annually following its review of the CEO's assessment of each ELT member's performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

> According to our benchmarking, other companies target cash bonuses at 125 to 150 per cent of base salary for their CEO, and 75 to 100 per cent for other NEOs. At TELUS, our annual performance bonus paid in cash equals 60 per cent of the annual base salary for at-target performance for the CEO and 50 per cent of the annual base salary for at-target performance for the other NEOs. An equal amount is awarded in EPSUs, which provides further alignment with shareholder interests.

At-risk pay: Long-term incentives (RSUs)

Methodology

LTIs can be awarded in the form of RSUs and/or options granted under the RSU Plan and the Management Option Plan, respectively. However, we have not issued options since 2012 (with the exception of grants of options to non-executive employees pursuant to COVID-related 2020 recognition programs).

The key features of the LTIs are as follows:

- They are generally provided in the form of RSUs that typically cliff-vest in just under three years from the grant date
- The Compensation Committee (for the ELT) and the Board (for the CEO) approve a dollar value for the grants of RSUs. They are then converted into units based on the market value of the shares on the date of the grant, determined in accordance with the RSU Plan. See page 115 for details
- The size of these awards, which are usually determined at the beginning of the fiscal year in respect of the previous year's performance, is based on an executive's performance in the previous year and the executive's future potential, and is compared to market compensation information
  - The Compensation Committee takes into account grants made in the previous three years and the vesting schedule of such grants when determining new grants and the size of such grants
  - The Compensation Committee considers the number of unvested LTIs in place when assessing retention risk and as a comparator when granting future LTIs that are based on performance
- Since February 2014, half the value of the overall LTI award to executives has been in the form of performance-contingent RSUs and half has been in the form of time-vesting RSUs.

Performance-contingent incentives

The performance-contingent RSUs provide for a performance period of three years and cliff-vest at the end of the three-year performance period. Accordingly, for the performance-contingent RSUs granted in February 2021, and awarded in respect of 2020 performance, the three-year performance period is October 1, 2020 to September 30, 2023 for a payout (if warranted) in November 2023.

The two performance metrics are:

- Relative total shareholder return (TSR), weighted at 75 per cent, as compared to the incumbent telecom companies in the MSCI World Communication Services Index (MSCI Index), over a 36-month period
- Total customer connections (TCC), weighted at 25 per cent and measured annually over three equally weighted years.

Type of LTI	Performance metric	Weighting
Performance-contingent LTI	TCC	12.5%
	Relative TSR	37.5%
Time-vested LTI		50.0%

Relative total shareholder return

The Compensation Committee believes that relative TSR over a three-year period, as compared to the more than 20 incumbent telecoms in the MSCI Index, is an appropriate metric upon which to base the payout of an LTI, as it enhances the alignment of our executives' pay with shareholder interests. It is also consistent with prevalent and/or leading market practices and is a reliable and accurate measurement of our ability to create shareholder value in relation to other public companies, as we acknowledge that telecom investors have a choice as to where they want to invest.

Weighted at 75 per cent of the performance-contingent portion, payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent (if TELUS ranks at or above the 90th percentile). The following chart depicts the payout scale.



This performance scale is more challenging than market practice, which typically provides a 50 per cent payout for 25th percentile performance and a 200 per cent payout for 75th percentile performance.

Long-term incentives are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to performance.

Total customer connections

TCC is an internal, absolute metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications.

The Compensation Committee reviews this metric annually to determine whether the definition remains appropriate. Prior to the grant in respect of 2018, the metric was based on a three-year forecast established at grant. In 2019, we changed our methodology for calculating TCC for our performance-contingent RSUs to more closely align with our robust annual budgeting process and business strategies. As a result of the change, the metric is based on the average of three one-year targets, with targets established at the beginning of each one-year period and aligned with the annual corporate scorecard targets. The annual forecasts are based on the Board-approved annual target for total connections, risk-adjusted to reflect competitor activity, and approved by the Compensation Committee.

As previously mentioned, the new methodology was applied to all prior unvested grants for performance periods after 2018. This new methodology ensures that performance has a more meaningful connection to pay, as targets established at the beginning of each year are generally more suitable than forecasts made in prior years. For the grant in respect of 2018, performance was locked in based on actual performance to September 30, 2018 against pro-rated performance targets and performance period weightings.

Prior to the 2019 performance year, TCC includes residential voice subscribers, and wireless, internet and TELUS TV® connections, but excludes business voice subscribers, machine-to-machine, security and health revenue-generating unit (RGU) connections. For performance years beginning in 2019 or thereafter, TCC also captures certain connections from the corporate scorecard net additions index, including connected device connections and, as of 2020, security RGU connections.

While we disclosed the targets for this metric of our performance-contingent LTI program in 2014, we believe that continuing disclosure would enable our competitors to reverse-engineer our year-over-year targets and any changes in this regard, thereby providing insight into our strategic business plans that is not in the best interests of our shareholders and would seriously prejudice our Company in the intensely competitive market in which we operate. Both the Compensation Committee and the Board are confident that this year's customer connections threshold, target and stretch goals are set on a basis that requires significant effort and will be challenging to achieve.

The metric is weighted at 25 per cent of the performance-contingent portion, with payouts ranging from zero to 200 per cent. A minimum level of performance results in a payout of 50 per cent of target. At-target performance results in a payout of 100 per cent of target, and a maximum level of performance results in a payout of 200 per cent of target.

Payout calculation methodology

Upon vesting, the payout for each metric will be calculated using the following formula:

Number of share units at vesting
(including reinvested dividends)

X

Share price at the time of vesting

X

Performance multiplier for that metric

= Payout award

The following chart illustrates the payout award if an executive is granted an RSU award of $1 million, assuming a share price of $25 at the time of grant and a share price of $30 at vesting. The chart also assumes that the performance multiplier is 100 per cent for each of the two performance metrics. Figures do not include additional RSUs equivalent in value to the dividends paid on the shares, which would enhance the value of the award.

LTI component	Performance element	Grant value	Number of RSUs granted at $25	Vesting value with share price at $30[1]	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	20,000	20,000 x $30 = $600,000	Not applicable	$600,000
Performance-contingent RSUs	Relative TSR (75% weight)	$375,000	15,000	15,000 x $30 = $450,000	60th percentile ranking = 100% payout	$450,000
	TTC (25% weight)	$125,000	5,000	5,000 x $30 = $150,000	Assume on-target 100% payout	$150,000
Total		$1,000,000				$1,200,000

1 This figure is for the purpose of illustration only and is not a forward-looking statement, target or guidance.

Prior to making any payments with respect to performance-contingent RSUs, the Compensation Committee has discretion to make determinations regarding the performance level achieved and the resulting performance multiplier. In making such determinations, the Compensation Committee or the Board, as applicable, may take into consideration significant external challenges and opportunities faced by the Company that were not contemplated or reasonably expected at the time the RSU grant was approved and may increase or decrease the performance multiplier (subject to a maximum performance multiplier of 200 per cent) to reflect:

- Changes in the composition of companies in the MSCI Index
- Extraordinarily good or poor performance
- External factors affecting the Company's performance, such as significant changes in the telecom regulatory landscape in Canada, and/or
- Other reasons as the Compensation Committee or the Board, as applicable, shall determine at its discretion.

Assessing individual performance

Unlike most organizations, our LTI grants are tailored to both the market and the individual – an approach that we deem to be a leading practice and preferable to LTI grants based exclusively on market benchmarks.

Prior to 2020, an individual assessment was made using the personal value-add assessment model (PVAAM), which utilized a rating for four categories. In addition to the "what" and "how" that are measured using the APPD model (as described on page 93), PVAAM incorporated two additional elements:

- Value to achieving strategy / future potential
- Retention value, which took into account external market considerations.

By design, the new APPD model effectively measures in-year performance, but does not incorporate these important future-oriented

elements. On that basis, starting in the 2020 performance year, we are establishing LTI grant sizes for the CEO and ELT through our new talent summary approach, which focuses on both the individual executive's retention value, as well as their future potential.

In the **retention value** category, retention risk is assessed as high or very high based on the following considerations:

- Opportunities in the internal or external market, or how sought-after the skill set or experience of the executive is in the marketplace relative to their peers
- How easily replaceable the skill set or experience of the executive is in the marketplace relative to their peers
- How costly, directly and indirectly, it would be to replace the executive relative to their peers
- How readily available comparable opportunities are externally.

In the **future potential** category, an executive is assessed based on the Company's current professional development objective for the individual:

- **Grow and enrich**: Personalize learning and development for continued growth
- **Growth potential for progressive ELT role(s)**: Begin to increase responsibilities and augment portfolio
- **High potential and/or CEO potential**: Executive has high potential to take on significantly greater responsibility in the future, or is a potential CEO successor.

In alignment with our overall compensation philosophy that compensation should be both individual and market-based, the above two categories are used to determine the dollar value of any LTI awards granted to the CEO and ELT. The following framework is used for granting LTIs based on total direct compensation (base salary + annual performance bonus + EPSU awards + LTIs):

		Future potential		
		Grow and enrich	**Growth potential for progressive ELT role(s)**	**High potential and/or CEO potential (for ELT)**
Retention value	**Highest**	~Third quartile total direct compensation position	~75th percentile total direct compensation position	~Top quartile total direct compensation position
	High	~Second quartile total direct compensation position	~Third quartile total direct compensation position	~75th percentile total direct compensation position

For each position and performance category, LTI ranges are established based on target percentiles from our market benchmarking. With the support of our compensation consultants, the market percentiles are normalized to ensure that outliers do not have undue influence on the targeted percentiles. Actual LTI awards can range from an amount that would put the total direct compensation in the second quartile of the comparator group to an amount that would put it in the top quartile.

For the CEO, RSU grants require Board approval upon the recommendation of the Compensation Committee. For executives

other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs to be granted to each executive, and the Compensation Committee, after considering the CEO's recommendation, then recommends to the Board the total value of RSUs to be granted in the aggregate to all executives. The Compensation Committee approves individual grants to the ELT.

The aggregate dollar amount for the annual grants of RSUs to non-executive management is approved by the Compensation Committee, but the individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our compensation practices are robust and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee, however, retains the authority to reduce or supplement compensation determined by our practices in exceptional circumstances.

In assessing performance against the corporate scorecard in 2020, the Compensation Committee and the Board exercised discretion to adjust certain performance metrics in order to take into account changes in strategy, which occurred mid-year, and matters beyond those considered by the Compensation Committee at the time the original performance measures were approved. These discretionary adjustments are described in further detail on pages 91 and 93.

In addition, in the second quarter (Q2), the Compensation Committee re-evaluated and adjusted our corporate scorecard for the second to fourth quarters (Q2 to Q4) by establishing our COVID-revised scorecard, a streamlined scorecard which ensured better concentration and alignment to those goals and measures that would define the success of our organization in 2020.

Our final corporate scorecard result reflects a weighted blend of our Q1 scorecard (25 per cent weight) and our COVID-revised Q2 to Q4 scorecard (75 per cent weight). The result was a 2020 corporate scorecard multiplier of 1.05. For further details, see page 92.

Benchmarking

Highlights

- We select a Canadian comparator group composed of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels
- We also use a U.S.-based comparator group as a secondary reference point
- Benchmarking results are size-adjusted, when required, to the Company's revenues
- The list of companies in the comparator groups is reviewed and updated annually by the Compensation Committee.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes, with input from the executive compensation consultant and management. The comparator group is composed of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation levels, benchmarking results are size-adjusted, when required, to the Company's revenues using statistical analysis.

Typically, we consider an appropriate range for the size of companies included in our comparator groups to be companies with approximately one-third to three times TELUS' total revenues, depending on the availability of suitable industry comparators. All of the companies in our 2020 Canadian comparator group selected for benchmarking purposes are within or close to this range in relation to TELUS' annual revenue, except for Shopify, which had revenues below this range but was included in consideration of its high growth. Companies included in the 2020 Canadian comparator group had revenues ranging from $2.3 billion to $49.2 billion, with a median of $14.1 billion, compared to TELUS' revenue of $14.8 billion. All revenue amounts are trailing 12-month revenues at the time of the review.

As illustrated in the following graph, TELUS is positioned at the 52nd percentile on trailing 12-month revenues and at the 43rd percentile on market capitalization.



The comparator group selected for 2020 compensation benchmarking is listed in the table below and is generally consistent with the comparator group selected in 2019 with the following changes:

- **Additions**: Reflect enhanced focus on financials (BMO, CIBC), technology (Shopify), utilities (Fortis) and industrials (CP Rail)
- **Removals**: Reflect decreased commodities emphasis (Cenovus, Ovintiv, Teck) and size appropriateness (Finning).

These changes greatly improved the sector diversification within the group, reducing the representation of commodities from 41 per cent (seven of 17) to 22 per cent (four of 18).

Canadian comparator group used for benchmarking

BCE Inc. (telecommunications services and media)	Loblaw Companies Limited (food retail)
Bank of Montreal (diversified banks)	Nutrien Ltd. (fertilizers and agricultural chemicals)
Canadian Imperial Bank of Commerce (diversified banks)	Quebecor Inc. (telecommunications services and media)
Canadian National Railway Company (railways)	Rogers Communications Inc. (telecommunications services and media)
Canadian Pacific Railway (railways)	Shaw Communications Inc. (telecommunications services)
Canadian Tire Corporation, Limited (general merchandise)	Shopify Inc. (internet services)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	TC Energy Corp.[1] (oil and gas storage and transportation)
Fortis Inc. (electric utilities)	Thomson Reuters Corp. (publishing)

1   Formerly TransCanada Corporation.

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool available at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group. This group is not directly used for benchmarking, but serves as a source of secondary data in assessing executive compensation against market data.

As previously noted, we typically consider an appropriate range for the size of companies included in our comparator groups to be companies with approximately one-third to three times TELUS' total revenues, depending on the availability of suitable industry comparators.

All of the companies included in our 2020 U.S.-based comparator group are within this range. The companies included in the 2020 U.S.-based comparator group had revenues ranging from US$4.0 billion to US$45.0 billion (based on trailing 12-month revenues), with a median of US$12.2 billion. The comparator group for 2020 is listed in the table below and is identical to the comparator group selected in 2019, with the exception of the removal of Sprint, due to its merger with T-Mobile, and the removal of Frontier Communications, as it filed for Chapter 11 bankruptcy in April 2020.

U.S.-based comparator group used as secondary reference for benchmarking

CenturyLink Inc.	Qualcomm Inc.
DISH Network Corp	T-Mobile US, Inc.
Liberty Global Plc.	Telephone and Data Systems Inc.
Motorola Solutions Inc.	U.S. Cellular Corp.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS' compensation mix and total proposed compensation for its executives against the data from the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also considers and benchmarks the value of the other elements of an executive's total compensation, such as benefits, retirement programs and perquisites, against the data from the same Canadian comparator group.

Throughout the process, the Compensation Committee engages and receives expert advice from the independent executive compensation consultant, who conducts surveys and provides competitive data and market trends, and the Committee also considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors, such as internal equity and the strategic significance of each role, are used to determine the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive's performance.

2020 actual compensation paid to named executive officers

Darren Entwistle
President and CEO



As President and CEO, Darren is responsible for the Company's strategy and leading the development and execution of business and operating plans. He is committed to advancing TELUS' globally recognized culture, further embedding a customers first focus across the organization, and championing TELUS' social purpose. Darren began serving as President and CEO in 2000, which makes him the longest-serving CEO among global incumbent telecom companies.

Key 2020 results

- Progressed our track record of delivering impressive shareholder returns relative to our global peers. Since the end of 1999 through February 8, 2021, TELUS generated a total shareholder return of 600%, 327 percentage points higher than the return for the S&P/TSX Composite Index of 273% and dramatically overshadowing the MSCI World Communication Services Index return of 56% over the same period. Moreover, over the past one, three, five, 10 and 15 years, TELUS has surpassed the TSX return by 3%, 7%, 14%, 183% and 175%, respectively

- Established the strategy that culminated in TELUS International's initial public offering (IPO) and oversaw preparations for the IPO throughout 2020. With total aggregate proceeds of approximately $1.4 billion, the TELUS International IPO was the largest technology IPO in the history of the TSX and the fifth largest ever in the Canadian capital markets

- In 2020, the Company achieved industry-leading customer growth of 777,000 new subscribers, while achieving positive annual revenue and EBITDA growth, despite an unprecedented operating environment. In addition, TELUS continued its leadership in customer loyalty, with an industry-leading mobile phone churn rate of 0.95%. On an annual basis, 2020 marked the seventh consecutive year of postpaid churn below 1% – an industry-best achievement

- Returned more than $1.5 billion in dividends in 2020 through four quarterly dividend payments declared to individual shareholders, mutual fund owners, pensioners and institutional investors.

Compensation (as at December 31)

	2020 ($)	2019 ($)	2018 ($)
Base salary	1,031,250[1]	1,375,000	1,375,000
Annual performance bonus			
Cash	855,980	727,765	524,190
One-time EPSUs			145,608[2]
EPSUs			
Cash (in lieu of EPSUs)	855,980	727,765	504,419[3]
One-time EPSUs			140,116[2,3]
LTI – RSUs	12,000,000	9,250,000	9,000,000
Total direct compensation	**14,743,210**	**12,080,530**	**11,689,333**
Change from previous year	22%	3%	2%

2020 pay mix



- **7%** Base salary
- **6%** Performance bonus
- **6%** EPSUs
- **40.5%** Time-vested RSUs
- **40.5%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2020)	Total value	Multiple
7x base salary	384,503	$25.21	$9,693,321	7.0x

1 Darren's 2020 annual base salary was $1,375,000. The reduced amount in the above table reflects Darren's decision to forgo 25% of his 2020 base salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives.

2 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus (and Darren's EPSUs that are typically paid out in cash) should be paid out in MPSUs or EPSUs instead of cash to all management team members.

3 Relative to the annual performance bonus, the value of the EPSU award was reduced proportionately to the Company's share price decline during the 2018 performance year, as per the terms of the PSU Plan.

Doug French
EVP and CFO

Doug has over 30 years of financial management experience and is a skilled and trusted advisor to the TELUS leadership team. Doug leads a diverse team of professionals in the following areas: Financial Reporting and Analysis, Finance Operations, Treasury, Investor Relations, Risk Management, Revenue Assurance, Taxation, Pension Investment Management, Corporate Affairs, Corporate Development, Ventures, Legal Services, Real Estate and Sustainability. He was appointed a Fellow of the Chartered Professional Accountants of Ontario in 2017, and is a member of the International Accounting Standards Global Preparers Forum and the Prince's Accounting for Sustainability Project. Doug joined TELUS' predecessor company Clearnet Communications Inc. in 1996.



Key 2020 results

- Fuelled TELUS' financial health, as evidenced by our 0.2% Adjusted EBITDA growth in 2020, notwithstanding the intense economic and competitive pressures throughout the year; and supported TELUS' successful share split and driving greater shareholder value
- Supported the strengthening of TELUS' balance sheet through the successful $1.5 billion equity offering in February 2020, as well as the $1.5 billion raised through multiple debt financings and early redemption of two senior unsecured notes due in 2021
- Provided critical support for TELUS International's February 2021 IPO, and drove exceptional governance, financial reporting, Sarbanes-Oxley compliance, restructuring activities, tax initiatives, and Securities and Exchange Commission filings
- Contributed to TELUS being recognized by the Wall Street Journal, which ranked TELUS 29th overall in its Top 100 Most Sustainably Managed Companies in the World, and 15th in respect of social capitalism. TELUS is the only telecommunications company and one of only three Canadian companies named to this global list.

Compensation (as at December 31)

	2020 ($)	2019 ($)	2018 ($)
Base salary	637,500	618,750	600,000
Annual performance bonus			
Cash	285,866	234,348	154,610
One-time EPSUs			43,947[1]
EPSUs	285,866	234,348	193,557[2]
LTI – RSUs	2,800,000	2,400,000	2,200,000
Total direct compensation	4,009,232	3,487,446	3,197,114
Change from previous year	15%	9%	2%

2020 pay mix



84% at risk

- **16%** Base salary
- **7%** Performance bonus
- **7%** EPSUs
- **35%** Time-vested RSUs
- **35%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2020)	Total value	Multiple
3x base salary	104,577	$25.21	$2,636,386	4.1x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management professionals.

2 The number of EPSUs was calibrated based on the January 1, 2018 share price of $24.00 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

Eros Spadotto
EVP, Technology Strategy and Business Transformation

Eros has responsibility for TELUS' integrated network, information technologies and services strategy, with the objective to deliver transformational experiences and superior reliability for our customers. Eros has end-to-end accountability for our wireless and fixed broadband technologies, network spectrum strategy, application and service development, architecture, network and systems assurance, and supply chain management, while also leading our privacy, identity and security road maps and governance. Eros brings his passion for innovation and deep knowledge of the industry to this role to forecast local and global technology trends and drive industry-leading digital solutions for Canadians. Eros has been in senior leadership positions in the Canadian wireless industry for 23 years. During this time, he has provided vision, direction and thought leadership to a number of teams at the forefront of innovation. Eros joined predecessor company Clearnet Communications Inc. in 1995.



Key 2020 results

- Continued to earn independent recognition of TELUS' global network leadership from third-party international organizations, notably from U.S.-based Ookla as the fastest wireless network in Canada for the sixth consecutive year, as well as the best coverage award for the second straight year, and from U.K.-based Opensignal for achieving the fastest wireless download speeds in the world. TELUS has also earned numerous top achievements from U.S.-based J.D. Power and PCMag, as well as Canada-based Tutela

- Launched TELUS' first wave 5G network with superior network download speed peak at 1.7 Gbps, the first of its kind in North America. This included adding partners such as Ericsson, Nokia and Samsung, expanding our 5G service capabilities and device portfolio, and delivering 5G to 76 markets

- Successfully launched the first wave of modernized enterprise software to our customer experience agents, thereby enabling the decommissioning of legacy systems, eliminating reliance on third-party solutions, and improving customer experience. Using smart cloud-enabled technology, this new platform features case management functionality for all products and services across our consumer lines of business, including wireless, wireline and security. Built on TELUS' new standardized architecture within a DevOps structure, and designed for best-in-class availability and reliability, the new system will allow TELUS to achieve significant savings and speed to market over the next three years.

Compensation (as at December 31)

	2020 ($)	2019 ($)	2018 ($)
Base salary	625,000	625,000	607,292
Annual performance bonus			
Cash	264,472	227,726	158,846
One-time EPSUs			45,006[1]
EPSUs	264,472	227,726	203,852[2]
LTI – RSUs	2,000,000	2,000,000	2,000,000
Total direct compensation	**3,153,944**	**3,080,452**	**3,014,996**
Change from previous year	2%	2%	(7)%

2020 pay mix



80% at risk

- 20% Base salary
- 8% Performance bonus
- 8% EPSUs
- 32% Time-vested RSUs
- 32% Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2020)	Total value	Multiple
3x base salary	159,859	$25.21	$4,030,045	6.4x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management team members.

2 The number of EPSUs was calibrated based on the January 1, 2018 share price of $24.00 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

Tony Geheran
EVP and Chief Customer Officer

Tony leads Customer Service Excellence (CSE), a team dedicated to creating a friendlier future by enriching Canadians' lives through the power of technology and elevating the customer service experience.

CSE team members look after all aspects of the customer service journey for Mobility and Home Solutions, as well as the deployment of TELUS' PureFibre® network and digital strategy. The CSE team's responsibilities include contact centre operations, installation and assurance of home services, digital solutions, wireline network operations, and much more. Tony joined TELUS in 2001.



Key 2020 results

- Delivered innovative processes to keep team members and customers safe and ensure minimal disruption to TELUS' customers first promise during the COVID-19 pandemic, enabling 99% of domestic call centre agents to work from home within five days of the onset of the pandemic and implementing an industry-leading virtual technician support model for home installations and repairs
- Drove unprecedented traffic to TELUS' digital channels through enhanced self-serve capabilities that allowed Canadians to do business with TELUS when and how they wanted from the comfort of their home – enabling TELUS to deliver more than 50% of customer transactions through a self-serve manner
- Expanded TELUS' PureFibre footprint by adding 252,000 premises, bringing the overall number of homes and businesses with access to TELUS PureFibre to 2.5 million across 137 communities in B.C., Alberta and Quebec, as well as increasing the reach of TELUS PureFibre to 61 Indigenous communities in Canada.

Compensation (as at December 31)

	2020 ($)	2019 ($)	2018 ($)
Base salary	587,000	575,000	502,446
Annual performance bonus			
Cash	274,577	234,318	128,420
One-time EPSUs			36,330[1]
EPSUs	274,577	234,318	164,750[2]
LTI – RSUs	2,800,000	2,400,000	2,200,000
Total direct compensation	**3,936,654**	**3,443,636**	**3,031,946**
Change from previous year	14%	15%	19%

2020 pay mix



85% at risk

- **15%** Base salary
- **7%** Performance bonus
- **7%** EPSUs
- **35.5%** Time-vested RSUs
- **35.5%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2020)	Total value	Multiple
3x base salary	143,081	$25.21	$3,607,072	6.0x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management team members.

2 The number of EPSUs was calibrated based on the January 1, 2018 share price of $24.00 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

François Gratton
EVP, TELUS Health, TELUS Agriculture and TELUS Québec

François leads a global team responsible for some of the most innovative portfolios at TELUS, which, for 2020, included TELUS Health, TELUS Agriculture, Internet of Things (IoT), TELUS Enterprise Solutions, TELUS Partner Solutions and TELUS Québec. These growth-focused business units leverage everyday innovation and next-gen technology to enable better human, health and food outcomes to benefit future generations. François and his teams bring TELUS' social purpose to life, and deliver unmatched entertainment, internet and IT offers, as well as world-class network and mobility solutions. François joined predecessor company Emergis in 2002.



Key 2020 results

- Drove TELUS' growth strategy, vision and future success through several important strategic corporate development initiatives, including numerous acquisitions and venture investments in health, agriculture and IoT. In this regard, François led the launch of the new TELUS Agriculture business unit, providing better access to quality and safe food for all, which rapidly grew through eight acquisitions into a global leader with 1,200 team members in 10 countries supporting 6,600 customers in 50 countries

- Improved access to healthcare, drove exponential business growth and created Canada's leading virtual care provider during the pandemic. By tripling Akira by TELUS Health subscribers and acquiring EQ Care, TELUS now covers the lives of over two million employees and their families. To date, nearly 425,000 secure virtual visits have been conducted thanks to virtual care functionality integrated into our electronic medical records (EMR) platforms and available to 29,000 physicians nationally. TELUS also created a new mental health app for frontline healthcare workers, and empowered B.C. health authorities to remotely support high-risk and sick COVID-19 patients through our Home Health Monitoring solution

- Supported Canadian health, government/public sector and enterprise customers through bandwidth increases and contact centre solutions, in addition to telework offers that kept organizations operational and their employees safe during the pandemic. Within days, hundreds of TELUS Québec contact centre agents were empowered to work remotely; and hundreds more technicians deployed virtual installation and repair service capability. Despite these virtualized operations, TELUS Québec maintained its top likelihood-to-recommend ranking for an unprecedented five-plus years, and won the SQM award for highest North American customer satisfaction for a second time.

Compensation (as at December 31)

	2020 ($)	2019 ($)	2018 ($)
Base salary	587,500	556,250	500,000
Annual performance bonus			
Cash	252,314	206,677	127,076
One-time EPSUs			36,182[1]
EPSUs	252,314	206,677	163,258[2]
LTI – RSUs	2,200,000	2,000,000	1,800,000
Total direct compensation	**3,292,128**	**2,969,604**	**2,626,516**
Change from previous year	11%	13%	0%

2020 pay mix



82% at risk

- **18%** Base salary
- **8%** Performance bonus
- **8%** EPSUs
- **33%** Time-vested RSUs
- **33%** Performance-contingent RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2020)	Total value	Multiple
3x base salary	93,314	$25.21	$2,352,446	3.9x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management team members.

2 The number of EPSUs was calibrated based on the January 1, 2018 share price of $24.00 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

2020 actual compensation mix (percentage of total direct compensation)

Compensation element	Provided as	CEO[1]		Other NEOs	
		Target	2020 actual	Target	2020 actual
Base salary (fixed)	Cash	15%	7%	25%	17%
Performance bonus (at risk)	Cash	9%	6%	12.5%	8%
Medium-term incentive (at risk)	EPSUs	9%	6%	12.5%	8%
Long-term incentive (at risk)	RSUs	67%	81%	50%	67%

1   Darren was awarded a portion of his EPSUs in cash in light of his significant shareholdings.

2020 base salary compensation

The annual base salaries at year-end for the NEOs were as follows:

Name	2020 base salary at year-end ($)	2019 base salary at year-end ($)	% change
Darren Entwistle[1]	1,375,000	1,375,000	0
Doug French	650,000	625,000	4
Eros Spadotto	625,000	625,000	0
Tony Geheran	600,000	575,000	4
François Gratton	600,000	575,000	4

1   Aside from Darren's decision to forgo 25% of his salary for donation in 2020, Darren's salary has remained unchanged since 2012.

In 2020, select NEOs received base salary increases as a result of market movement outlined in Mercer's market benchmarking exercise. Consistent with the approach taken for the entire TELUS team, in response to COVID-19, we deferred our NEO salary increases by three months to a July 1 effective date.

The last increase to the CEO's salary was in 2012. For more details, see the *Summary compensation table* on page 102. Overall, the base salaries paid to the CEO and ELT were within a competitive range of the 50th percentile of the selected comparator group.

2020 actual at-risk compensation

2020 corporate performance metrics and results

Consistent with prior years, our 2020 performance scorecard was approved at the start of the performance year at our February Compensation Committee meeting. As the global pandemic unfolded, however, it became apparent that the environment in which we operate had been materially impacted as disclosed in Section 1.2 of the MD&A in the TELUS 2020 annual report. As a result, during the second quarter, we reviewed our 2020 priorities with a lens towards prioritization and

what matters most. Given the extraordinary circumstances, in May 2020 we revamped our approach by establishing our COVID-revised scorecard for measuring performance from Q2 through the end of Q4. This scorecard better reflected our new operating environment, and the architecture and targets were refined to best enable us to guide and assess the success of our organization within an evolving business and social landscape.

Consistent with our overall focus on simplification across the business, the COVID-revised scorecard is streamlined to ensure better concentration and alignment to those goals and measures that define the success of our organization as we navigate through the COVID-19 pandemic. These goals and measures are centered around our culture and brand, customer growth and sentiment, and cash flow. Underpinning these outcomes are transformation programs to elevate our brand reputation, increase digital interaction, leverage more virtual customer interaction, and further streamline operations to improve our cost structure and cash flow.

Our final corporate scorecard reflects a weighted blend of our Q1 scorecard (25 per cent weight) and the COVID-revised Q2 to Q4 scorecard (75 per cent weight), as outlined in the following tables:

2020 Q1 scorecard (25 per cent weight)

Metrics	Weight	Threshold (0.5x)	Target (1.0x)	Stretch (1.5x)	Stretch (2.0x)	Q1 Actual	Multiplier
		2020 corporate objectives				2020 Q1 results	
TELUS culture and brand (10%)							
Engagement	5%	85%	86%	87%	88%	n/a[1]	1.00
Enabling work driver question improvement[2]	5%	68%	70%	71%	72%	n/a[1]	1.00
Customers first (45%)							
Net client additions index[3]	15%	0.50	1.00	1.50	2.00	0.88	0.88
Customer satisfaction index[3]	20%	0.50	1.00	1.50	2.00	0.53	0.53
Social capitalism index[3]	5%	0.50	1.00	1.50	2.00	1.10	1.10
Digital adoption index[3]	5%	0.50	1.00	1.50	2.00	1.13	1.13
Profitable growth and efficiency (45%)							
Mobile network revenue performance index[3]	15%	0.50	1.00	1.50	2.00	1.00	1.00
Strategic growth index[3]	15%	0.50	1.00	1.50	2.00	0.70	0.70
Simple cash flow (Adjusted EBITDA less capex) ($M)[4,5]	15%	$801	$821	$841	$861	$823	1.03
Q1 multiplier							**0.86**

1 Results unavailable in Q1 and as such, payout is assumed at target.
2 Measure overall TELUS result for Pulsecheck question "The work processes we have in place allow me to be as productive as possible."
3 Internally developed indices representing a composite of various benchmarks and standards. The net client additions index measures our ability to attract and retain customers; the customer satisfaction index provides survey results per customer segment, and measures service indicators such as minutes of outages, video quality, security measures, and systems quality and availability measurement metrics; the social capitalism index measures TELUS' commitment to the community, our brand perception, and green metrics measuring our programs on greenhouse gas emissions; the digital adoption index measures digital adoption and customer effort reduction; the mobile network revenue performance index measures the competitiveness and performance of our wireless network segment; and the strategic growth index measures our growth and performance of emerging businesses. These internally developed indices are competitively sensitive and are not disclosed in detail.
4 Adjusted EBITDA is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. We report EBITDA because it is a key metric used to evaluate performance at a consolidated level and the contribution of our two segments. Adjusted EBITDA excludes items of an unusual nature that do not reflect our ongoing operations. For a definition and explanation, see Section 11.1 of the MD&A in the TELUS 2020 annual report.
5 For the purposes of the scorecard payout, Adjusted EBITDA was normalized to remove the impact of certain one-time and exogenous factors.

2020 Q2 to Q4 COVID-revised scorecard (75 per cent weight)

Metrics	Weight	Threshold (0.5x)	Target (1.0x)	Stretch (1.5x)	Stretch (2.0x)	Actual	Multiplier
		2020 corporate objectives				2020 Q2-Q4 results	
TELUS culture and brand (15%)							
Engagement	10%	85%	86%	87%	88%	87%	1.50
TELUS brand and reputation (households with kids)[1]	3.75%	38.3%	38.8%	39.3%	39.8%	38.8%	1.00
TELUS brand and reputation (TELUS customers)[1]	1.25%	48.5%	49.0%	49.5%	50.0%	50%	2.0
Customers first (50%)							
Net client additions index[2]	35%	0.50	1.00	1.50	2.00	1.46	1.46
Customer experience index[2]	15%	0.50	1.00	1.50	2.00	1.03	1.03
Profitable growth and efficiency (35%)							
Simple cash flow (Adjusted EBITDA less capex) ($M)[3,4]	35%	$2,943	$3,043	$3,163	$3,283	$2,975	0.66
Q2 to Q4 multiplier							**1.11**

1 As measured quarterly in the Brand Reputation Study (BRS).
2 Internally developed indices representing a composite of various benchmarks and standards. The net client additions index measures our ability to attract and retain customers; the customer experience index provides survey results per customer segment, and measures service indicators such as minutes of outages, video quality, security measures, and systems quality and availability measurement metrics. These internally developed indices are competitively sensitive and are not disclosed in detail.
3 Adjusted EBITDA is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. We report EBITDA because it is a key metric used to evaluate performance at a consolidated level and the contribution of our two segments. Adjusted EBITDA excludes items of an unusual nature that do not reflect our ongoing operations. For a definition and explanation, see Section 11.1 of the MD&A in the TELUS 2020 annual report.
4 For the purposes of the scorecard payout, Adjusted EBITDA was normalized to remove the impact of certain one-time and exogenous factors.

2020 blended scorecard results

	Weight	Multiplier
Q1	25%	0.86
Q2 to Q4	75%	1.11
Blended result		**1.05**

Achieving performance at target would result in an overall multiplier of 1.0 on the corporate scorecard. The normalized blended 2020 multiplier was 1.05, as indicated in the table above. This score reflected collective achievements in delivering positive results through our team member engagement and across our net client additions and brand and reputation among our customers.

It should be noted that if a result within an index is below threshold, the principle of not paying for a result below threshold is applied at the individual metric level within the index and not at the index level (which is a composite result). An individual metric contained within the index may not be disclosed due to the competitive nature of the metric and the harm its disclosure may cause to TELUS.

In addition to revising our scorecard in Q2 to reflect the unanticipated impact of the COVID-19 pandemic, the Compensation Committee decided it was appropriate to exclude negative and positive impacts of some events that could not have been anticipated when setting the targets or that resulted from in-year strategic decisions of senior management to achieve long-term benefits. Thus, as indicated above, certain results were normalized. This included a negative adjustment to both our simple cash flow metric, as well as to our EBIT for the purpose of calculating our performance bonus pool, to exclude the cash impact of the Canada Emergency Wage Subsidy (CEWS) that TELUS received. This adjustment ensured that the performance bonuses paid to TELUS team members did not reward them in any way for the Company's decision to accept CEWS. While the Compensation Committee approved the above normalizations, they did not make any discretionary adjustments to the final payout multiplier.

The underlying metrics that comprise the internally developed index metrics are largely operational in nature, and therefore highly competitively sensitive. In our view, detailed disclosure of these metrics would seriously prejudice our Company in the intensively competitive market in which we operate, as they contain information that would be valuable to our competitors regarding the Company's current and future financial, marketing and operating plans. We are relying on an exemption available under applicable securities laws from the requirement to disclose these metrics on the basis that their disclosure would seriously prejudice the Company's interests. It should be stressed that these metrics represent only 5.2 per cent of the CEO's 2020 total direct compensation and an average of 5.9 per cent of ELT total direct compensation.

TELUS has had a practice in place since 2009 whereby the chairs of the Audit Committee and Compensation Committee review the results on the corporate scorecard in advance of their respective quarterly meetings and facilitate a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. Any proposed adjustments to the corporate scorecard results for payout purposes are subject to this review. In approving the adjustments to the corporate scorecard results, the Compensation Committee followed an approach that reflected a reasonable assessment of the performance for 2020 and was balanced and fair to the employees, as the corporate scorecard results drive the annual performance bonus for all employees participating in the program.

At-risk pay – Darren Entwistle, President and CEO

Individual performance

In 2017, TELUS reviewed its individual performance assessment and set out to simplify the approach. This review was driven by:

1. The changing nature of our business, including a generational shift in TELUS' demographics to a younger workforce, which expects faster career growth, a compelling and flexible workplace, and a deep sense of purpose at work
2. Feedback from team members who felt that changes to TELUS' performance development approach could drive team member engagement and performance. Team members wanted a new approach that offered greater focus and provided real-time and dynamic coaching and feedback, as well as flexible goal-setting
3. A growing trend in the marketplace to simplify performance management practices.

As a result of this review, for the 2019 performance year, the broader TELUS team transitioned from the previous PVAAM to our new approach, the APPD model. Leveraging best practices, and through program co-creation with approximately 3,400 team members, we transformed the performance development experience by simplifying processes, amplifying coaching practices and enhancing team connection to TELUS' strategy.

Due to the sensitive and unique nature of senior leadership compensation, the CEO and ELT were not immediately transitioned to APPD. However, given the success of APPD for the broader TELUS team in 2019, and with extensive consultation with both our management and Board consultants, for 2020 we implemented APPD for the CEO and ELT individual performance assessments.

Performance by executive and performance metric is categorized as either building, strong or extraordinary, as outlined below:

	Building performance	Strong performance	Extraordinary performance
Goals (*what* you do)	Developing towards meeting expectations of the role and required metrics; continuing to focus on developing self (may include new role or level)	Consistently meets expectations of the role and all required metrics (in some assignments may exceed expectations); proactively develops self in role	Consistently exceeds expectations of the role and metrics; successfully develops self beyond the current role by delivering more than expected and achieving extraordinary results
Values (*how* you do it)	Demonstrates behaviours consistent with TELUS values in some situations, while still developing in others	Demonstrates behaviour consistent with all TELUS values in all situations and encourages others to do the same	Exemplifies the TELUS values and inspires others to do the same; is considered a role model to others
Other strategic considerations			

CEO individual performance is evaluated by the Compensation Committee and the Board using the above approach. See page 80 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on CEO performance.

ELT individual performance is evaluated by the CEO and Compensation Committee. The result is then used to adjust the business unit result up or down to arrive at an overall business unit / individual performance payout.

2020 payout

The Compensation Committee and the Board, when assessing Darren's personal performance in 2020, considered, in addition to the corporate results, his vision, performance against TELUS' leadership values, direction taken and decisiveness in:

- Leading TELUS through the COVID-19 pandemic and ensuring that our customers remained safe and experienced no impact on the quality of service provided to them
- Diversifying and building on TELUS' growth strategy and social purpose through the launch of:
  - TELUS Agriculture – Helping farmers and ranchers produce food for the world's ever-expanding population, TELUS Agriculture leverages our world-leading technology to create remarkable outcomes as we digitally transform, protect and improve the global food system
  - TELUS Pollinator Fund for Good™ – One of the largest corporate impact funds in the world which invests in for-profit, responsible and sustainable businesses with the boldest ideas to answer the biggest challenges facing our communities
- Supporting TELUS International's two significant acquisitions, including Competence Call Center in January 2020 and Lionbridge AI in December 2020, adding key capabilities and diversity to TELUS International's suite of next-generation digital solutions
- Establishing the strategy that culminated in TELUS International's IPO, as well as his effective oversight of the preparations for the IPO throughout 2020. With total aggregate proceeds of approximately

$1.4 billion, the TELUS International IPO was the largest technology IPO in the history of the TSX and the fifth largest ever in the Canadian capital markets
- Accelerating our fibre build in key areas and driving significant cost efficiencies, supporting enhanced and reliable connectivity, including a $100 million injection to accelerate our TELUS PureFibre build program in Calgary
- Connecting 76 markets with the enhanced speed and quality of our newly launched TELUS 5G network, a significant first step as TELUS continues to grow our 5G footprint into 2021 and beyond
- Responding effectively to the highly competitive landscape and delivering strong results in 2020, driven by both our wireless and wireline businesses:
  - Driving wireless leadership, including many industry-leading operating results, such as our postpaid churn rate of less than one per cent – an unparalleled accomplishment globally
  - Realizing strong wireline revenue growth driven by our diverse portfolio of data services solutions
- Delivering on our multi-year dividend growth model by returning more than $1.5 billion to our shareholders in 2020.

These achievements will underpin the Company's performance in 2021 and beyond.

Darren's annual performance bonus and EPSU award were each determined based on corporate performance against targets, taking into account his highly effective leadership. Applying the formula outlined on pages 78 and 80, this resulted in an annual performance bonus and EPSU award of $855,980 each, equal to 62 per cent of his annual base salary, in each instance against a target of 60 per cent. The value of the EPSU award was calculated using the following formula: the dollar value of the annual performance bonus divided by the higher of the volume-weighted average share price for the 15 trading days preceding the beginning of the year ($25.19) or preceding the end of the year ($25.48), multiplied by the latter share price ($25.48). See page 80 for details.

	Corporate scorecard multiplier (80% weight)	Individual performance multiplier (20% weight)	Bonus award as % of year-end base salary	EPSU award (paid in cash) as % of year-end base salary
CEO – At-target performance	1.00	1.00	60%	60%
CEO – Actual 2020 performance results	1.05	2.00	62%	62%

In consideration of Darren's significant shareholdings, the Compensation Committee recommended that the Board approve an all-cash payment in lieu of the EPSU award to Darren, and accordingly, no EPSUs were granted to him. The Board, upon the recommendation of the Compensation Committee, awarded to Darren a total cash payment of $1,711,960 (comprising his annual performance bonus and cash in lieu of the usual EPSU grant).

His aggregate annual performance bonus and EPSU award are two percentage points above target. Under our talent summary approach, the Board rated Darren's retention value and future potential in the highest categories for the CEO. Given the corporate performance in 2020 and Darren's exceptional leadership, as described above, the Board awarded Darren LTIs totalling $12 million, of which 50 per

cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria outlined on page 81.

In addition, the Compensation Committee compared Darren's compensation to that of the next highest paid NEO, and determined that it was not more than four times higher. The Compensation Committee believes that this ratio addresses the reasonableness of CEO pay and the general structure of our compensation program as a whole, and sets an appropriate level of pay for the next highest paid NEO. This ratio also aligns with our succession planning, as it helps ensure that a successor with sufficient scope and breadth of role and leadership acumen would be within the succession planning horizon.

At-risk pay – Doug French, Eros Spadotto, Tony Geheran and François Gratton

Business unit and individual performance

As indicated previously, 70 per cent of an ELT member's bonus and EPSU award is based on the corporate scorecard, while the combination of business unit scorecard and individual performance comprise the remaining 30 per cent.

Each business unit scorecard includes an extensive set of metrics aimed at capturing all of the business unit's significant objectives. While the metrics vary greatly from one business unit to the next, they all support the overall corporate objectives, as demonstrated by the adoption of the same performance areas as the corporate scorecard: TELUS team, customers first, and profitable growth and efficiency. The table below outlines some of the key metrics by performance area for each ELT member.

The targets for the specific business unit performance metrics are generally set so they are more challenging each year, in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board. Consistent with the approach for the corporate scorecard, the original business unit scorecards established at our February 2020 Board meeting were later adjusted and streamlined in the second quarter to reflect the impact of the pandemic.

		Business unit performance						
		TELUS team		**Customers first**		**Profitable growth and efficiency**		**Individual performance**
Name	**Business unit**	**Wt.[1]**	**Key metric**	**Wt.[1]**	**Key metrics**	**Wt.[1]**	**Key metrics**	
Doug French	Corporate Affairs and Finance	15%	• Engagement	35 to 40%	• GHG emission reduction • Enabling partnerships	45 to 50%	• Simple cash flow (Adjusted EBITDA[2] contribution less capex) ($M) • TELUS free cash flow[3]	CEO and Compensation Committee assessment of: • Goals • Values • Other strategic considerations
Eros Spadotto	Technology Strategy & Business Transformation	10%	• Engagement	60%	• Reliability and change management • Customer satisfaction index[4] • Security and data • Capability delivery and innovation	30%	• Adjusted EBITDA[2] contribution • Operating expense and capex efficiencies	
Tony Geheran	Customer Service Excellence	10%	• Engagement	45 to 50%	• Customer experience index[4] • Service promise index[4]	40 to 45%	• Installed RGU %[5] • Adjusted EBITDA[2] contribution	
François Gratton	Business Solutions, TELUS Québec, Partner Solutions, Acquired businesses	10 to 15%	• Engagement	35 to 55%	• Likelihood to recommend • Adoption	30 to 55%	• Revenue • Adjusted EBITDA[2] contribution	

1 Category weightings can reflect ranges due to slight weighting differences between the Q1 and Q2 to Q4 business unit scorecards, and in the case of François, slight differences in weightings across his various business unit scorecards.
2 Adjusted EBITDA is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. We report EBITDA because it is a key metric used to evaluate performance at a consolidated level and the contribution of our two segments. Adjusted EBITDA excludes items of an unusual nature that do not reflect our ongoing operations. For a definition and explanation, see Section 11.1 of the MD&A in the TELUS 2020 annual report. For the purposes of the business unit scorecard payout, Adjusted EBITDA is also normalized by excluding real estate gains and various other non-controllable items.
3 Free cash flow is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. For a definition and explanation, see Section 11.1 of the MD&A in the TELUS 2020 annual report.
4 Internally developed indices representing a composite of various benchmarks and standards, measuring our targeted areas of performance. These indices are competitively sensitive and are not disclosed in detail.
5 Business unit driven loading of revenue generating units (RGUs).

Once business unit performance is assessed, the CEO and Compensation Committee evaluate each ELT member's individual performance. Consistent with the approach for the CEO, ELT individual performance is measured by our APPD model, and reflects each ELT member's results against:
• Goals (*what* you do)
• Values (*how* you do it)
• Other strategic considerations.

The CEO and Compensation Committee use this evaluation to adjust the business unit result up or down to arrive at an overall business unit / individual performance payout.

2020 payouts

Each executive's annual performance bonus and EPSU award were determined by applying the formulas outlined on pages 79 and 80. Based on corporate performance against targets, as measured by the corporate scorecard, and effective personal performance and leadership, the Compensation Committee approved annual performance bonuses and EPSU awards as outlined below. The average annual performance bonus for the ELT was 44 per cent of their base salaries, compared to at-target performance of 50 per cent.

Using the new talent summary assessment, the CEO, with the approval of the Compensation Committee, rated each ELT member's retention value and future potential. As a result, the Compensation Committee awarded LTIs (based on performance) that ranged from $2.0 million to $2.8 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria outlined on page 81. This resulted in the compensation set out below.

	Doug French EVP and CFO	Eros Spadotto EVP, Technology Strategy and Business Transformation	Tony Geheran EVP and Chief Customer Officer	François Gratton EVP, TELUS Health, TELUS Agriculture and TELUS Québec
Corporate performance (weighting)	70%	70%	70%	70%
Corporate performance multiplier	1.05	1.05	1.05	1.05
Business unit/individual performance (weighting)	30%	30%	30%	30%
Business unit/individual performance multiplier	1.10	0.90	1.05	0.95
Performance bonus award	$285,866	$264,472	$274,577	$252,314
As a percentage of base salary (target)	50%	50%	50%	50%
As a percentage of base salary (actual)	45%	42%	46%	43%
Executive performance share units award	$285,866	$264,472	$274,577	$252,314
As a percentage of base salary (target)	50%	50%	50%	50%
As a percentage of base salary (actual)	45%	42%	46%	43%
Talent summary outcome	~Third quartile TDC[1] position	~Second quartile TDC[1] position	~75th percentile TDC[1] position	~Third quartile TDC[1] position
Long-term incentives[2]	$2,800,000	$2,000,000	$2,800,000	$2,200,000
Percentage of total direct compensation related to internally developed indices in the corporate scorecard[3]	5.6%	6.6%	5.5%	8.6%

1 Total direct compensation (TDC) includes base salary, annual performance bonus, EPSU awards and long-term incentives.
2 Fifty per cent of these awards were in time-vesting RSUs and 50% were in performance-contingent RSUs.
3 Internally developed indices reflect approximately 56% of the blended 2020 corporate scorecard.

Performance graph and NEO compensation

The graph below compares our share performance to the Canadian stock market (S&P/TSX Composite Index) and total compensation awarded to our CEO and NEOs for the past five years ending December 31, 2020. We note that in past information circulars, we also presented the MSCI World Telecom Services Index (composed of securities classified in the telecommunications sector across 23 developed market countries). However, the index was recently broadened to include an expanded definition of communication companies, including large technology giants, greatly diminishing its relevance as a comparator group for shorter time periods.

For comparison purposes, we have assumed:

- $100 initial investment in TELUS shares and market indexes at December 31, 2015, with dividends reinvested over the period
- TELUS CEO and NEO total compensation reflects amounts in the *Summary compensation table*.

From 2015 to 2020, TELUS' total shareholder return was **65%** while the S&P/TSX Composite Index was **56%.** Over that same period, TELUS' CEO compensation rose by **22%[1].**



	2015	2016	2017	2018	2019	2020
TELUS shares	$100	$117	$136	$135	$157	$165
S&P/TSX Composite Index	$100	$121	$132	$120	$148	$156
CEO total direct compensation	$12,102,078	$12,231,966	$11,416,130	$11,689,333	$12,080,530	$14,743,210
NEO total direct compensation[2]	$23,328,476	$25,697,937	$26,387,473	$22,160,438	$25,061,668	$29,135,168

1 Aside from Darren's voluntary forfeiture of 25% of his salary for donation in 2020, Darren's salary has remained unchanged since 2012. For six consecutive years, from 2010 to 2015 inclusive, Darren chose to receive payment of his base salary net of taxes and withholdings in TELUS shares.

2 Includes the CEO, the CFO and the next three highest paid NEOs as disclosed in each year's information circular.

As shown in the graphs above and on pages 98 and 99, TELUS shares have strongly outperformed the S&P/TSX Composite Index. The **five-year** TELUS total shareholder return from December 31, 2015 to December 31, 2020 was 65 per cent, in contrast to the S&P/TSX Composite Index return of 56 per cent, while CEO total direct compensation increased by 22 per cent, and top five NEO total direct compensation increased by 25 per cent over the same period.

TELUS total shareholder return performance to February 8, 2021

The following graphs compare the yearly change in the cumulative total shareholder return on TELUS shares to the cumulative total return for the S&P/TSX Composite Index. The graphs show changes assuming an initial investment of $100 at the start of the period and the reinvestment of dividends. We have adjusted for the two-for-one split of TELUS shares that took effect on April 16, 2013 and March 17, 2020.

1+ year performance



TELUS total shareholder return versus stock market
December 31, 2019 to February 8, 2021

3+ year performance



TELUS total shareholder return versus stock market
December 31, 2017 to February 8, 2021

5+ year performance



TELUS total shareholder return versus stock market
December 31, 2015 to February 8, 2021

10+ year performance



TELUS total shareholder return versus stock market
December 31, 2010 to February 8, 2021
— TELUS — TSX

15+ year performance



TELUS total shareholder return versus stock market
December 31, 2005 to February 8, 2021
— TELUS — TSX

20+ year performance



TELUS total shareholder return versus stock market
December 31, 2000 to February 8, 2021
— TELUS — TSX

Performance since December 1999



TELUS total shareholder return versus stock market and peers
December 31, 1999 to February 8, 2021
— TELUS — TSX — MSCI[1]

1 In November 2018, the MSCI Telecommunication Services Index was broadened and renamed as the MSCI Communication Services Index. The index now captures an expanded definition of communications companies, including mega-cap stocks such as Facebook, Google and Disney.

Against the top telcos in each country that are part of the MSCI World Communication Services Index (formerly the MSCI Telecommunication Services Index), since 2000 TELUS has averaged 79 percentage points higher than the second place peer.

	TELUS' world ranking versus all incumbent telcos	Percentage points ahead of number 2 peer
2000 to 2004	1	+15
2000 to 2005	1	+56
2000 to 2006	1	+60
2000 to 2007	1	+10
2000 to 2008	1	+30
2000 to 2009	3	–
2000 to 2010	1	+18
2000 to 2011	1	+33
2000 to 2012	1	+64
2000 to 2013	1	+83
2000 to 2014	1	+43
2000 to 2015	2	–
2000 to 2016	1	+1
2000 to 2017	1	+97
2000 to 2018	1	+118
2000 to 2019	1	+132
2000 to 2020	1	+169
2000 to Jan. 31, 2021	1	+190
2000 to Feb. 8, 2021	1	+217

Clawback policy

Since January 1, 2013, the Company has had a clawback policy that allows it to recover or cancel certain incentives or deferred compensation to executive officers in circumstances where:

1. There has been a material misrepresentation or material error resulting in the restatement of the Company's financial statements
2. An executive would have received less incentive compensation based on the restated financials, and
3. The executive's misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements.

In the circumstances described above, the Board may cancel, or require the executive to repay to the Company, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

• The annual performance bonus
• Unvested options, RSUs and EPSUs
• Vested but unexercised options
• Any monetary payments and shares received from the exercise of options or redemption of EPSUs and RSUs.

The Board may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite provincial securities commissions.

Of note, the Company has not had to claw back any compensation pursuant to this policy since it was put in place and did not previously encounter a situation in which a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

Our executive share ownership requirement has been in place for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of shares based on targets varying by position. This is a more stringent requirement than prevalent market practice since TELUS does not include options, EPSUs or RSUs when determining if the target has been met. In our view, an executive purchasing shares with their own funds more clearly demonstrates their commitment to the Company and its future success.

	Share (excluding options, EPSUs and RSUs) ownership guidelines
CEO	7x annual base salary, to be attained in five years
ELT	3x annual base salary, to be attained in five years

An executive must meet the requirement within five years of hire or promotion. We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such shares until the requirement is met.

Furthermore, upon retirement, an executive must continue to hold a number of shares equal to the share ownership requirement for one year following retirement.

To further enhance the alignment of compensation with shareholders' interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets.

	Share (excluding options, EPSUs, MPSUs and RSUs) ownership guidelines
Senior vice-presidents	75% of base salary, to be attained in four years
Vice-presidents	50% of base salary, to be attained in four years
Directors	25% of base salary, to be attained in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term RSUs called management performance share units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate, business unit and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. Thus, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent).

MPSUs are awarded under the PSU Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction as a result of any decline in share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are met.

Executive shareholdings and total equity summary

The following table lists the number and value of shares and total equity (shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2020. It also shows total shareholdings as a multiple of the individual's annual base salary at year-end relative to the share ownership guidelines described previously.

Name	Total shares[1]	Value of shares[2] ($)	Total EPSUs/ RSUs[1]	Value of EPSUs/ RSUs[2] ($)	Total equity (shares/ EPSUs/ RSUs)[1]	Value of total equity[2]	Base salary at year-end ($)	Value of total equity as a multiple of base salary	Value of shareholdings[3] as a multiple of base salary
Darren Entwistle	384,503	$9,693,321	780,215	$19,669,220	1,164,718	$29,362,541	$1,375,000	21.4	7.0
Doug French	104,577	$2,636,386	205,334	$5,176,470	309,911	$7,812,856	$650,000	12.0	4.1
Eros Spadotto	159,859	$4,030,045	180,137	$4,541,254	339,996	$8,571,299	$625,000	13.7	6.4
Tony Geheran	143,081	$3,607,072	204,722	$5,161,042	347,803	$8,768,114	$600,000	14.6	6.0
François Gratton	93,314	$2,352,446	175,147	$4,415,456	268,461	$6,767,902	$600,000	11.3	3.9

1 Excludes any shares that were acquired by an executive in 2021 in payment of EPSUs that vested in 2020.
2 On December 31, 2020, the closing share price on the TSX was $25.21.
3 Excludes RSUs and EPSUs, per TELUS' stringent requirements.

The share ownership requirement was met by all NEOs in 2020.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company's success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee



Mary Jo Haddad (Chair)

Ray Chan

Kathy Kinloch

John Manley

Marc Parent

Executive compensation summary

Summary compensation table

($)	Year	Salary	Share-based awards[1]	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compen-sation[2,3]	Total compen-sation
					Annual incentive plans	Long-term incentive plans			
Darren Entwistle President and Chief Executive Officer (CEO)	2020	1,031,250[4]	12,855,980[5]	–	855,980	–	1,167,000	126,763	**16,036,973**
	2019	1,375,000	9,977,765[5]	–	727,765	–	711,000	129,334	**12,920,864**
	2018	1,375,000	9,644,535[5]	–	669,798	–	742,000	131,883	**12,563,216**
Doug French Executive Vice-President (EVP) and Chief Financial Officer (CFO)	2020	637,500	3,085,866	–	285,866	–	282,000	14,173	**4,305,405**
	2019	618,750	2,634,348	–	234,348	–	345,000	8,658	**3,841,104**
	2018	600,000	2,398,557	–	198,557	–	159,000	7,706	**3,363,820**
Eros Spadotto EVP, Technology Strategy and Business Transformation	2020	625,000	2,264,472	–	264,472	–	41,000	19,010	**3,213,954**
	2019	625,000	2,227,726	–	227,726	–	535,000	20,487	**3,635,939**
	2018	607,292	2,203,852	–	203,852	–	205,000	20,765	**3,240,761**
Tony Geheran EVP and Chief Customer Officer	2020	587,500	3,074,577	–	274,577	–	373,000	16,763	**4,326,417**
	2019	575,000	2,634,318	–	234,318	–	944,000[6]	17,422	**4,405,058**
	2018	502,446	2,364,750	–	164,750	–	442,000	15,429	**3,489,375**
François Gratton EVP, TELUS Health, TELUS Agriculture and TELUS Québec	2020	587,500	2,452,314	–	252,314	–	425,000	17,514	**3,734,642**
	2019	556,250	2,206,677	–	206,677	–	949,000[6]	18,205	**3,936,809**
	2018	500,000	1,963,258	–	163,258	–	120,000	17,799	**2,764,315**

1 The value of share-based awards (executive performance stock units or EPSUs, as well as restricted share units or RSUs) is based on the executive's performance. Therefore, the awards for a particular year are granted at the beginning of the following year. The grants were awarded by the Human Resources and Compensation Committee (Compensation Committee) and the Board in dollar amounts. For 2020, the dollar amounts for the RSUs and EPSUs were established by the Board on February 9, 2021, and the units were granted on February 26, 2021. These amounts were converted into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever was higher. The EPSUs granted on February 26, 2021 were valued at $25.48, which matched the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding February 26, 2021. These RSUs were valued at $25.80. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the relative total shareholder return (TSR) performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

2 Perquisites for all named executive officers (NEOs), except Darren, totalled less than $50,000. In the case of Darren, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $35,000, and an annual flexible perquisite amount.

3 Amounts shown represent employer contributions under the Employee Share Purchase Plan and telecommunications concessions (the grossed-up amounts for applicable taxes are included in the amounts disclosed) plus perquisites for Darren.

4 Darren's 2020 annual base salary was $1,375,000. The reduced amount in the above table reflects Darren's decision to forgo 25 per cent of his 2020 base salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives.

5 Amounts for Darren include the EPSU grants that were awarded in cash.

6 Tony and François experienced large compensatory changes in pension value in 2019 of $944,000 and $949,000, respectively. For the 2019 year, both Tony and François received higher than previously assumed salaries. As the TELUS defined benefit pension plan provides annual pension benefits based on members' earnings at retirement, the impact of this changes the projected final average earnings from the previous year's estimates.

Incentive plan awards

As at December 31, 2020, none of our NEOs had any option awards outstanding. The following table summarizes all share-based awards outstanding at the end of December 31, 2020. None of the NEOs have held options since 2014.

| Name | Share-based awards[1] | | |
	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested[2] ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Darren Entwistle	780,215	19,669,220	–
Doug French	205,334	5,176,470	–
Eros Spadotto	180,137	4,541,254	–
Tony Geheran	204,722	5,161,042	–
François Gratton	175,147	4,415,456	–

1 Includes reinvested dividends or dividend equivalents.
2 The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested on December 31, 2020. The number is based on a closing share price on the TSX of $25.21 on December 31, 2020.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2020 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 114 to 116.

Name	Share-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Darren Entwistle	13,555,512	855,980
Doug French	3,550,360	285,866
Eros Spadotto	3,708,505	264,472
Tony Geheran	2,981,154	274,577
François Gratton	2,845,318	252,314

1 The amounts reflect the final third of EPSUs granted in 2018 that vested on November 15, 2020 at a price of $24.65, and the second third of EPSUs granted in 2019 and the first third of EPSUs granted in 2020 that both vested on November 20, 2020 at a price of $24.73; and the RSUs and the second third of management performance share units (MPSUs) granted in 2019 that vested on November 20, 2020 at a price of $24.73.

Payout calculation of RSUs for NEOs that vested in 2020 (granted in February 2018)

In 2020, performance-contingent RSUs, which were originally granted in February 2018 in respect of 2017 performance, vested. The results that were achieved and the resulting payout factors are provided in the table below.

Metric	Result (as of September 30, 2020)	Payout factor
Relative total shareholder return (TSR) (75% weight)	TELUS ranked at the 78th percentile against the incumbent telecom companies in the MSCI World Communication Services Index	160%
Total customer connections[1] (TCC) (25% weight)	TELUS' TCC was composed of: • Legacy 2018 performance (33%): 142% payout factor • 2019 performance (33%): 68% payout factor • 2020 performance (33%): 142% payout factor	117%
Overall payout factor		149.3%

1 Prior to the 2019 performance year, TCC includes residential voice subscribers, and wireless, internet and TELUS TV connections, but excludes business voice subscribers, machine-to-machine, security and health revenue-generating unit (RGU) connections. For the 2019 performance year and thereafter, TCC also captures certain connections from the corporate scorecard net additions index, including connected device connections, and as of 2020, security RGU connections.

Benefits and perquisites

As mentioned on page 77, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. We also offer executives (and all employees) the opportunity to purchase TELUS shares through regular payroll deductions, with a Company match of 35 per cent for executives to a maximum of six per cent of base salary under the Employee Share Purchase Plan. To the extent required, costs for the NEOs have been included in the *Summary compensation table* on page 102.

The use of perquisites is limited for our executives. We have a number of policies regarding the use of perquisites that are regularly reviewed by the Compensation Committee to ensure they remain appropriate. Some of the perquisites that are provided to executives include: an executive health plan, a flexible perquisite account intended to cover financial and retirement counselling, clothing and other items, a vehicle allowance and telecom benefits for the executive's home (for work and personal use).

TELUS pension plans

TELUS retirement plan benefits

The NEOs participate in the Company's defined benefit retirement program. The retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements the pension benefits of the registered plan by providing a total benefit at retirement determined as two per cent of a person's highest consecutive three years' average pensionable remuneration times the total number of years of credited service subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration for the NEOs under the SRA is equal to base salary plus the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO's base salary. As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered Company pension plans and the SRA are payable for a member's lifetime, with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member's service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member's age is less than 65.

Some NEOs also have entitlements in a registered defined contribution pension plan and a non-registered defined contribution plan.

The following tables set out information about the NEOs regarding their retirement benefit.

Defined benefit plans

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end (c1)	At age 65 (c2)				
Darren Entwistle	25 years and 6 months	1,365,000	1,722,000	22,670,000	1,167,000	4,995,000	28,832,000
Doug French	19 years	358,000	570,000	5,120,000	282,000	1,451,000	6,853,000
Eros Spadotto	25 years and 2 months	525,000	651,000	9,400,000	41,000	2,176,000	11,617,000
Tony Geheran	19 years and 3 months	384,000	522,000	6,276,000	373,000	1,820,000	8,469,000
François Gratton	19 years	304,000	595,000	6,095,000	425,000	1,238,000	7,758,000

Defined contribution plans

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
(a)	(b)	(c)	(d)
Doug French	655,000	0	729,000
François Gratton	258,000	0	255,000

Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. The employment agreements with Darren and Eros provide for the accrual of two years of credited service under the SRA for each full year of employment, in the time periods noted on page 108. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement or determining the reduction on early retirement and is not used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2020 is included in column (b) in the *Defined benefit plans* table on page 104.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Eros, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. Effective January 1, 2017, Doug became a member of the SRA and his period of past service with TELUS was recognized under the SRA. Tony and François became members of the SRA effective January 1, 2016, and their periods of past service with TELUS were also recognized under the SRA.

These past service periods are included in column (b) in the *Defined benefit plans* table on page 104.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 15 – Employee future benefits of the 2020 consolidated financial statements. Mortality rates after retirement are assumed to follow the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises three parts:
- The interest on the accrued benefit obligation
- The change in accrued obligation due to the change in assumptions, plus
- The employee contributions for the year.

Annual benefits payable

In the *Defined benefit plans* table on page 104, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2020

Remuneration ($)	Years of service				
	10	15	20	25	30
500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

- The compensation covered by the SRA for each of the participating NEOs is based on their respective salary shown in the *Summary compensation table* plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary.
- The benefits under the registered pension plans and the SRA are payable for a member's lifetime, with a 60 per cent benefit payable to the surviving spouse.
- On retirement prior to age 65 with less than 15 years' service, the pension will be reduced.
- The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

Employment agreements

TELUS has employment agreements for an indefinite term with each of the NEOs. Other than compensation, the agreements set out the following key provisions (as at December 31, 2020).

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company with just cause, termination by the Company without just cause, retirement of the executive, or disability or death of the executive.

The following table summarizes the treatment of the components of our executive compensation program for the NEOs under each of the termination scenarios and a change of control, and where applicable, the incremental payment or benefit. The entitlements are set out in each NEO's employment agreement and/or the terms of the Performance Share Unit Plan and Restricted Share Unit Plan.

	Annual cash (severance)		Medium-term incentives	Long-term incentives	
	Base salary	Bonus	EPSUs and MPSUs	RSUs[1]	Benefits and continued pension accrual
Resignation	Salary ceases[2]	Forfeited	Vested EPSUs and MPSUs are paid within 60 days; unvested EPSUs or MPSUs are forfeited immediately	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination with just cause	Salary ceases	Forfeited	Vested and unvested EPSUs and MPSUs are forfeited immediately	Vested and unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination without just cause	Entitled to 18 months of salary (three months for CEO) payable within 30 days of termination	Entitled to 50 per cent of base salary for 18 months in lieu of annual performance bonus (60 per cent of base salary for three months for CEO), payable within 30 days of termination	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits provided for 18 months (three months for CEO)[4]. Continued accrual of pensionable service other than under registered pension plans
Retirement	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of retirement (50 per cent of base salary; 60 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[5]
Disability	Entitled to base salary for 18 months (24 months for CEO) plus any performance bonus that would have become payable during that period, subject to proration for any period in which disability or other employment income is received		Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[6]
Death	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of death (50 per cent of base salary; 60 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; payout at 100 per cent of target for performance-contingent RSUs[3]	Benefits and pension accrual cease[7]
Change of control[8]	Salary ceases	Forfeited	Unvested EPSUs vest immediately	Unvested RSUs vest immediately	Benefits and pension accrual cease

1 Only RSUs are listed under long-term incentives (LTIs), as there are currently no options issued and outstanding to any employees.
2 An executive is required to give TELUS three months prior notice of resignation. TELUS may terminate employment before the expiry of the notice period, in which case the executive is entitled to base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period.
3 If termination without just cause (for EPSUs and MPSUs only), retirement, disability or death occurs on or after the last day of the year, the executive is entitled to an amount in respect of RSUs, EPSUs and MPSUs for that year.
4 Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and their family, and use of a leased vehicle (monthly car allowance for CEO).
5 The executive would be entitled to retirement benefits, if any, in accordance with the terms of their pension arrangements and any other policies or programs at TELUS that are applicable to the executive as a retired employee in effect at the time of their retirement.
6 The executive would be entitled to disability benefits, if any, in accordance with the policies or programs at TELUS that are applicable to the executive in effect at the date of their termination by reason of disability.
7 The executive's estate is entitled to any benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.
8 No incremental amount is payable solely on a change of control. The employment agreements of the NEOs do not contain any change of control provisions, except for Darren's agreement, which contains a double-trigger change of control provision entitling him to 24 months' severance and two times an amount equal to the cash portion of his annual performance bonus target if his employment is terminated without cause or he elects to resign on or before a date that is two years after the date of a change of control. Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without just cause within two years following a change of control (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent).

Change of control

The Management Option Plan, RSU Plan and PSU Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. A change of control is defined in those plans as follows:

- Any person or persons acting in concert acquire more than 50 per cent of the value of TELUS' consolidated assets
- A formal take-over bid is made for TELUS shares
- Any person or persons acting in concert acquire more than 35 per cent of TELUS shares
- Any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction resulting in TELUS shareholders prior to the transaction collectively holding less than 50 per cent of the voting securities of the continuing entity, or
- In connection with any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction, the Board passes a resolution confirming that a change of control has occurred.

Confidentiality and non-compete

Each NEO's employment agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for Darren's agreement, which contains a two-year non-competition restriction after termination.

In 2020, as part of an initiative to modernize and standardize the terms of executive employment agreements, the agreements for Darren, Doug, François and Tony were amended to, among other things, ensure well-defined restricted competitors within the non-compete periods. Given that Eros' most recent executive employment agreement was signed in 2005, he entered into a new modernized agreement with updated provisions including non-compete and non-solicitation obligations, dispute resolution, and termination of employment provisions.

The payments and benefits described in the table on page 107 are subject to each NEO's compliance with the post-employment obligations in each of their executive employment agreements including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in any entitlement of the NEO to compensation that has not yet been paid or provided under their executive employment agreement being immediately terminated except and only to the extent that compensation is owing under the Canada Labour Code.

Additional pensionable service

As at December 31, 2020, the employment agreements with Darren and Eros provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional years of service cannot be counted for the purpose of qualifying for early, unreduced retirement benefits and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 105, the Company implemented a mechanism to migrate Eros from his previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named executive officer	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011
Eros Spadotto	January 1, 2008 to January 1, 2013

Calculation of termination benefits

In accordance with the compensation treatment under the various termination events outlined on the prior page, the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2020 (and based on a closing share price $25.21). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed in the following table.

| ($) | Annual cash | | Medium-term incentives | Long-term incentives | | Continued pension accrual | Total |
	Base salary	Bonus	EPSUs	RSUs	Benefits		
Darren Entwistle – President and CEO							
Resignation	–	–	107,218[1]	9,781,001[1]	–	–	**9,888,219**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (3 months)	343,750	206,250	107,218	9,781,001[1]	67,186	283,000	**10,788,405**
Retirement	–	825,000	107,218	9,781,001	–	–	**10,713,219**
Disability (24 months)	2,750,000	1,650,000	107,218	9,781,001	–	–	**14,288,219**
Death[2]	–	825,000	107,218	19,562,002	–	–	**20,494,220**
Change of control[3]	2,750,000	1,650,000	107,218	19,562,002	–	–	**24,069,220**
Doug French – EVP and CFO							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	975,000	487,500	252,907	–	134,662	541,000	**2,391,069**
Retirement	–	325,000	252,907	2,461,782	–	–	**3,039,689**
Disability (18 months)	975,000	487,500	252,907	2,461,782	–	–	**4,177,189**
Death[2]	–	325,000	252,907	4,923,563	–	–	**5,501,470**
Change of control[3]	–	–	252,907	4,923,563	–	–	**5,176,470**
Eros Spadotto – EVP, Technology Strategy and Business Transformation							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	937,500	468,750	250,739	–	143,313	692,000	**2,492,302**
Retirement	–	312,500	250,739	2,145,258	–	–	**2,708,497**
Disability (18 months)	937,500	468,750	250,739	2,145,258	–	–	**3,802,247**
Death[2]	–	312,500	250,739	4,290,515	–	–	**4,853,754**
Change of control[3]	–	–	250,739	4,290,515	–	–	**4,541,254**
Tony Geheran – EVP and Chief Customer Officer							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	900,000	450,000	237,453	–	140,785	660,000	**2,388,238**
Retirement	–	300,000	237,453	2,461,795	–	–	**2,999,248**
Disability (18 months)	900,000	450,000	237,453	2,461,795	–	–	**4,049,248**
Death[2]	–	300,000	237,453	4,923,589	–	–	**5,461,042**
Change of control[3]	–	–	237,453	4,923,589	–	–	**5,161,042**
François Gratton – EVP, TELUS Health, TELUS Agriculture and TELUS Québec							
Resignation	–	–	–	–	–	–	**–**
Termination with just cause	–	–	–	–	–	–	**–**
Termination without just cause (18 months)	900,000	450,000	350,167	–	73,232	612,000	**2,385,399**
Retirement	–	300,000	350,167	2,032,645	–	–	**2,682,812**
Disability (18 months)	900,000	450,000	350,167	2,032,645	–	–	**3,732,812**
Death[2]	–	300,000	350,167	4,065,289	–	–	**4,715,456**
Change of control[3]	–	–	350,167	4,065,289	–	–	**4,415,456**

1 Upon resignation or termination without just cause, Darren is entitled to retirement treatment for his LTIs. In these cases, all vested and unvested EPSUs and all time-vesting RSUs will be paid within 60 days of termination; performance-contingent RSUs will be paid following the valuation date in accordance with the plan and the original timeline.

2 The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon death as at December 31, 2020.

3 The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2020. For Darren, assumes his employment is terminated without cause or he elects to resign on or before a date that is two years after the date of a change of control which entitles him to base salary for 24 months and two times an amount equal to the cash portion of his annual performance bonus target.

TELUS equity compensation plans

The Company has a number of equity compensation plans that fall within the Toronto Stock Exchange's (TSX's) definition of security-based compensation arrangements, including the TELUS Directors Deferred Share Unit Plan (DSU Plan) for which we are seeking shareholder approval at the May 7, 2021 annual meeting. For simplicity, this section groups all such plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

Name	Type of plan		New equity grants being issued	TELUS securities issuable from treasury
	Equity-based compensation	Other		
TELUS Management Share Option Plan (Management Option Plan)	X		Yes	Yes
DSU Plan	X[1]		Yes	Yes[1]
Performance Share Unit Plan (PSU Plan)	X		Yes	Yes
Restricted Share Unit Plan (RSU Plan)	X		Yes	Yes

1 The DSU Plan was amended in 2020 to provide the Corporate Governance Committee the right to elect to pay benefits to directors under the plan in the form of newly issued shares from treasury, but under the rules of the TSX, the Company may not do so until shareholder approval is obtained, which the Company is seeking at the May 7, 2021 annual meeting. If shareholder approval is obtained, the amended plan terms will apply to all deferred share units (DSUs) issued under the DSU Plan that are held by directors serving on the Board at any time following the annual meeting of shareholders of the Company held on May 7, 2020 which were outstanding on such date as well as DSUs granted after such date. See pages 20 to 21 for further details on the amendments to the DSU Plan and the approval being sought from shareholders.

The following table provides information as at December 31, 2020 on the shares of the Company authorized for issuance under the Management Option Plan, DSU Plan (but subject to obtaining shareholder approval as mentioned above), PSU Plan and RSU Plan, which are currently TELUS' only equity compensation plans (security-based compensation arrangements under the TSX rules).

As at December 31, 2020, the dilution, as a result of total share option reserves, was approximately 9.18 per cent (9.04 per cent if shareholder approval of the DSU Plan is not obtained) of all outstanding shares. The numbers in square brackets in the table reflect shareholder approval of the amendments to the DSU Plan not being obtained.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A	Weighted-average exercise price of outstanding options, warrants and rights ($) B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders (includes the DSU Plan)	10,861,524 [9,943,677][1]	21.59[2]	107,681,464 [106,799,311][1]
Equity compensation plans not approved by security holders	–	–	–
Total	10,861,524 [9,943,677][1]		107,681,464 [106,799,311][1]

1 If shareholder approval of the amendments to the DSU Plan is not obtained.
2 Applies to options under the Management Option Plan only.

TELUS Management Share Option Plan

The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options.

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee)
Term	Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period
Expiry	Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of: • Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested) • Ninety days after termination of employment without just cause for vested options • Termination of employment without just cause for unvested options • Termination of employment of the participant for just cause, for all options (vested and unvested) • Twelve months after the death of a participant, for options that have vested on death or are scheduled to vest within 12 months of death; any unvested options after this time period are forfeited • The end of the option term (applies to retirement and termination due to disability)
Vesting	To be determined at the time of grant. Since 2003, most grants cliff-vest after three years from the grant date
Exercise price	Arithmetic average of the daily weighted-average trading price of the underlying shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date
Change of control	Yes. See page 112
Clawback policy	Options granted to the President and Chief Executive Officer (CEO) and any Executive Vice-Presidents (EVPs), and any shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; but this applies only to options granted from and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 100
Assignability	Not assignable
Ownership restrictions	• The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS security-based compensation arrangements (as defined by the TSX), cannot exceed five per cent of the issued and outstanding shares at the grant date of the option • The total number of shares issued to insiders within any one-year period, under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • A majority of options granted under this plan cannot be granted to insiders[1]
Total number of shares reserved for further options as of December 31, 2020	The Company currently has reserved 90,067,722 shares for further option grants, representing 6.97 per cent of the issued and outstanding shares
Options outstanding as of December 31, 2020	3,014,700
Number of options held by officers as of December 31, 2020	0
Annual burn rate	Zero per cent for 2018 and 2019, and 0.25 per cent for 2020[1]

1 The burn rate for options is calculated as: options granted in year / weighted average number of outstanding shares in the year.
For 2020: 3,171,600 / 1,275,456,943 = 0.25%. No options were granted in 2018 or 2019.

The purpose of the Management Option Plan is to promote the retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled in cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and the effects of dilution for shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms. The net-equity settlement feature is described below. The Management Option Plan also permits a cash settlement feature, which allows the Company to grant options enabling the holder to exchange an option for shares with a current market value equal to the amount by which the current market price of a share exceeds the option exercise price. However, the Company does not grant these types of options.

Net-equity settlement feature

For certain options designated by the Company on or before the time those options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive shares in settlement for the exchanged options. The number of shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange are then added back to the applicable reservation of shares under the Management Option Plan.

Change of control

The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take some other action.

Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS' consolidated assets to persons not affiliated with TELUS, (ii) a formal take-over bid for TELUS' voting securities, (iii) any acquisition of 35 per cent or more of TELUS' voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its shareholders, where the record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transaction that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without just cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reserve by the number of shares underlying the exercised options, make any amendments for compliance with Section 409A of the United States Internal Revenue Code, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reserve by the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, the addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiry date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval.

TELUS Directors Deferred Share Unit Plan

The DSU Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors' interests with those of our shareholders. The DSU Plan provides that a director may elect to receive their annual retainer and meeting fees in deferred share units (DSUs), shares or cash. DSUs entitle the directors to a specified number of shares or a cash payment based on the value of shares.

DSU Plan at a glance

Term	Description
Participants	Non-employee directors
Term	DSUs do not have a fixed term
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the DSU Plan
DSU payout amount	Number of DSUs multiplied by the then applicable market price for shares, which is equal to the volume weighted average price per share at which the shares trade on the TSX as of the immediately preceding business day
Vesting	All DSUs vest upon grant
Change of control	No
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted-average trading price of shares on the business day prior to grant date
Assignability	Not assignable, other than by will or the laws of succession on devolution
Effect of a trading blackout period	If payment is scheduled to occur during a trading blackout period, then the payment will be deferred until the business day following the expiry of that blackout period
Total number of shares reserved for further units as of December 31, 2020[1]	The Company currently has reserved 882,154 shares for further grants of DSUs, representing 0.07 per cent of the issued and outstanding shares
Units that may be settled in newly issued shares outstanding as of December 31, 2020[1]	917,846 DSUs outstanding, representing 0.07 per cent of the issued and outstanding shares
Burn rate[1]	0.01 per cent for 2018, 0.01 per cent for 2019, and 0.01 per cent for 2020[2]

1 Subject to shareholder approval – See Shareholder approval of the amended DSU Plan below.
2 The burn rate for DSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2018: 58,399 / 596,698,205 = 0.01%. For 2019: 49,869 / 601,995,060 = 0.01%. For 2020: 102,376 / 1,275,456,943 = 0.01%.

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the shares. If a participant elects to be paid out in shares, the shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the DSU Plan to amend or terminate the DSU Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or to waive any conditions with respect to DSUs and to make any amendments for compliance with the American Jobs Creation Act of 2004 of the United States of America, including Section 409A of the United States Internal Revenue Code created thereunder. All amendments to the DSU Plan must be in compliance with any applicable regulatory requirements.

Shareholder approval of the amended DSU Plan

TELUS is seeking shareholder approval of an amended DSU Plan, which amendments include providing the Corporate Governance Committee with the right to elect to pay benefits to directors under the plan in the form of newly issued shares from treasury. See pages 20 to 21 for details.

Performance Share Unit Plan

As noted on page 80, the PSU Plan is a medium-term incentive plan that grants awards of executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the shares.

The PSU Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of at-risk compensation to the share price and to promote the retention of executives.

The PSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury. For grants that remain outstanding from periods prior to May 2019, the participants may elect to take payments under the PSU Plan in cash or shares purchased in the market.

When dividends on shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the shares, are credited to the participant's account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

PSU Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO
Vesting	• EPSUs and MPSUs vest and become payable in equal annual instalments over a period of approximately three years, subject to permitted deferrals • All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year
Change of control	Yes. See below
Clawback policy	EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy see page 100
Payout amount	Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date for MPSUs and 15 trading days before the vesting date for EPSUs
Payment / termination	Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid; all unvested EPSUs or MPSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately • Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid • Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid • Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid • Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid
Assignability	Not assignable except to a beneficiary on death
Effect of a trading blackout period	If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant
Ownership restrictions	• The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares
Total number of shares reserved for further units as of December 31, 2020	The Company currently has reserved 2,847,438 shares for further grants of EPSUs or MPSUs, representing 0.22 per cent of the issued and outstanding shares
Units that may be settled in newly issued shares outstanding as of December 31, 2020	EPSUs and MPSUs for 813,128 shares, representing 0.06 per cent of the issued and outstanding shares

PSU Plan at a glance (continued)

Term	Description
Number of units that may be settled in newly issued shares held by officers as of December 31, 2020	EPSUs and MPSUs for 95,716 units or 11.77 per cent of the total number of units outstanding under this plan
Annual burn rate	Zero per cent for 2018; 0.13 per cent for 2019; and 0.03 per cent for 2020[1]

1 The burn rate for PSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2019: 783,208 / 601,995,060 = 0.13%. For 2020: 433,010 / 1,275,456,943 = 0.03%. Grants in 2018 are not eligible for payment in the form of newly issued shares from treasury.

Change of control

The PSU Plan contains change of control provisions equivalent to those in the Management Option Plan. Vesting of EPSUs and MPSUs is subject to a double-trigger change of control provision, unless the Board decides to take another action, similar to that described for the Management Option Plan on page 112.

Amendment procedure

The Board, subject to any required regulatory approval, has the power to amend or discontinue the PSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any EPSUs and MPSUs, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of EPSUs or MPSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan.

Restricted Share Unit Plan

As noted on page 81, the RSU Plan is a long-term incentive (LTI) plan that grants awards of RSUs, which are pegged to the value of the shares.

The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The RSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury. For grants that remain outstanding from periods prior to May 2019, the participants may elect to take payments under the RSU Plan in cash or shares purchased in the market.

When dividends on shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the shares are credited to the participant's account. These dividend equivalents do not vest unless the RSUs vest.

RSU Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management), as approved by the Compensation Committee or the CEO
Vesting	Typically, RSUs cliff-vest and become payable in the second year after the grant year
Change of control	Yes. See below
Clawback policy	RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to RSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 100
Payout amount	• Time-vesting: Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date • Performance-contingent: 75 per cent weighted to total shareholder return compared to a peer group over a three-year period and 25 per cent weighted to total customer connections measured annually over three equally weighted years (with payments that are capped at 200 per cent for each metric)

RSU Plan at a glance (continued)

Term	Description
Payment / termination	Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid; all unvested RSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested RSUs are forfeited immediately • Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination • Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date • Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100 per cent for performance-contingent RSUs • Within 30 days following the normal vesting date – All vested RSUs are paid
Assignability	Not assignable except to a beneficiary on death
Effect of a trading blackout period	If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant
Ownership restrictions	• The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares
Total number of shares reserved for further units as of December 31, 2020	The Company currently has reserved 13,884,151 shares for further grants of RSUs, representing 1.08 per cent of the issued and outstanding shares
Units that may be settled in newly issued shares outstanding as of December 31, 2020	RSUs for 6,115,849 shares, representing 0.47 per cent of the issued and outstanding shares
Number of units that may be settled in newly issued shares held by officers as of December 31, 2020	RSUs for 1,996,119 units or 32.64 per cent of the total number of units outstanding under this plan
Annual burn rate	Zero per cent for 2018; 0.25 per cent for 2019; and 0.25 per cent for 2020[1]

1 The burn rate for RSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2019: 1,488,908 / 601,995,060 = 0.25%. For 2020: 3,184,188 / 1,275,456,943 = 0.25%. Grants in 2018 are not eligible for payment in the form of newly issued shares from treasury.

Change of control

The RSU Plan contains change of control provisions equivalent to those in the Management Option Plan and PSU Plan. The default is a double-trigger change of control provision, similar to that described for the Management Option Plan on page 112.

Amendment procedure

The Board, subject to any required regulatory approval, has the power to amend or discontinue the RSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any RSU, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the RSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of RSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan.

Appendix A: Terms of reference for the Board of Directors

1. Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company's business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2. No delegation

2.1 The Board may not delegate the following matters to any committee:

a) The removal of a director from or the filling of a vacancy on the Board or any Board committee

b) The issuance of securities except on the terms authorized by the directors

c) The declaration of dividends

d) The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors

e) The appointment or removal of the CEO

f) The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee

g) The adoption, amendment or repeal of the charter documents of the Company

h) Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3. Board of Directors

3.1 Composition

a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.

b) Subject to election by the shareholders and the requirements of the applicable laws, the Company's charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.

c) The Chair of the Board must be an independent director. If this is not desirable in the circumstances, a Lead Director who is also an independent director shall be appointed.

3.2 Meetings

a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board's meetings may be held in locations other than Vancouver.

b) The Chair, with the assistance of the Lead Director (if there is one), CEO and the Chief Governance Officer, will be responsible for the agenda for each Board meeting.

c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.

e) The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.

f) To the extent possible, Board materials will be made available in electronic format.

3.3 Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a) Approve the management slate of nominees proposed for election at annual general meetings of the Company

b) Approve candidates to fill any casual vacancy occurring on the Board

c) Fix the number of directors as permitted by the Company's charter documents.

3.4 Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors' compensation and the shareholdings required of directors of the Company.

3.5 Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a) Audit Committee – Appendix E

b) Corporate Governance Committee – Appendix F

c) Human Resources and Compensation Committee – Appendix G

d) Pension Committee – Appendix H.

The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

4. Selection of management

4.1 In accordance with the Company's charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO's compensation.

4.2 Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Management and any other appointed officers of the Company.

4.3 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4 The Board is responsible for overseeing succession planning and will review and approve the succession plan for the CEO on an annual basis.

5. Strategy determination

The Board will:

a) Annually consider and approve the Company's objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto

b) Monitor and assess developments which may affect the Company's strategic plan

c) Evaluate and, as required, enhance the effectiveness of the strategic planning process

d) Monitor the execution of the strategic plan by management and monitor corporate performance against the Company's objectives and goals.

6. Material transactions

6.1 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7. Public reporting

The Board is responsible for:

a) Reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis

b) Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements

c) Reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company

d) Reporting annually to shareholders on its stewardship for the preceding year

e) Reporting annually to shareholders on the key strategic objectives of the Company and how the Company's approach to executive compensation is designed to motivate management to achieve these strategic objectives, and

f) Providing for measures that promote engagement with and feedback from shareholders.

8. Risk oversight and management

8.1 The Board is responsible for ensuring the identification of material risks to the Company's business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company's business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually:

a) The Company's risk management program, including risk appetite and integrated enterprise risk assessment

b) The quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company's material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them

c) The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles.

8.2 In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3 The Board is also responsible for the integrity of the Company's internal control, disclosure control and management information systems.

9. Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10. Legal requirements

10.1 The Board will monitor compliance with all applicable laws and regulations.

11. Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Chair and the Lead Director (if there is one), as provided in Appendix L – Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the *TELUS Board Policy Manual*, which can be found at **telus.com/governance**.

Appendix B: Withdrawn shareholder proposal

B.C. Government and Service Employees' Union General Fund and B.C. Government and Service Employees' Union Defense Fund, 4911 Canada Way, Burnaby, B.C. V5G 3W3 (collectively, the BCGEU) submitted the following shareholder proposal, reproduced below in its entirety:

TELUS's Health division is the leading provider of virtual care technology in Canada, offering virtual medical consultations, an AI-powered medical symptom checker, home care monitoring, electronic medical records and benefits and pharmacy management. Over the past decade, TELUS has invested over $3.2 billion in its Health division.[1]

In September 2018, TELUS partnered with UK-based AI company Babylon Health to bring virtual medical services, including video consultations, to Canadians. The service has quickly expanded, in part in response to the COVID-19 pandemic. TELUS expects considerable growth from these health offerings.

In 2020, UK users of Babylon Health's virtual medical consultation app were able to watch the sensitive and private recordings of other users' medical visits, spurring national and international headlines.[2] TELUS Health's Babylon rollout in Alberta occurred without adequate privacy oversight, and together these events pushed the Alberta government to conduct an investigation into the service in that province.[3]

While TELUS has confirmed that the Babylon app in the UK is different from the Canadian app, shareholders believe that TELUS needs to assess and mitigate potential risks associated with handling and storing sensitive patient data. Failure to address health data risks carry significant business risks, including regulatory investigations or actions, litigation, loss of consumer trust, and damage to TELUS's national and international reputation and brand.

Management of Privacy and Data Security Risks

As one of the Canada's leading companies in a competitive telecommunications industry, TELUS's duty to protect both customer privacy and security of customer data is vital to the company's success. TELUS's Privacy Management Program Framework discusses the oversight of this responsibility and describes its goal of "exceed[ing] … privacy obligations as prescribed by legislation, to be transparent with customers, and to provide further direction for TELUS team members."[4]

The company's emerging health business (in particular Babylon by TELUS Health) exposes the company to unique risks that must be proactively managed. Given the highly sensitive nature of the data being transmitted, health data carries tremendous risks. Depending on the richness of the data set, health data can include biological markers, and can even be used predict emotional states. And while data that is shared with other entities is allegedly de-identified, even de-identified data is often easy to re-identify according to a study from University of California, Berkeley.[5]

Significant discrepancies between Babylon's UK privacy policy and Babylon by TELUS Health's privacy policy are also of concern to shareholders. Providing Canadian users with at least the same level of transparency and commitments as is provided for the same service in the UK would assure investors that the company is treating privacy and transparency with the utmost concern.[6]

A key difference between the two privacy policies is that Babylon UK's policy includes a high level of specificity, in contrast to the open-ended nature of the Babylon Canada policy. For example, the Babylon UK policy specifies how long different types of data will be kept and when data will be collected from other applications such as Facebook, while the Babylon Canada policy simply provides blanket descriptions. Additionally, although both Babylon UK and Babylon Canada's privacy policies require "explicit consent" before customers' medical profiles are entered into their de-identified research and development system, there is little information about what role individual consent plays when Babylon Canada shares de-identified data with TELUS for the development of its own research and development, or with employers using the enterprise app.

As TELUS moves increasingly into the healthcare space, it is imperative that it is proactively managing highly sensitive health care risks.

RESOLVED that shareholders request TELUS issue a report to shareholders to reasonable cost, omitting proprietary or legally privileged information, on privacy and data security risk oversight related specifically to the TELUS Health business.

TELUS' response:

As part of our ongoing commitment to putting customers first, we have a long-standing policy of protecting privacy. We take great care to safeguard our customers' personal information, which includes personal health information. We welcomed the interest of the BCGEU in this area and the opportunity to meet with their representatives to explain how our Privacy Management Program Framework has been developed and implemented by a team of specialized professionals.

The TELUS Data & Trust Office has six teams that work collaboratively to deliver on our privacy commitments across TELUS, including TELUS Health. These teams include:

- **Data Policy & Research** – Focused on ensuring that we are aware of the latest privacy and legislative developments, and how they can be addressed in our operations.
- **Privacy & Innovation** – Focused on finding solutions to allow data innovation at TELUS while still respecting our commitment to privacy and our TELUS Trust Model. This team also conducts privacy impact assessments for the non-Health areas of our enterprise.
- **Project & Program Enablement** – A team dedicated to effectively implementing and supporting the various programs and privacy projects that give life to our privacy commitments.
- **Data Ethics and Governance** – This team is constantly evolving our data governance model to ensure it reflects the increasingly complex areas of Responsible Artificial Intelligence and the ethical use of data. We are currently adding a full-time dedicated data ethicist to this team.

- **Health Privacy** – A team that has quadrupled in the last year to reflect our growing Health business and the unique complexities of health privacy in our digital world. Along with leading our health privacy strategy, this team conducts privacy impact assessments for the Health areas of our business.
- **Incident Readiness & Response** – This team is constantly adapting and enhancing our readiness to respond to a privacy or data incident anywhere in our enterprise. They are also tasked with responding to escalated customer inquiries or complaints about privacy matters.

Our oversight of privacy and data security has been an integral part of the growth and success of TELUS Health and this oversight begins at the Board level. The Audit Committee of our Board receives quarterly updates from our Chief Data and Trust Officer regarding privacy considerations across our business areas. We aim to remain at the forefront of privacy in Health as we use technology to address one of the defining social challenges of our time.

1 https://www.theglobeandmail.com/business/article-will-the-pandemic-see-telus-health-find-its-footing/
2 https://www.cbc.ca/news/canada/calgary/babylon-health-app-1.5605570
3 https://www.cbc.ca/news/canada/edmonton/alberta-privacy-commissioner-investigating-babylon-by-telus-health-1.5539900
4 https://assets.ctfassets.net/rz9m1rynx8pv/5kyYDtH9mEmq4B5GasM20x/0c1bd37b8748c3a7e6880eb5943f64f5/19-1326_TELUS_PrivacyManagementProgram_external-EN-Nov21.pdf
5 https://vcresearch.berkeley.edu/news/advancement-artifical-intelligence-opens-health-data-privacy-attack
6 https://www.gpathand.nhs.uk/legal/privacy-policy#how-long-we-keep-your-data

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We have the courage to innovate





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510 West Georgia Street
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Canada V6B 0M3
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